2021

Annual Meeting of Shareholders

Proxy Statement

CNO
FINANCIAL GROUP

Notice of Annual Meeting of Shareholders

Voting Items

- **Proposal 1:** To elect the 10 directors nominated to the Board of Directors of the Company and named in the Proxy Statement, each for a one-year term ending in 2022.
- **Proposal 2:** To approve, by non-binding advisory vote, the executive compensation of the Company's Named Executive Officers as disclosed in the Proxy Statement.
- **Proposal 3**: To approve the adoption of the Amended and Restated Section 382 Shareholder Rights Plan.
- **Proposal 4:** To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2021.
- **To consider other matters**, if any, as may properly come before the Annual Meeting and any adjournment or postponement thereof.

*The Board of Directors unanimously recommends that you vote **FOR** all director nominees and in favor of approving each of the above proposals.*

Your Vote is Important.

In accordance with the rules of the Securities and Exchange Commission (the "SEC"), on or about March 26, 2021, we either mailed you a Notice of Internet Availability of Proxy Materials (the "Notice") notifying you how to vote online and how to access an electronic copy of this Proxy Statement and the Company's Annual Report to Shareholders (together referred to as the "Proxy Materials") or mailed you a complete set of the Proxy Materials and proxy card. If you have not received but would like to receive printed copies of these documents, including a proxy card in paper format, you should follow the instructions for requesting such materials contained in the Notice.

If you received a paper copy of the Proxy Materials, management and the Board of Directors respectfully request that you date, sign and return the enclosed proxy card in the postage-paid envelope so that we receive the proxy card prior to the Annual Meeting. Alternatively, you may follow the instructions on your proxy card or Notice for submitting a proxy electronically or by telephone. If your shares are held in the name of a bank, broker or other holder of record, please follow the procedures as described in the voting form that they send to you. If you subsequently attend the virtual meeting, you may withdraw your proxy and vote during the meeting.

Our Proxy Statement follows. Our Proxy Statement (including all attachments), the Company's Annual Report to Shareholders (which includes the Annual Report on Form 10-K for the year ended December 31, 2020) (which is not deemed to be part of the official proxy soliciting materials), and any amendments to the foregoing materials that are required to be provided to shareholders are available at www.proxyvote.com. Shareholders may obtain copies of the Proxy Statement, Annual Report to Shareholders (including financial statements and schedules thereto) and form of proxy relating to this or future meetings of the Company's shareholders, free of charge on our website at www.CNOinc.com in the "Investors—SEC Filings" section, by calling (317) 817-2893 or by emailing the Company at ir@CNOinc.com.

By Order of the Board of Directors,

Rachel J. Spehler

Rachel J. Spehler
Vice President, Deputy General Counsel and Secretary
March 26, 2021
Carmel, Indiana

Meeting and Voting Information



Date and Time
May 7, 2021
8:00 a.m.
Eastern Daylight Time

Record Date
March 9, 2021



Admission
The Annual Meeting is being held virtually only. You will be able to attend the Annual Meeting, vote and submit your questions during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CNO2021. To participate in the meeting, you must have your 16-digit control number that is shown on your Notice or proxy card.



Voting
You may cast your vote online, by telephone, by mail, or virtually at the meeting. For more details on how to vote, see the Q&A beginning on page 7.

Table of Contents

Executive Summary

Our Business

CNO Financial Group, Inc. ("CNO," the "Company," "we," "us," or "our") is a Fortune 1000 company with $3.8 billion in total revenues for the year ended December 31, 2020. Our mission is to secure the future of middle-income America by providing insurance and financial services that help protect their health, income and retirement needs, while building enduring value for all of our stakeholders. Our strategic plan focuses on top- and bottom-line growth and delivering long-term value for our shareholders.

CNO has a unique set of highly valuable distribution assets. Our exclusive agent distribution force is among the largest in the industry and has deep and established customer relationships. We operate a top 5* direct-to-consumer life insurance business with significant brand awareness and a highly leverageable platform. We also operate a growing workforce benefits solutions business.

In January 2020, we announced a strategic transformation to create a leaner, more integrated, customer-centric organization. Our new operating model realigned our three businesses into two divisions centered on the customers we serve: Consumer and Worksite. Changing consumer behaviors, including increased comfort with transacting online, drove our transformation. COVID-19 hastened this shift to digital purchasing across all industries, including insurance. The pandemic response accelerated the pace and execution of our transformation strategy.

Within the Consumer Division, we are lowering the barriers between our direct-to-consumer and exclusive field agency distribution channels. By uniting these distribution capabilities, we are enabling cross-channel efficiencies to better serve our customers. In 2020, customers were able to choose to transact with us online, over the phone, in person with a local agent, or a combination of the three means of interaction. Our ability to provide customers with this type of hybrid experience—an integrated blend of virtual and local service—is key to how we think about serving our market. It allows us to build deeper, more meaningful relationships with our clients and establish a level of trust that is difficult to duplicate without local agents.

Creating a dedicated Worksite Division formalized our commitment to this business. This effort began in 2019 with the acquisition of Web Benefits Design by adding its best-in-class benefits administration technology platform to CNO. In February 2021, we acquired DirectPath, a leading national provider of employee benefits management services to employers and employees, to further enhance our Worksite offerings. This acquisition is a natural next step in the evolution of our Worksite business. Building out our capabilities gets us deeper into the employer/employee value chain and strengthens our position to capture future growth. As employers continue to reduce benefits and shift more responsibility for managing healthcare costs onto employees, the demand for our supplementary products and services is likely only to grow.

2020 Business and Operational Highlights

In 2020, we delivered solid financial results and made significant progress optimizing our business realignment in the midst of the COVID-19 pandemic.

In conjunction with the transformation announcement in 2020, we updated our reporting structure. We moved from a distribution-oriented reporting structure to a product-focused structure aligned with our three primary insurance product lines (Annuity, Health and Life), and investment and fee income. We believe this new reporting structure is more reflective of how management makes operating decisions and assesses the performance of the business, while creating more transparency for our stakeholders.

Our diversified business model enabled us to navigate the pandemic from a position of strength, as our broad offering of health, life and annuity products provided a natural hedge. We experienced favorable morbidity impacts within our health products, which served to strongly offset the unfavorable mortality impacts in our life products. Demand for products within our direct-to-consumer distribution channel surged in 2020. This helped offset pockets of weakness within our face-to-face and Worksite channels that faced significant restrictions due to the pandemic. Our fee businesses also performed well and helped offset challenges in other areas of our business.

Given our diversified business model, no changes to our performance targets for incentive compensation were needed or made as a result of the COVID-19 pandemic. Additional information on our executive compensation program can be found under "Compensation Discussion and Analysis" beginning on page 41.

---

* Based on Company research of carrier-owned direct-to-consumer programs and carrier-owned captive agencies.

Company Initiatives

CNO's mission is to secure the future of middle-income America by providing insurance and financial services that help protect their health, income and retirement needs, while building enduring value for all of our stakeholders.

Strategic Objectives

Our Board of Directors ("Board") frequently discusses our strategy and holds a multi-day, long-term strategy session each year. The Board holds management accountable for consistent execution of our strategy. Our strategic objectives remain unchanged:

» Execute our strategic transformation

» Extend the breadth and depth of our product offerings

» Leverage our diverse distribution channels and unique product combinations

» Expand to serve slightly younger and wealthier consumers within the middle-income market

» Enhance the customer experience

» Deploy excess capital to its highest and best use

Execute Our Strategic Transformation

In 2020, we placed increased emphasis on successfully executing our strategic transformation, which was accelerated by our response to the pandemic. Within our Consumer Division, we focused on unifying our direct-to-consumer and exclusive agent distribution channels, enabling cross-channel efficiencies. At our Worksite business, we laid the foundation to capture future growth as the economy reopens. Examples include:

» Life insurance consumers served by the Consumer Division are able to transact with us online, over the phone, in person with a local agent, or a combination of the three means of interaction.

» Lead-sharing programs and collaboration efforts between exclusive agent and direct-to-consumer channels drove significant increases in life insurance sales growth, higher conversion rates and lower overall customer acquisition costs.

» The Worksite Division developed new virtual approaches to engage with employers and employees and expanded our product and service offerings both organically and through the acquisition of DirectPath.

Extend the Breadth and Depth of Our Product Offerings

» We introduced 16 new products and product enhancements in 2020, including:

  · Medicare Supplement Plan High G, designed as a price-sensitive alternative for healthy Medicare customers;

  · Security Builder, a high participation rate indexed annuity offering; and

  · Monthly Income Protection, a unique form of group term life insurance.

» We introduced additional third-party products through our new online health insurance marketplace, myHealthPolicy.com. Sales of third-party policies grew 5% in 2020 over the prior year.

Leverage Our Diverse Distribution Channels and Unique Product Combinations

» We launched our new online health insurance marketplace, myHealthPolicy.com, in October.

» Ongoing investments in agent recruiting and retention initiatives continued to generate positive results, including improvements in agent productivity.

» Our producing agent count was unfavorably impacted by the COVID-19 pandemic, particularly in the second quarter, but has seen solid recovery over the subsequent months. Our total exclusive agent count remained stable throughout the year and increased 3% during the fourth quarter.

Expand to Serve Slightly Younger and Wealthier Consumers Within the Middle-Income Market

» Our Broker Dealer and Registered Investment Adviser businesses continued to grow. Client assets in brokerage accounts increased 18% over the prior year, to approximately $1.8 billion.

» Annuity collected premiums, which rely on face-to-face interaction, were down 11% for the year, but finished strong, up 6% in the fourth quarter.

Enhance the Customer Experience

» We developed dedicated COVID-19 pages on CNO and our consumer-facing brand websites to provide information to customers on our response and consumer support resources.

» Digital tools such as Zoom, eApp, Docusign, voice authorizations and telesales assistance allowed customers to file claims, submit applications, pay bills and easily view claim information online.

» During the COVID-19 pandemic, we provided our policyholders with extended time to pay premiums without the risk of losing their benefits.

Deploy Excess Capital to its Highest and Best Use

» See "Returning Capital to Shareholders" on page 5 for 2020 highlights.

Company Results

Strong Financial Performance

As a result of the significant positive momentum created by growth initiatives that were implemented over the past few years, we entered 2020 well-positioned for strong financial performance. The COVID-19 pandemic directly impacted our business.

» Underwriting results overall were favorably impacted by the COVID-19 pandemic as many consumers deferred healthcare treatments. Underlying margins excluding the effects of the COVID-19 pandemic and other significant items remained stable.

» CNO reported net income of $301.8 million, or $2.11 per diluted share, compared to $409.4 million, or $2.61 per diluted share, in 2019. The 2019 results reflect the $194 million favorable impact of a tax planning strategy that is expected to utilize net operating loss carryforwards that otherwise would have expired.

» Net operating income[1] was $362.3 million, or $2.53 per diluted share, in 2020, compared to $290.0 million, or $1.85 per diluted share, in 2019.

  · Shelter-in-place orders and state restrictions limited our agents' face-to-face meetings with customers. Sales of health products that typically rely on face-to-face interactions were pressured. New annualized premium ("NAP") for health products was down 21% in 2020.

  · At the same time, the pandemic underscored the crucial need for life insurance products among our consumer base. Demand for life insurance, particularly within our direct-to-consumer channels, increased meaningfully. Compared to the prior year, NAP for life insurance was up 12%.

  · We experienced strong policy persistency in 2020, suggesting that our customers recognized the value of the protection products that we provide.

  · Life and health collected premiums were up 0.5%, and annuity collected premiums were down 10.8%.

Disciplined Expense Control and Lowered Structural Costs

The insurance industry faces significant headwinds from the lower interest rate environment and other macro-economic challenges. In response, we remain focused on reducing our operating expenses while balancing the need to invest in growth.

» Total allocated and unallocated expenses were essentially flat in 2020, excluding significant items in both periods.

» Total allocated and unallocated expenses are expected to be down slightly in 2021 as compared to 2020, excluding significant items in both periods.

Returning Capital to Shareholders

CNO remains committed to deploying 100% of our excess capital to its highest and best use.

» In 2020, the Company generated $387 million in free cash flow[1] and returned $330 million to shareholders—$263 million in the form of share repurchases, which reduced our share count by 9% in 2020, and $67 million in the form of common stock dividends.

» For the 10-year period ended December 31, 2020, we returned $3.0 billion to shareholders—$2.6 billion in the form of securities repurchases, which reduced our share count by 46% during this period, and $0.4 billion in the form of common stock dividends.

» As of December 31, 2020, we had $269.3 million of share repurchase authorization remaining.

» In February 2021, we acquired privately owned DirectPath, LLC, a leading national provider of employee benefits management services to employers and employees.

(1) Net operating income; net operating income per diluted share; Operating ROE; book value per diluted share, excluding accumulated other comprehensive income (loss); debt to total capital ratio, excluding accumulated other comprehensive income; and free cash flow, are non-GAAP financial measures. See "Information Related to Certain Non-GAAP Financial Measures" beginning on page 88 for a description of these measures and a reconciliation to the corresponding GAAP measure.

Solid Capital and Liquidity

We ended 2020 on solid footing with robust capital and liquidity.

» The unrestricted cash and investments held by CNO and its non-insurance subsidiaries was $388.1 million, and we had a consolidated risk-based capital ratio of 411% at December 31, 2020.

» Book value per diluted share, excluding accumulated other comprehensive income (loss)[1], increased to $23.95 at the end of 2020 from $22.09 at the end of 2019.

» Debt to total capital ratio at the end of 2020, excluding accumulated other comprehensive income[1], was 25.6%.

» We issued $150 million of subordinated debt in 2020.

» Our senior debt is rated as investment grade by all four primary rating agencies.

(1) Net operating income; net operating income per diluted share; Operating ROE; book value per diluted share, excluding accumulated other comprehensive income (loss); debt to total capital ratio, excluding accumulated other comprehensive income; and free cash flow, are non-GAAP financial measures. See "Information Related to Certain Non-GAAP Financial Measures" beginning on page 88 for a description of these measures and a reconciliation to the corresponding GAAP measure.

2020 Total Return Performance*



* $100 invested on 12/31/2019 in stock or index, including reinvestment of dividends.

	Dec-19	Jan-20	Feb-20	Mar-20	Apr-20	May-20	Jun-20	Jul-20	Aug-20	Sep-20	Oct-20	Nov-20	Dec-20
CNO Financial Group, Inc.	$100.00	$97.02	$88.36	$68.87	$78.16	$79.77	$87.17	$ 84.54	$ 91.26	$ 90.45	$100.09	$119.99	$125.99
S&P 500	100.00	99.96	91.73	80.40	90.71	95.03	96.92	102.38	109.74	105.57	102.77	114.02	118.40
S&P 400 Mid Cap	100.00	97.39	88.14	70.30	80.27	86.14	87.22	91.25	94.45	91.38	93.37	106.70	113.66
S&P 500 Life & Health Insurance . .	100.00	96.90	82.37	59.43	69.24	69.30	69.69	71.53	74.22	71.14	71.13	88.53	90.52

Annual Meeting Information

Q: How are proxies solicited, and who pays the costs of soliciting them?

Proxies may be solicited by mail, telephone, internet or in person. Proxies may be solicited by members of the Board, officers and other Company representatives. All expenses relating to the preparation and distribution to shareholders of the Notice, the Proxy Materials and the form of proxy will be paid by CNO.

Q: Who is entitled to vote?

Only holders of record of shares of CNO's common stock as of the close of business on March 9, 2021 will be entitled to vote at the Annual Meeting. On such record date, CNO had 133,609,605 shares of common stock outstanding and entitled to vote at the Annual Meeting and any adjournment or postponement thereof. Each share of common stock will be entitled to one vote with respect to each matter submitted to a vote at the Annual Meeting. Information on how to vote by internet, phone, mail or during the Annual Meeting is set forth below.

Q: What constitutes a quorum at the Annual Meeting?

The presence in person or by proxy of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum.

Q: How do I attend the Annual Meeting?

You will be able to attend, vote and submit your questions during the Annual Meeting via live webcast by visiting www.virtualshareholdermeeting.com/CNO2021. To participate in the meeting, you must have your 16-digit control number that is shown on your Notice or on your proxy card if you receive the Proxy Materials by mail. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting log-in page.

Q: How do I submit a question to be answered during the Annual Meeting?

This year's shareholders' question-and-answer session will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. If you would like to submit a question in advance of the Annual Meeting, please email your question to ir@CNOinc.com. If you would like to submit a question during the Annual Meeting, once you have logged into the webcast, simply type your question in the "ask a question" box and click "submit." Questions pertinent to meeting matters will be answered during the Annual Meeting, subject to time constraints. Any questions pertinent to meeting matters that cannot be answered during the Annual Meeting due to time constraints will be posted on the Company's website after the Annual Meeting.

Q: What will I be voting on at the Annual Meeting?

You are being asked to:

1. Elect the 10 directors nominated to the Board;

2. Approve, by non-binding advisory vote, the executive compensation of the Company's Named Executive Officers as disclosed in the Proxy Statement;

3. Approve the adoption of the Amended and Restated Section 382 Shareholder Rights Plan; and

4. Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2021.

The Board unanimously recommends that you vote FOR all director nominees and in favor of approving Proposals 2, 3 and 4.

While it's possible that other matters could come up for a vote at the meeting, the Board is not presently aware of any such matters.

Q: How many votes are needed to approve each proposal?

Assuming that a quorum is present, a majority of the votes cast in person or by proxy by the holders of shares entitled to vote at the Annual Meeting is required to elect each director. Proposals 2, 3 and 4 are approved with the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on the applicable subject matter.

Q: How do abstentions, unmarked proxy cards and broker non-votes affect the voting results?

Abstentions: Abstentions and shares represented by "broker non-votes," as described below, are counted as present and entitled to vote for the purpose of determining a quorum. Abstentions from voting will have no impact on the election of directors (Proposal 1) and will have the same effect as voting against each other proposal.

Unmarked proxy cards: If you submit a proxy card without giving specific voting instructions, your shares will be voted in accordance with the Board recommendations set forth above.

Broker non-votes: A broker non-vote occurs if you hold your shares in street name and do not provide voting instructions to your broker, bank or other holder of record on a proposal and your broker, bank or other holder of record does not have discretionary authority to vote on such proposal. The New York Stock Exchange ("NYSE") rules determine whether uninstructed brokers have discretionary voting power on a particular proposal. Broker non-votes will have no effect on the outcomes of Proposals 1, 2 and 3 because the shares subject to the broker non-vote will not be entitled to vote on such matters.

Q: Why did I receive this Proxy Statement or notice of internet availability of Proxy Materials?

On or about March 26, 2021, we either (1) mailed you a Notice detailing how to vote online and how to access an electronic copy of the Proxy Materials, or (2) mailed you a complete set of the Proxy Materials. If you received the Notice but would like to receive printed copies of the Proxy Materials and proxy card, please follow the instructions for requesting such materials in the Notice. A completed proxy should be returned in the envelope provided to you for that purpose (if you have requested or received a paper copy of the Proxy Materials) for delivery no later than May 7, 2021, as further detailed below. If the form of proxy is properly executed and delivered in time for the Annual Meeting, the named proxy holders will vote the shares represented by the proxy in accordance with the instructions marked on the proxy.

Each shareholder may appoint a person (who need not be a shareholder) other than the persons named in the proxy to represent him or her at the Annual Meeting by properly completing a proxy. Persons appointed as proxies may vote at their discretion on other matters as may properly come before the meeting.

Whether or not you plan to attend the Annual Meeting, we encourage you to grant a proxy to vote your shares.

Q: How do I vote?

You may vote:



ONLINE. You can vote in advance of the Annual Meeting at www.proxyvote.com, 24 hours a day, seven days a week. You will need the 16-digit control number that is shown on your Notice or on your proxy card (if you received a paper copy of the Proxy Materials).

You may attend the Annual Meeting via the webcast and vote during the Annual Meeting. The Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/CNO2021 and entering the 16-digit control number that is shown on your Notice or on your proxy card (if you received a paper copy of the Proxy Materials). Please have your Notice in hand when you access the website and then follow the instructio ns.



BY TELEPHONE. You can vote using a touch-tone telephone by calling the toll-free number included on your Notice, 24 hours a day, seven days a week. You will need the 16-digit control number that is shown on your Notice or on your proxy card (if you received a paper copy of the Proxy Materials).

The internet and telephone voting procedures, which comply with Delaware law and the SEC rules, are designed to authenticate shareholders' identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.



BY MAIL. If you have received a paper copy of the Proxy Materials by mail, you may complete, sign, date and return by mail the paper proxy card sent to you in the envelope provided to you with your Proxy Materials.

Q: What if my voting shares are held in street name?

If you hold your shares in street name (that is, if you hold your shares through a broker, bank or other holder of record), you must follow the instructions printed on your voting instruction form. In most instances, you will be able to submit voting instructions to your bank, broker or other holder of record over the internet, by telephone, or by mail.

If you want to vote virtually at the Annual Meeting and hold your shares in street name, you must obtain a legal proxy from your bank, broker or other holder of record authorizing you to vote and follow the instructions printed on your voting instruction form.

Q: What is the deadline for submitting votes by internet, telephone or mail?

Proxies submitted over the internet or by telephone as described above must be received by 11:59 p.m. Eastern Daylight Time, on May 6, 2021.

Proxies submitted by mail should be returned in the envelope provided to you with your paper proxy card or voting instruction form and must be received no later than May 6, 2021.

Please note that you may receive multiple copies of the Notice or Proxy Materials (electronically and/or by mail). These materials may not be duplicates as you may receive separate copies of the Notice or Proxy Materials for each type of account in which you hold shares. Please be sure to vote all of your shares in each of your accounts in accordance with the directions that you receive. In the case of duplicate votes for shares in a particular account, only your last vote will count.

Q: Can I revoke my proxy or change my vote after I vote my proxy?

A shareholder may revoke a proxy at any time before it is exercised by mailing or delivering to the Corporate Secretary a written notice of revocation or a later-dated proxy, or by attending the virtual Annual Meeting and voting.

Proposal 1

Election of Directors

Ten individuals are nominated for election to the Board at the Annual Meeting for one-year terms expiring at the 2022 annual meeting of shareholders. Other than Mr. Ragavan, each nominee is a current member of the Board. All directors will serve until their successors are duly elected and qualified. Mr. Jacklin will retire from the Board at the conclusion of his current term, which ends at the close of the Annual Meeting. The table below lists each director nominee and our current directors' membership on the five committees of the Board: Audit and Enterprise Risk ("Audit Committee"), Governance and Nominating ("Governance Committee"), Human Resources and Compensation ("Compensation Committee"), Investment, and Executive.

The Board of Directors recommends you vote FOR the election of all director nominees.

					Committee Memberships				
	Director Nominees	**IND**	**Age**	**Director Since**	**AR**	**GOV**	**HRC**	**I**	**E**
	Gary C. Bhojwani Chief Executive Officer, CNO Financial Group, Inc.	—	53	2017	–	–	–	●	●
	Ellyn L. Brown Retired Principal, Brown & Associates	★	71	2012	–	▲	●	–	–
	Stephen N. David Senior Advisor, The Boston Consulting Group	★	72	2017	●	●	–	–	–
	David B. Foss President and Chief Executive Officer, Jack Henry & Associates, Inc.	★	59	2019	–	●	●	–	–
	Robert C. Greving Retired Executive Vice President, Chief Financial Officer and Chief Actuary, Unum Group	★	69	2011	▲	–	–	●	●
	Mary R. (Nina) Henderson Managing Partner, Henderson Advisory	★	70	2012	–	–	▲	●	–
	Daniel R. Maurer Chair of the Board, CNO Financial Group, Inc. Retired Executive, Intuit Inc.	★	64	2015	–	–	–	–	▲
	Chetlur S. Ragavan Retired Executive Vice President and Chief Risk Officer, Voya Financial	★	66	–	–	–	–	–	–
	Steven E. Shebik Retired Vice Chair, The Allstate Corporation and Allstate Insurance Company	★	64	2020	●	–	–	●	–
	Frederick J. Sievert Retired President, New York Life Insurance Company	★	73	2011	–	●	●	–	–
	Retiring Director								
	Charles J. Jacklin Retired Chair, Mellon Capital Management Corporation	★	66	2015	●	–	–	▲	–

★ Independent ▲ Chair ● Member

AR Audit and Enterprise Risk
GOV Governance and Nominating
HRC Human Resources and Compensation
E Executive
I Investment

Diversity of Nominees

Our Board believes that a diverse mix of directors is essential to meeting its oversight responsibility.

The Board and the Company benefit from a variety of viewpoints, professional experiences, educational background and skills, and from the different perspectives that may be brought to the Board by individuals with different characteristics. To that end, the Governance Committee considers numerous factors in evaluating, recruiting and recommending candidates to fill open Board positions. Such factors include, among others, diversity in gender, ethnicity, race, age, cultural framework, economic background and geographic origin.

The tables below highlight the characteristics of our director nominees. Each director nominee's background and relevant experience is described in more detail commencing on page 16.

Independence



1 Non-independent CEO
9 Independent Directors

90% Independent

Director Nominee Tenure



3 Nominees <1–3 years
3 Nominees 4–6 years
4 Nominees 7–10 years

5.5 Years Average Tenure

Director Nominee Age Distribution



4 Nominees 60–69 years
2 Nominees 50–59 years
4 Nominees 70+ years

66 Years Average Age

Diversity

Board



2 Women
2 Ethnically/Racially Diverse

40% Diverse

Committee Chairs



2 Women

40% Diverse

Board of Directors' Qualifications and Experience

Our directors are expected to exercise leadership, sound judgment, high ethical standards and a commitment to the current and future success of the Company.

In considering candidates for the Board, the Governance Committee considers:

» The depth and types of experience, skills, attributes and qualifications of current Board members and potential candidates to ensure that the Board can effectively guide the Company's strategic future and oversee its management;

» Independence, financial literacy, personal and professional accomplishments and experience in light of the Company's current and future needs;

» For incumbent directors, overall engagement and continued contributions to the Board's effectiveness;

» Succession planning to replace directors who are anticipated to retire in one to three years; and

» Diversity factors, including those previously discussed.

The following table summarizes each director nominee's areas of focus or expertise on which the Board particularly relies and highlights the balanced mix of experience, qualifications and attributes of the Board as a whole. The biographies commencing on page 16 describe each director nominee's background and relevant experience in more detail.



Diversity of Skills and Experiences

FINANCIAL EXPERTISE	Corporate finance	10
	Expertise as CFO or financial expert	8
	Capital markets	8
INVESTMENTS	Securities analysis	7
	Mergers and acquisitions	9
	Rating agencies & process	8
	Brokerage & investment adviser	5
INDUSTRY EXPERIENCE	Insurance	8
	Other financial services	8
	Banking (retail, commercial, investment)	3
CORPORATE AFFAIRS	Company culture & transformation	10
	Strategic planning	10
	Public affairs, gov. relations or corp. comm.	8
MANAGEMENT	CEO or division president	8
	Human capital management	9
RISK MANAGEMENT	Legal & regulatory compliance	8
	Risk assessment & management	10
	Ethics & non-securities compliance	9
	Sustainability	9
GOVERNANCE	Corporate governance	9
	Other public company board experience	7
	Public company senior executive	8
CONSUMER INSIGHTS	Marketing, insurance/finance products & services	7
	Middle market consumer products & services	7
	Sales, insurance/finance products & services	6
TECHNOLOGY & INNOVATION	Digital marketing & sales	6
	Information technology	9
	Technology transformation management	8
	Cyber & data security	8

■ EXTENSIVE   ■ CORE

Financial Expertise. Experience as a financial expert, public company Chief Financial Officer or audit partner enables in-depth analysis of our financial statements, capital structure and financial reporting processes.

Investments. Investment management or mergers and acquisitions expertise adds valuable perspective on, and provides oversight of, these critical functions of our business.

Industry Experience. Experience working as a senior executive in the insurance or financial services industry provides a deep understanding of the opportunities and challenges of our industry necessary to set the strategic direction of the Company.

Corporate Affairs. Experience in strategic planning, sustainability, community relations and corporate social responsibility offers valuable insight on our goals and programs in these areas.

Management. Experience managing a multi-function enterprise in developing and executing business plans through human capital to deliver sustainable financial results provides a range of Board perspectives on meeting business opportunities and challenges.

Risk Management. Expertise in managing risk in complex, highly regulated organizations facilitates a deep understanding of the challenges facing our business and effective oversight of the processes and procedures for managing those risks.

Governance. Expertise in public company corporate governance matters enables appropriate exercise of the Board's fiduciary duties to the Company and its shareholders and compliance with applicable regulatory mandates.

Consumer Insights. Experience in marketing, sales and consumer behavior analytics provides perspective on growth opportunities for our Company.

Technology and Innovation. Technology, innovation and data security expertise is important to achieve our strategic objectives and to maintain the security of our customers' information and Company data.

Board Refreshment

Our Governance Committee seeks to build and maintain a well-rounded, diverse Board that functions well as a unit and effectively fulfills its oversight responsibilities.

The Committee regularly assesses a timetable of anticipated Board member retirements, and actively plans for Board replenishment that focuses on the Board's oversight and risk management responsibilities and also considers the Company's future growth and continued innovation. As one element of this ongoing assessment, the Governance Committee maintains and utilizes an extensive inventory of current directors' respective skills and experiences. This allows the Committee to identify particular skill sets that will optimize Board effectiveness, particularly for key Board positions such as committee chairs. The Committee screens candidates from a wide range of sources. For example, the Committee engaged an independent search firm in connection with the appointment and nominations of Messrs. Shebik and Ragavan. The Committee expects to continue to engage search firms to identify potential candidates who can bring the requisite skills and experience, in addition to diverse qualities and perspectives, to further enhance the Board's value to the Company and its shareholders. See pages 12 and 13 for more details on the diversity of skills and experiences of the Board nominees.

Board Process for Identification and Review of Director Candidates



CONSIDER
Current & Future Strategic Needs/ Initiatives
Skills & Experience Matrix
Succession Planning
Diversity
Independent Directors
Shareholders
Independent Search Firms
Our People
Candidate Pool
IN-DEPTH REVIEW
Screen Qualifications
Review Independence and Potential Conflict
Extensive Interview Process
Recommend Selected Candidates for Appointment to our Board

Director Onboarding

As one element of our director onboarding, each new director participates in a variety of orientation sessions with current Board members and management to provide a working knowledge of our business, strategic initiatives, performance and culture. During onboarding and throughout a director's tenure, directors regularly meet with and have direct access to management. In addition, new directors meet with committee chairs to learn about the issues and decisions within each committee's purview. When appointed to a committee, a new director receives additional information and perspectives on committee responsibilities and activities. Targeted onboarding sessions also are provided when a sitting director assumes a leadership role, such as becoming a committee chair.

Board Evaluation

Pursuant to its charter, the Governance Committee evaluates Board and committee performance and establishes the procedures by which such evaluations are conducted. The evaluation process includes:

» Annually, the full Board evaluates its effectiveness, and considers areas of strengths and areas of potential improvement.

» Interviews are conducted with each director individually to collect robust feedback regarding the functioning of the Board and its committees.

» The Governance Committee performs an annual evaluation of the Board Chair, and interviews are conducted with each director individually to solicit feedback.

» Discussions occur regularly throughout the year regarding Board meeting effectiveness and logistics, including with respect to Board agenda items and materials, and feedback is acted upon promptly.

Additional information on the key responsibilities of the Governance Committee may be found on page 23.

Director Nominee Biographies



Gary C. Bhojwani
Chief Executive Officer,
CNO Financial Group, Inc.

Age: 53
Director since: 2017

*Member, Executive Committee
and Investment Committee*

Career Prior to joining CNO, Mr. Bhojwani was a member of the Board of Management at Allianz SE, and was Chairman of Allianz of America, Allianz Life Insurance Company and Fireman's Fund Insurance Company from 2012 to 2015. He was Chief Executive Officer of Allianz Life Insurance Company of North America from 2007 to 2012, and was President of Commercial Business, Fireman's Fund Insurance Company from 2004 to 2007. Mr. Bhojwani was Chief Executive Officer of Lincoln General Insurance Company from 2002 to 2004, Founder and Chief Executive Officer of Avalon Risk Management from 1998 to 2002 and President, Trade Insurance Services from 1995 to 1997.

Mr. Bhojwani served as President of CNO from April 2016 to December 2017, prior to his appointment as Chief Executive Officer on January 1, 2018. His areas of responsibility included overseeing the Bankers Life, Colonial Penn and Washington National businesses as well as marketing, underwriting and new business.

Mr. Bhojwani is a member of the Governing Committee of CEO Action for Racial Equity and a signatory of the CEO Action for Diversity & Inclusion™ pledge to advance diversity and inclusion within the workplace.

Qualifications Experience as Chief Executive Officer of the Company and extensive insurance, financial services, corporate affairs, consumer insights, sales and executive management experience

Other Board Experience

» Hormel Foods Corporation (NYSE: HRL), 2014–present

» Allina Health, 2016–present



Ellyn L. Brown
Retired Principal,
Brown & Associates

Age: 71
Director since: 2012

*Chair, Governance and
Nominating Committee*

*Member, Human Resources
and Compensation Committee*

Career Until her retirement from full time law practice, Ms. Brown practiced corporate and securities law, most recently as principal of Brown & Associates, a boutique law and consulting firm that provided operations, regulatory and governance services to financial services industry clients and other clients that operated in heavily regulated, high-scrutiny environments.

Ms. Brown was a member of the Board of NYSE Euronext (and predecessor entities) from 2005 to 2013, and chaired the Board of NYSE Regulation, the independent NYSE subsidiary responsible for regulatory oversight of the members and operations of all NYSE-owned exchanges, through 2014. She also served as a governor of the Financial Industry Regulatory Authority ("FINRA") from 2007 to 2012 and, from 2007 to 2011, was a trustee of the Financial Accounting Foundation, the parent entity of the Financial Accounting Standards Board and the Governmental Accounting Standards Board.

Qualifications Extensive financial industry, legal, compliance, governance and regulatory experience

Other Board Experience

» Brinker Capital Destinations Trust, 2017–present (chair since April 2018)

» Walter Investment Management Corp., 2009–2017



Stephen N. David

Senior Advisor,
The Boston Consulting Group

Age: 72
Director since: 2017

Member, Audit and Enterprise Risk Committee and Governance and Nominating Committee

Career Mr. David has been a Senior Advisor with The Boston Consulting Group since 2005, providing strategic planning services in sales, marketing and technology to a variety of clients across multiple industries, including financial services.

He retired in 2005 after 34 years with Procter & Gamble ("P&G"). During his P&G career, Mr. David held multiple senior management positions including Chief Information Officer, Global Customer Development Officer, and Senior Vice President, Business Development.

Qualifications Extensive leadership experience in technology, innovation, data security, corporate affairs, marketing and sales

Other Board Experience

» Checkpoint Systems, Inc., 2012–2016

» Iomega Corporation, 2002–2008



David B. Foss

President and Chief Executive Officer, Jack Henry & Associates, Inc.

Age: 59
Director since: 2019

Member, Governance and Nominating Committee and Human Resources and Compensation Committee

Career Mr. Foss is President and Chief Executive Officer of Jack Henry and Associates, Inc. ("Jack Henry"), a leading provider of technology solutions to the financial services industry. He was named President and Chief Executive Officer of Jack Henry in 2016, after serving as President from 2014 to 2016.

He joined Jack Henry in 1999 when he arranged the sale of BancTec's financial solutions division to Jack Henry and subsequently served as President of Jack Henry's Open Systems Group and General Manager of the Complementary Solutions Group. He was named General Manager of Jack Henry's ProfitStars division in 2006 and as its President in 2009.

He previously served as President and a board member of the Association for Financial Technology from 2007 to 2012. Before joining Jack Henry, Mr. Foss held a variety of positions in the financial services industry, including senior operations management, sales management and supervisory roles at BancTec, Advanced Computer Systems and NCR.

Qualifications Extensive experience in technology, data security, financial services, innovation, corporate affairs, change management and leadership, and experience as a public company chief executive officer

Other Board Experience

» Jack Henry & Associates, Inc. (NASDAQ: JKHY), 2017–present

» Association for Financial Technology, 2007–2012



Robert C. Greving
Retired Executive Vice President, Chief Financial Officer and Chief Actuary, Unum Group

Age: 69
Director since: 2011

Chair, Audit and Enterprise Risk Committee; Member, Executive Committee and Investment Committee

Career Mr. Greving is the retired Executive Vice President, Chief Financial Officer and Chief Actuary for Unum Group, having held those positions from 2005 to 2009. Mr. Greving also served as President of Unum International Ltd., Bermuda. Before becoming Executive Vice President and Chief Financial Officer of Unum Group in 2003, he held Senior Vice President, Finance, and Chief Actuary positions with Unum Group and with The Provident Companies, Inc., which merged with Unum Group. His duties prior to retirement included directing all aspects of the finance and actuarial responsibilities for the corporate and nine subsidiary insurance companies of Unum Group.

He previously held senior positions with PennCorp Dallas Operations, Southwestern Life Insurance Company, American Founders Insurance Company, Aegon USA and Horace Mann Life Insurance Company during his 35 years in the insurance industry.

Qualifications Extensive experience with the management of companies in the life, health, disability and annuity lines of business and in particular with the actuarial, financial, risk management, cybersecurity and investment disciplines

Other Experience

» Earned the CERT Certification in Cybersecurity Oversight from Carnegie Mellon University

» Fellow of the Society of Actuaries



Mary R. (Nina) Henderson
Managing Partner, Henderson Advisory

Age: 70
Director since: 2012

Chair, Human Resources and Compensation Committee; Member, Investment Committee

Career Ms. Henderson is the Managing Partner of Henderson Advisory, a consulting practice providing marketing perspective and business evaluation to investment management firms on consumer markets.

She is a former Corporate Vice President of Bestfoods and President of Bestfoods Grocery. During her 30-year career with Bestfoods, and its predecessor company CPC International, Ms. Henderson held a wide variety of international and North American general management and executive marketing positions.

Ms. Henderson is Vice Chair of the Board of Drexel University and a director of the Visiting Nurse Service of New York and the Foreign Policy Association. She also serves as Commissioner of the Smithsonian National Portrait Gallery and as the President of the Kent Land Trust Foundation.

Qualifications Extensive management, corporate affairs, human capital management, governance, risk management and consumer marketing and sales experience

Other Board Experience

» IWG plc (formerly Regus plc), 2014–present

» Hikma Pharmaceuticals plc, 2016–present

» Walter Energy, Inc., 2013–2016

» Del Monte Foods Company, 2002–2011

» The Equitable Companies, 1996–2000

» AXA Financial, 2001–2011

» Pactiv Corporation, 2000–2010

» Royal Dutch Shell plc and its predecessor The Shell Transport and Trading Company, 2001–2009

» Hunt Corporation, 1991–2002



Daniel R. Maurer
Retired Executive, Intuit Inc.

Age: 64
Director since: 2015

Chair, Board; Chair, Executive Committee

....

Career Mr. Maurer has extensive experience in consumer sales, marketing and product management. From 2006 until his retirement in 2014, Mr. Maurer was a member of the senior management team at Intuit Inc. In his most recent role at Intuit, he oversaw the Small Business Solutions Group (including QuickBooks payroll, DemandForce, and QuickBase).

He previously led the TurboTax®, Mint, and Quicken brands where he developed significant digital marketing and product management skills.

Prior to Intuit, Mr. Maurer spent over 20 years in executive management at Procter & Gamble ("P&G"), including 15 years internationally. Subsequent to his tenure at P&G, Mr. Maurer was Vice President of Strategy for Global Sales and U.S. Business at Campbell Soup Company.

....

Qualifications Extensive experience in consumer sales, product management, financial services, corporate affairs, management, technology and consumer insights, including the use of digital marketing strategies to reach the middle market

....

Other Board Experience

» Zagg Inc. (formerly NASDAQ: ZAGG), 2012–2021

» Checkpoint Systems, Inc., January 2016– May 2016 (upon sale of the company)

» Iomega Corporation, 2006–2008



Chetlur S. Ragavan
Retired Executive Vice President and Chief Risk Officer, Voya Financial

Age: 66

Director Nominee

....

Career Mr. Ragavan is the former Executive Vice President and Chief Risk Officer of Voya Financial, a position he held from 2014 until his retirement in 2019. He was a member of Voya's Executive Committee and Chair of its Enterprise Risk Committee. From 2008 to 2013, he served as Managing Director and Chief Risk Officer for Voya Investment Management.

Prior to joining Voya Financial, Mr. Ragavan was Managing Director and Co-Head of the Portfolio Analytics Group for BlackRock from 2006 to 2008.

Mr. Ragavan began his career at Merrill Lynch in 1980 and held several senior technology, investment and risk management positions within its various subsidiaries during his 26-year career with the company. His leadership roles included serving as Managing Director and Global Head of Fixed-Income Research of Merrill Lynch Investment Managers from 2000 to 2006 and as Managing Director and Head of Risk Management of Merrill Lynch Asset Management from 1992 to 2000.

Mr. Ragavan is a current board member of the Council for Economic Education (CEE) and a former board member of the Voya Foundation and the Fixed Income Analysts Society.

....

Qualifications Extensive insurance and financial services industry experience in risk management, portfolio optimization, data analytics, accounting, investment research and strategy

....

Other Experience

» Chartered Financial Analyst (CFA) charterholder since 1987



Steven E. Shebik

Retired Vice Chair, The Allstate Corporation and Allstate Insurance Company

Age: 64
Director since: 2020

Member, Investment Committee and Audit and Enterprise Risk Committee

....

Career Mr. Shebik served as the Vice Chair of The Allstate Corporation and Allstate Insurance Company and Chief Executive Officer of Allstate Life Insurance Company from 2018 until his retirement in May 2020, after a 25-year career with the company. He was a member of Allstate's executive management team from 2012 to 2020. As Vice Chair, Mr. Shebik oversaw Allstate Life and Retirement, Allstate Benefits, the direct and independent agency personal property-casualty and commercial insurance businesses, and corporate business transformation and analytics. From 2012 to 2018, Mr. Shebik served as Executive Vice President and Chief Financial Officer and was Interim Chief Investment Officer from 2016 to 2017 and Interim Chief Risk Officer on two occassions. Other leadership positions included being the senior financial executive for Allstate Investments, Allstate Protection, and Allstate Financial along with roles in accounting, treasury and mergers and acquisitions. Prior to joining Allstate in 1995, he held roles in finance and accounting with Sears, Roebuck and Co. and auditing with Arthur Andersen & Co.

....

Qualifications Extensive experience in insurance company management, finance, investment and risk management and in financial reporting and mergers and acquisitions

....

Other Experience

» Certified Public Accountant (CPA) since 1978



Frederick J. Sievert

Retired President, New York Life Insurance Company

Age: 73
Director since: 2011

Member, Governance and Nominating Committee and Human Resources and Compensation Committee

....

Career Mr. Sievert is the retired President of New York Life Insurance Company, having served in that position from 2002 to 2007. Mr. Sievert shared responsibility for overall company management in the Office of the Chairman, from 2004 until his retirement in 2007.

Mr. Sievert joined New York Life in 1992 as Senior Vice President and Chief Financial Officer of the individual insurance businesses. In 1995, he was promoted to Executive Vice President and was elected to the New York Life Board of Directors in 1996. Prior to joining New York Life, Mr. Sievert was a Senior Vice President for Royal Maccabees Life Insurance Company, a subsidiary of the Royal Insurance Group of London, England.

Mr. Sievert is a Fellow of the Society of Actuaries.

....

Qualifications Extensive insurance, finance, actuarial, human capital management, risk management and consumer insights experience

....

Other Board Experience

» Reinsurance Group of America, Incorporated (NYSE: RGA), 2010–present

Voting for Directors: Required Vote

The election of each director will be determined by the vote of the majority of the votes cast (by which the number of votes cast "for" a director exceeds the number of votes cast "against" that director) by the holders of shares of common stock present in person, or represented by proxy, and entitled to vote on the proposal at the Annual Meeting.

In an uncontested election of directors at which a quorum is present, any incumbent director who fails to receive a majority of the votes cast (where the number of votes cast "for" a director exceeds the number of votes cast "against" that director) shall offer to tender his or her resignation to the Board. In such event, the Governance Committee will consider the offer and make a recommendation to the Board as to whether the director's resignation should be accepted or rejected or whether other action should be taken. The Board will publicly disclose its decision and its rationale therefore within 90 days from the certification of the election results.

Board and Governance Matters

Board Committees

Our Board has five committees: (1) Audit and Enterprise Risk, (2) Governance and Nominating, (3) Human Resources and Compensation, (4) Investment and (5) Executive.

Each of our committees operates pursuant to a written charter (available at the Investor section of www.CNOinc.com).

AUDIT AND ENTERPRISE RISK COMMITTEE[1]

Committee Members	Key Responsibilities
All Independent Robert C. Greving, Chair Stephen N. David Steven E. Shebik Charles J. Jacklin **Key Skills & Experience** · Financial literacy or expertise · Risk management · Cyber and data security · Industry experience · Technology and innovation · Consumer insights [1] Based on their respective experience, the Board has determined that Mr. Greving and Mr. Shebik each qualify as an "audit committee financial expert," as defined by SEC rules promulgated under the Sarbanes-Oxley Act. In addition, the Board has determined that director nominee Mr. Ragavan also qualifies as an audit committee financial expert. Mr. Greving holds the CERT Certification in Cybersecurity Oversight from Carnegie Mellon University. The current Audit Committee members (and director nominee Mr. Ragavan) satisfy the financial literacy qualifications of the NYSE listing standards.	» Appoints, sets compensation, determines retention and oversees the Company's independent registered public accounting firm ("independent auditor") which is retained to provide an audit opinion on the Company's financial statements and internal control over financial reporting · Reviews the arrangements for the scope of the audit and reviews any non-audit services and the impact of such services on the continued independence of the independent auditor · Meets regularly with the independent auditor's lead engagement partner to discuss, among other matters, audit issues, the effectiveness of internal controls over financial reporting and Critical Audit Matters ("CAMs") arising from the audit and the relevant financial statement accounts or disclosures that relate to each CAM · Annually evaluates the performance of the independent auditor, including the senior members of the audit engagement team and determines whether to reengage the independent auditor or to engage another independent registered public accounting firm · Selects a new lead engagement partner when such partner is required to rotate off the Company's audit (generally every five years) » Evaluates the adequacy of the Company's accounting control systems, along with the Company's internal audit department and independent auditor » Reviews and monitors the Company's compliance with legal and regulatory requirements » Discusses draft annual and quarterly financial statements with management and the independent auditor as well as other key accounting and reporting matters » Prepares the Audit Committee report (the Committee does not prepare financial statements or perform audits, and its members are not auditors or certifiers of the Company's financial statements) » Oversees management's processes for managing enterprise risk, including cybersecurity and technology risks Additional information regarding the Audit Committee, including the factors considered by the Audit Committee in the appointment of the independent auditor and selection of the lead engagement partner, can be found under "Proposal 4—Ratification of the Appointment of Our Independent Registered Public Accounting Firm," which begins on page 81.

GOVERNANCE AND NOMINATING COMMITTEE

Committee Members	Key Responsibilities

All Independent
 	
Ellyn L. Brown, Chair
 	
Stephen N. David
 	
David B. Foss
 	
Frederick J. Sievert
 	
Key Skills & Experience
• Governance
• Legal and regulatory compliance
• Executive management
• Sustainability
	» Develops, maintains and periodically reviews the Company's governance policies, including the Corporate Governance Guidelines and Code of Conduct, and recommends to the Board new or amended policies designed to encourage the highest levels of ethical corporate conduct by the Board, the Company and its officers, employees and agents
	
	» Identifies, evaluates, recruits and recommends director candidates (including any nominees recommended by shareholders) for nomination by the Board and election by the shareholders at annual or special meetings.
	
	» Establishes criteria for Board membership, including, among others:
	  • Experience
	  • Skill sets
	  • Understanding of the Board's fiduciary duty to act in the best interests of the Company and its shareholders
	  • Diversity in gender, ethnicity, race, age, cultural framework, economic background and geographic origin, in addition to numerous other personal and professional characteristics, experiences and competencies
	
	» With the Board Chair, evaluates Board and committee performance and establishes procedures by which such evaluations will be conducted
	
	» Considers questions of possible conflicts of interest involving Board members, senior officers and key employees
	
	» Recommends to the Board new or amended policies intended to enhance the Board's effectiveness, including with respect to the size and composition of the Board and its committees, and the frequency and structure of the Board and committee meetings
	
	» Oversees and reviews, in coordination with the Company's management committee, the formulation and execution of the Company's social responsibility and sustainability strategy, including providing input as to the Company's public reporting of such matters and potential impact on the Company's sustainability and corporate social responsibility profile and reputation
	
	For additional information on the Committee's practices, see pages 11-15.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

Committee Members	Key Responsibilities

All Independent

Mary R. (Nina) Henderson, Chair

Ellyn L. Brown

David B. Foss

Frederick J. Sievert

Key Skills & Experience
- Human capital management
- Corporate affairs
- Governance

» Evaluates the performance of the CEO against his or her goals pursuant to the Company's plans, incorporating other directors' input, and recommends CEO compensation to the Board for final determination

» Reviews and approves the corporate goals and objectives relevant to CEO compensation

» On an annual basis, reviews, modifies and approves (or if appropriate, recommends to the full Board for determination and approval) the Company's executive compensation philosophy and strategy

» On an annual basis, and in conjunction with the CEO, reviews and approves the evaluation process and compensation structure for the Company's other executive officers

» Ensures that appropriate programs and procedures are established to provide for the development, selection, retention and succession of officers and key personnel

» Establishes compensation programs and practices intended to align management's interests with those of shareholders in order to contribute to the creation of long-term shareholder value

» Carries out similar review functions with respect to the Company's incentive compensation, equity awards and human resource asset programs to support the Company's objectives, including environmental, social and governance ("ESG") principles

» Produces the annual Compensation Committee Report in compliance with SEC rules, which Report appears on page 64 of this Proxy Statement

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee. Additional information regarding the compensation of the CEO and other executives can be found under "Compensation Discussion and Analysis" beginning on page 41.

INVESTMENT COMMITTEE

Committee Members

Majority Independent

Charles J. Jacklin, Chair

Gary C. Bhojwani

Robert C. Greving

Mary R. (Nina) Henderson

Steven E. Shebik

Key Skills & Experience

- Investments
- Risk management
- Industry experience

Key Responsibilities

» Reviews investment policies, strategies, tolerances and programs of the Company and its subsidiaries, including those relating to:
- Asset–liability management
- Diversification
- Applicable regulations
- ESG factors

» Reviews the quality and performance of the Company's and its subsidiaries' investment portfolios and the investment-related aspects of the Company's asset–liability management practices, including:
- Alignment of asset duration to liabilities
- Investment performance of accounts managed on behalf of third parties
- The Company's, and its subsidiaries', investment borrowings in furtherance of their respective investment plans and activities

» Together with the Compensation Committee and/or the Board, participates in the selection, appointment and review of the Company's Chief Investment Officer and the design and periodic review of the responsibilities thereof

EXECUTIVE COMMITTEE

Committee Members

Majority Independent

Daniel R. Maurer, Chair

Gary C. Bhojwani

Robert C. Greving

Key Skills & Experience

- Leadership and strategy
- Industry experience
- Corporate affairs

Key Responsibilities

» Assists the Board in handling matters which, in the opinion of the Board Chair, are not advisable to postpone until the next scheduled meeting of the Board

» Subject to the requirements of applicable law, including the Company's Certificate of Incorporation and Bylaws, exercises the authority, to the extent determined necessary or appropriate by the Executive Committee, of the Board in the management of the business and affairs of the Company during the intervals between Board meetings

Director Compensation

In general, the Board reviews the compensation of non-employee directors every other year, commencing with a study undertaken by the Governance Committee, in order to provide fair and reasonable compensation in light of the demands and obligations placed upon directors, and also to align with director compensation at our peer companies. The last such compensation study was conducted in 2018. In May 2020, the Governance Committee discussed its process for reviewing non-employee director compensation and determined that, in light of the impact of the COVID-19 pandemic, its next market-based review of director compensation practices should occur in 2021. Thus, no changes to Board compensation have been made since 2018, with respect to either amount or structure.

Key Features of Director Compensation

» Appropriately values the significant time commitment required of our directors to prepare for and attend meetings of the Board and its committees and to actively engage with directors and management outside of the formal meeting cycle

» Emphasizes long-term alignment of director interests with shareholders

» Designed to attract and retain highly qualified and diverse directors

What We Do

Emphasis on Equity Compensation

» Includes significant equity-based awards
» Aligns with the Company's pay-for-performance philosophy

Robust Equity Ownership Requirements

» Each director has five years from the date of his or her initial election to own shares of common stock with a value of at least five times his or her annual base cash compensation. As of March 9, 2021, each director who has served on the Board for at least five years met these stock ownership guidelines, and each director who has served for fewer than five years either has already met or is on track to meet these guidelines.



60% Equity Compensation

40% Cash Compensation

40% 60%

What We Don't Do

» We do not permit directors to hedge or pledge CNO stock.
» We do not pay additional compensation to CNO's CEO for service as a director.
» We do not pay meeting fees to directors.
» We do not offer a retirement program for our non-employee directors.

The 2020 director compensation is summarized in the table below:

2020 Director Compensation		
Components	Annual Compensation[1]	Form of Payment
Non-Chair Base Fees	$240,000	$96,000 cash; annual equity award valued at approximately $144,000
Committee Chair Fees	$20,000–$45,000[2]	Cash
Committee Participation Fees	$5,000–$15,000[3]	Cash
Board Chair Fees[4]	$400,000	$160,000 cash; annual equity award valued at approximately $240,000

(1) In addition to the amounts set forth in this table, directors are reimbursed for out-of-pocket expenses incurred in connection with their responsibilities as Board members.

(2) Audit Committee, $45,000; Compensation Committee, $40,000; Investment Committee, $20,000; and Governance Committee, $20,000.

(3) Audit Committee, $15,000; Compensation Committee, $10,000; Investment Committee, $5,000; and Governance Committee, $5,000. Members of the Executive Committee do not receive any additional compensation for service on that committee.

(4) The Board Chair is an *ex officio* member of each Board committee (other than the Executive Committee) and receives no additional committee-related compensation.

The compensation earned or paid in 2020 to our non-employee directors is summarized in the table below:

Director Compensation in 2020			
Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	Total
Ellyn L. Brown[3]	$126,000	$144,001	$270,001
Stephen N. David[4]	116,000	144,001	260,001
David B. Foss[5]	111,000	144,001	255,001
Robert C. Greving[6]	146,000	144,001	290,001
Mary R. (Nina) Henderson[7]	141,000	144,001	285,001
Charles J. Jacklin[8]	131,000	144,001	275,001
Daniel R. Maurer[9]	160,000	240,001	400,001
Neal C. Schneider[10]	12,110	—	12,110
Steven E. Shebik[11]	44,950	69,992	114,942
Frederick J. Sievert[12]	111,000	144,001	255,001

(1) This column represents the amount of cash compensation earned or paid in 2020 for Board service, for service as the Chair of the Board, for service on the Audit Committee, the Compensation Committee, the Governance Committee, the Investment Committee, and for service as a committee chair, as applicable.

(2) The amounts in this column are computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718") and represent the grant date fair values for shares of common stock awarded. On May 11, 2020, Mr. Maurer received an award of 17,417 RSUs and each of the other directors other than Mr. Shebik and Mr. Schneider, received an award of 10,450 RSUs. On November 11, 2020, Mr. Shebik received an award of 3,431 RSUs. These RSUs vested immediately upon grant. Each RSU entitles the director to receive one share of common stock. As described on page 85 of this Proxy Statement, several directors have elected to defer receipt of the common stock pursuant to the Company's Board of Directors Deferred Compensation Plan.

(3) In addition to the base compensation paid to all non-employee directors, Ms. Brown received cash fees of (i) $20,000 for chairing the Governance Committee and (ii) $10,000 for serving as a member of the Compensation Committee.

(4) In addition to the base compensation paid to all non-employee directors, Mr. David received cash fees of (i) $15,000 for serving as a member of the Audit Committee and (ii) $5,000 for serving as a member of the Governance Committee.

(5) In addition to the base compensation paid to all non-employee directors, Mr. Foss received cash fees of (i) $10,000 for serving as a member of the Compensation Committee and (ii) $5,000 for serving as a member of the Governance Committee.

(6) In addition to the base compensation paid to all non-employee directors, Mr. Greving received cash fees of (i) $45,000 for chairing the Audit Committee and (ii) $5,000 for serving as a member of the Investment Committee. He also served as a member of the Executive Committee, for which he received no additional compensation.

(7) In addition to the base compensation paid to all non-employee directors, Ms. Henderson received cash fees of (i) $40,000 for chairing the Compensation Committee and (ii) $5,000 for serving as a member of the Investment Committee.

(8) In addition to the base compensation paid to all non-employee directors, Mr. Jacklin received cash fees of (i) $20,000 for chairing the Investment Committee and (ii) $15,000 for serving as a member of the Audit Committee.

(9) Mr. Maurer received no additional compensation beyond the Board Chair fees set forth above. Mr. Maurer serves as Chair of the Executive Committee, for which he receives no additional compensation. As Board Chair, Mr. Maurer is also an *ex officio* member of each Board committee (other than the Executive Committee) and receives no additional committee-related compensation.

(10) Mr. Schneider retired from the Board on May 8, 2020. In addition to the base compensation paid to all non-employee directors, Mr. Schneider received cash fees of (i) $15,000 (prorated through May 8, 2020) for serving as a member of the Audit Committee and (ii) $5,000 (prorated through May 8, 2020) for serving as a member of the Governance Committee. Mr. Schneider did not receive an equity award grant in 2020 due to his retirement.

(11) In addition to the base compensation paid to all non-employee directors, prorated from November 2020, Mr. Shebik received cash fees of (i) $15,000 (prorated from November 2020) for serving as a member of the Audit Committee and (ii) $5,000 (prorated from November 2020) for serving as a member of the Investment Committee. The annual equity grant received by Mr. Shebik reflects a prorated annual grant as paid to all non-employee directors.

(12) In addition to the base compensation paid to all non-employee directors, Mr. Sievert received cash fees of (i) $10,000 for serving as a member of the Compensation Committee and (ii) $5,000 for serving as a member of the Governance Committee.

Board Leadership Structure

Powers and Duties of Our Independent Board Chair

Sets and approves agenda for Board meetings	**Focuses on Board effectiveness and engagement**	**Leads general and executive sessions of the Board**	**Serves as a liaison between independent directors and management**

CNO has an independent director who serves as Chair of the Board. Mr. Maurer has served as Board Chair since May 9, 2018.

The Board's leadership structure, with an independent Chair in addition to a CEO, provides appropriate non-executive oversight of management and the Company. The Board Chair:

» Presides at all meetings of the Board and shareholders;

» Presides during regularly held executive sessions with only the independent directors;

» Encourages and facilitates active participation of all directors in meetings and fulfillment of other Board responsibilities;

» In consultation with the CEO and other members of the Board, develops the calendar of, and agendas for, Board meetings;

» In consultation with the CEO, determines the topics for Board discussion and the materials that will be provided to the Board in advance of each meeting;

» Consults with the Governance Committee to develop and oversee the performance of evaluations of the Board, committees and their respective Chairs;

» Engages with shareholders as appropriate, including leading scheduled shareholder outreach calls;

» Receives, through the Corporate Secretary, communications from shareholders who seek to communicate with the Board; and

» Performs other appropriate duties as requested by the Board.

Board Meetings and Attendance

Commitment of Our Directors

Our Board and its committees met frequently in 2020.

	2020 Meetings
Board of Directors	10
Audit and Enterprise Risk Committee	12
Governance and Nominating Committee	9
Human Resources and Compensation Committee	9
Investment Committee	4
Executive Committee	2

» During 2020, the Board met on 10 occasions and the committees met 36 times in the aggregate. Since March 2020, due to the COVID-19 pandemic and related health and safety concerns, all Board and committee meetings have been conducted virtually.

» In between formal Board and committee meetings, the Board and management communicated frequently, including with respect to the changing circumstances of the pandemic and potential impacts to the Company's business, associates, customers and communities.

» Each director attended at least 95% of the aggregate meetings of the Board and respective committees on which he or she served.

» The independent directors routinely meet in executive session without the CEO or any other member of management. The Board Chair presides over executive sessions of the Board. Committee Chairs preside over the executive sessions of their respective committees.

» All directors are expected to attend the annual meetings of shareholders. All of our directors attended the Annual Meeting of shareholders held in 2020.

46
Board and Committee Meetings

Director Independence

The Board determines the independence of directors on an annual basis, based on a questionnaire completed by each director that is analyzed against Company standards, applicable SEC rules and regulations, and NYSE listing standards. Although the Board has not adopted categorical standards of materiality for independence purposes, no director is considered independent unless the Board has determined that he or she has no material relationship with CNO, either directly or as an officer, shareholder or partner of an organization that has a material relationship with CNO. Material relationships include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.

The Board has determined that, other than our CEO, Mr. Bhojwani, all current directors and director nominees are independent. The Board believes that having an independent Chair and a Board comprised of independent directors, in addition to the CEO, best serves the interests of the Company and its shareholders.

Board's Role in Risk Oversight

Enterprise risk management is integral to our business. The Board is responsible for overseeing the Company's risk profile and management's processes for managing risk. The Board has appropriately delegated responsibility for various aspects of risk oversight to its committees, as detailed below. The committees regularly report to the full Board on certain risk areas, and the Board maintains primary responsibility for overall risk oversight.

During 2020, the Board and its committees regularly considered additional risks related to the pandemic. The Board's oversight included active consideration of these risks and the potential impacts to the Company's business, associates, customers and communities.



Board of Directors

Overall Risk Management

- Capital structure
- Capital management
- Strategic and competitive
- Financial
- Brand and reputation
- ESG
- Legal and regulatory
- Operational
- Insurance
- Investment
- Succession planning

Primary Committee Oversight

Human Resources and Compensation

- Executive compensation
- Equity-based incentive plans
- Human capital management
- Management succession planning
- Talent
- Compensation-related regulations

Audit and Enterprise Risk

- Enterprise risk
- Financial controls
- Insurance reserves
- Legal and regulatory compliance; litigation
- Technology delivery
- Cybersecurity and data management risk
- Climate
- Fraud
- Business continuity
- Overall risk management structure, process and function

Governance and Nominating

- Governance structure and controls
- Corporate citizenship, sustainability and governance
- Board succession planning
- Board, Committee and Chair evaluations
- Governance-related legal and regulatory compliance
- Code of Conduct
- Corporate Governance Guidelines
- Director independence

Investment

- Investment strategies and guidelines
- Investment allocation
- Asset and liability management
- Investment performance
- Responsible investing

Management

Our Board believes that open communication with management is an important element of effective risk management and oversight. The Board and its committees regularly meet with senior management to review material risks, including with respect to the matters identified above. For additional information on the risk management activities of management, see the discussion on ethical and responsible business practices on pages 36 and 37.

To learn more about the risks facing the Company, please review the factors included in Item 1A. Risk Factors in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, as updated by subsequent filings by the Company with the SEC.

Relationship of Compensation Policies and Practices to Risk Management



How Do We Manage Risk Related to Our Compensation Programs?

CNO's compensation programs carefully and appropriately balance risks and rewards and do not incent inappropriate risk taking.

Multiple performance measures	• Mostly financial in nature • Designed to hold associates accountable for sustained improvement in core operating performance of the Company • Minimizes potential for any single indicator to have undue influence
Fixed and variable components	• Variable capped at no more than two-times target • Mitigates risk of excessive rewards for temporary and unsustainable results • Officers' equity-based compensation aligns their interests with those of shareholders
Multiple year vesting	• Serves as a retention tool • Mitigates the risk that executives can reap excessive rewards from short-term stock price increases
Executives subject to stock ownership guidelines	• Requires minimum stock holdings for duration of employment • Encourages executives to focus on sustaining long-term performance rather than maximizing performance in any one year
Strict clawback provisions	• Clawback policy provides right to recapture incentive compensation in the event of material restatement of the Company's financial statements or other detrimental conduct that has caused, or is likely to cause, material financial, operational or reputational harm to the Company • Annual and long-term incentive plans include right to recapture any amount paid or vested in the event that achievement of performance goals was based on incorrect data

Other Governance Matters

Approval of Related Party Transactions

Under the Company's written policy, transactions and agreements with a Related Person (defined to include directors, director nominees and executive officers or members of their immediate families, or shareholders owning five percent or more of the Company's outstanding stock) that meet the threshold for disclosure in the Proxy Statement under applicable SEC rules (which generally apply to transactions involving amounts of $120,000 or more in which a Related Person has a direct or indirect material interest) are required to be approved by the Board or by the Governance Committee (or other designated committee comprised exclusively of independent directors). In considering whether to approve the transaction or agreement, the Board or committee will consider all relevant factors including the business reasons for the transaction, available alternatives on comparable terms, actual or apparent conflicts of interest and the overall fairness of the transaction or agreement to the Company.

A Related Person is required to report, in a timely manner, either to the Chair of the Board or the Chair of the Governance Committee, any proposed transaction or agreement that could be considered a Related Person transaction or agreement. The two Chairs then jointly determine if the proposed transaction or agreement should be considered by the Board or a Board committee, and whether any director should be recused from participating in that consideration because of conflict. The Board or Board committee will consider the proposed transaction or agreement in a timely manner, taking into account the facts and circumstances enumerated above. If such proposed transaction or agreement is not approved in advance, the Board or Board committee will take action as soon as practicable after it becomes aware of the transaction or agreement. There were no such transactions or agreements involving the Company and a Related Person in 2020 or to date in 2021.

Various Company policies and procedures, including the Code of Conduct and the annual questionnaires that are completed by all Company directors, officers and employees, require timely disclosure of transactions or relationships that may constitute conflicts of interest or otherwise require disclosure under applicable SEC rules. Any Related Person transactions or agreements that are identified under these additional policies and procedures will be considered under the process described above.

Code of Conduct

We have adopted a Code of Conduct that applies to all directors, officers and employees regarding their obligations in the conduct of the Company's affairs. A copy of our current Code of Conduct is available under Corporate Governance in the Investors section of our website at www.CNOinc.com. Within the time period specified, and to the extent required, by the SEC and the NYSE, we will post on our website any amendment to our Code of Conduct and any waiver applicable to our executives. No such waivers have been requested or granted in 2020 or to date in 2021.

Corporate Governance Guidelines

CNO is committed to best practices in corporate governance. The Board, upon the recommendation of the Governance Committee, has adopted a set of Corporate Governance Guidelines, which include director responsibilities, independence, selection and review. These guidelines are periodically reviewed and updated by the Governance Committee and the Board to reflect the Board's view of current best practices. A copy of the CNO Corporate Governance Guidelines is available under Corporate Governance in the Investors section of our website at www.CNOinc.com.

Communications with Directors

Shareholders and other interested parties wishing to communicate directly with the Board or any one or more individual members are welcome to do so by writing to the CNO Corporate Secretary, 11825 North Pennsylvania Street, Carmel, Indiana 46032. The Corporate Secretary will forward any communications to the director or directors specified by the shareholder or other interested party.

Compensation Committee Interlocks and Insider Participation

Ms. Henderson, Ms. Brown, Mr. Foss and Mr. Sievert served on the Human Resources and Compensation Committee throughout 2020. None of the members of the Human Resources and Compensation Committee during 2020 is or has been an officer or employee of the Company. None of our executive officers serves, or served during 2020, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or the Human Resources and Compensation Committee.

Copies of Corporate Documents

In addition to being available under Corporate Governance in the Investors section of our website at www.CNOinc.com, we will provide to any person, without charge, a printed copy of our committee charters, Code of Conduct and Corporate Governance Guidelines upon request being made to CNO Investor Relations, 11825 N. Pennsylvania Street, Carmel, Indiana 46032; or by telephone: (317) 817-2893 or email: ir@CNOinc.com.

Human Capital Management

The Human Resource and Compensation Committee of our Board is actively engaged in the oversight of our human resource initiatives and receives regular updates from management on progress and developments.

As of December 31, 2020, we employed approximately 3,400 full-time associates, all located in the United States. CNO associates are among our most important resources and are critical to achieving our mission to secure the future of middle-income America. We rely on our associates to develop products, advise clients, service customers and support the efficient running of the organization. Therefore, we focus significant attention on attracting and retaining talented, experienced individuals to serve our customers and manage and support our operations.

Our commitment to our associates is demonstrated through several areas of focus, including those discussed below. Our efforts have been recognized through numerous awards, including being certified as a 2020 Great Place to Work®, a reflection of the support that we receive from our associates, customers and communities in which we live, work and serve. See page 39 for more detail.

Associate Development and Engagement

CNO provides a supportive environment designed to encourage all associates to pursue their professional goals and career objectives through coaching, continuing education, professional education and training. We also regularly collect associate feedback through surveys to better learn and understand associates' needs, priorities and issues of concern.

Compensation

At CNO, we strive for a culture of strong performance. We believe in developing associates through a challenging work environment coupled with extensive support and training. Our compensation philosophy is focused on pay-for-performance. We reward overall and individual performance that drives long-term success for the Company. Further information on our compensation program may be found in the "Compensation Discussion and Analysis" begining on page 41.

Health and Well-Being

Supporting our associates' physical, mental and financial well-being is at the center of how we engage our workforce. Our benefits package for associates includes medical, dental and vision insurance coverage as well as an employee well-being program. Associate programs encourage healthy lifestyle choices and completing preventive exams and screenings. Our commitment to our associates' well-being has adapted to the pandemic environment of the past year.

CNO provides its associates with well-being services that include preventive care services, mental well-being services, health coaching, tobacco cessation programs and biometric screening services. In addition, the Company offers our associates wellness time off, wellness financial incentives and physical activity programs.

For business-critical associates whose jobs did not allow them to work remotely in 2020, we took significant steps to safeguard their health and safety at the office. We also further strengthened our existing well-being programs, including additional personal time off, reimbursement of 100% of all COVID-19 related treatment and preventive costs, free telemedicine services for associates and family members covered by CNO medical plans since April 1, 2020, and augmented mental well-being programs and caregiver resources.

CNO's commitment to health and well-being earned CNO the recognition as the second highest-ranked company in the top Healthiest 100 Workplaces in America by Springbuk®.

Diversity, Equity & Inclusion

Diversity, Equity & Inclusion ("DE&I") is one of CNO's highest corporate values. We are committed to creating an inclusive culture that encourages, supports, celebrates, and values diversity of our associates and customers. We believe an environment that fosters collaboration, inclusion and trust supports our mission, builds a strong sense of community, and leads to greater innovation and better solutions. This environment and inclusive culture creates benefits that are shared by our associates, customers and, ultimately, our shareholders.

Our commitment to diversity, equity and inclusion is supported at the highest levels of the Company. In 2018, our CEO signed the CEO Action for Diversity & Inclusion™ pledge and, in 2020, joined the newly formed CEO Action for Racial Equity Governing Committee on behalf of CNO and our associates. CNO has a Diversity Council as well as four associate-led business resource groups ("BRGs"): (i) Women's BRG; (ii) SOUL African American & Black BRG; (iii) PRISM LGBTQ+ BRG; and (iv) Veterans & Families BRG. Each BRG focuses on mentoring, education and community outreach.

Corporate Social Responsibility

Social responsibility is at the core of our culture. Operating with integrity, while putting the needs of our customers first, are practices that are deeply embedded in our corporate DNA. Our products help millions of middle-income Americans gain access to financial protection to help them build a more secure future. Our long-term success is tied to the well-being of our customers, associates, agents, communities and the way that we conduct our business. ESG principles have become—and will continue to be—central to our overall business strategy.

We published our first Corporate Social Responsibility Report ("CSR Report") in 2019, in which we proudly highlighted the work of our associates, agents, leadership team and Board to influence positive change. Our next CSR Report will be available this spring on our website, www.CNOinc.com. Recognizing the strategic importance of ESG matters, we recently created a CNO Council on Sustainability which, in coordination with our Board and Governance Committee and other leaders, will partner with key groups across the Company to continue to drive the advancement of our ESG strategy. Our Board is highly involved in developing our ESG strategies and overseeing our progress.

Our Six Focus Areas

Our ESG approach is focused on six key areas that are most relevant to our business:

» Promoting ethical and responsible business practices

» Serving our customers

» Developing and supporting our associates

» Investing prudently

» Philanthropy and community relations

» Environmental responsibility

Promoting Ethical and Responsible Business Practices

At CNO, our business is built on trust and promises.

» Our customers trust us with their healthcare and retirement planning, and we promise to honor our policy commitments and serve their needs.

» Our shareholders trust us to return fair value for their investment, and we promise to be responsible stewards of our Company resources.

» Our agents and associates trust one another, and we promise to be accountable and respectful to each other and to our Company.

We recognize that the decisions we make as a company, and the actions of our associates and agents, directly impact our ability to keep our promises and maintain the trust that we hold as essential.

Our Code of Conduct outlines our expectations surrounding key issues and business practices, including anti-money laundering, political activities and contributions, conflicts of interest, fraud prevention, data security, confidentiality, gift giving and fair competition. Our associates are required to be familiar with, and to act in accordance with, our Code of Conduct. A copy of our current Code of Conduct is available under Corporate Governance in the Investors section of our website at www.CNOinc.com.

Our directors bring a diverse range of leadership, business, professional and personal experiences to the Board. We observe governance best practices relating to our Board structure, shareholder rights and governance philosophy. More information can be found under "Board and Governance Matters" and "Compensation Discussion and Analysis—Key Practices in Corporate Governance and Executive Compensation" beginning on pages 22 and 45, respectively.

Enterprise risk management is integral to our business. The Board is responsible for overseeing the Company's risk profile and management's processes for managing risk. More information as to how the Board oversees risk management can be found on page 31.

At CNO, we take very seriously the privacy and security of all customer and employee personal information in our custody. Our cybersecurity program uses generally accepted principles and practices for securing information systems and information. We use the National Institute of Standards and Technology's (NIST) Cybersecurity Framework to better manage and reduce cybersecurity risk. Our Chief Information Security Officer (CISO), who reports directly to our Chief Information Officer, is responsible for the overall strategy and function of the cybersecurity program.

CNO's cybersecurity governance includes the Cybersecurity Steering Committee, which helps set strategic direction for security initiatives and provides oversight and guidance for overall information security risk management. The CISO provides regular reports regarding the status of CNO's cybersecurity program and potential risks to the Audit Committee. Numerous processes and procedures were enhanced in 2020 to reflect the expanded remote work environment. More information on our data security and privacy programs can be found in our CSR Report.

Serving Our Customers

Enhancing the customer experience is one of our core strategic initiatives. Every customer purchase of a CNO product represents a promise between our Company and the policyholder. We take seriously this responsibility by prioritizing the care and attention needed to achieve a positive customer experience.

Examples of support for our customers during the COVID-19 pandemic include:

» We delivered many new products and product enhancements and offered customers contactless enrollment to provide peace of mind during the pandemic.

» We offered customers web chat, digital claim filing, and benefit from improved claims efficiency through digital processing.

» We continued to make available online the studies, articles and awareness campaigns created by our consumer education program, the Center for a Secure Retirement, in order to provide insight and practical advice to help middle-income Americans achieve financial security in retirement.

» We provided policyholders an extended period of time in 2020 to pay premiums without the risk of losing their benefits.

Developing and Supporting Our Associates

We believe that corporate social responsibility starts with our responsibility to our associates. We are proud to offer a workplace that encourages diversity, fosters collaboration, values integrity and promotes professional growth. For additional information on our commitment to our associates, see pages 34-35.

Investing Prudently

To fulfill our promises and financial commitments to our policyholders, which in some cases may arise many years in the future, we must responsibly invest the premiums that we collect in high-quality assets that generate appropriate risk-adjusted returns and, to the extent practical and expected by our stakeholders, reflect our core values.

At CNO, we recognize that integration of ESG principles into our investment process can enhance our ability to identify, evaluate, monitor and react to tail risks in a manner that promotes our investment objectives, particularly over the long term. Our investment approach centers on developing high-quality portfolios diversified across asset classes, and which closely adhere to risk tolerances and practices, including discipline around quality, diversification and liquidity parameters.

In 2020, CNO became a signatory of the Principles for Responsible Investment (PRI), an international network of investors working together to implement its six aspirational principles. CNO is committed to the adoption and implementation of the PRI's six principles.

Philanthropy and Community Relations

CNO supports our communities, our associates and our customers through nonprofit organizations that focus on the health and financial wellness of middle-income Americans. From our executive leadership group to our individual associates, CNO is committed to making service in our communities a vital element of our corporate culture. Some highlights of 2020 include:

» $2 million—the approximate value of total, local community impact from the philanthropic efforts of CNO, our associates and our insurance agents.

» Approximately 80% of our local community impact comes from financial and in-kind donations from the Company. Approximately $175,000 of our local community impact was raised through grass root efforts and community fundraising.

» CNO supports several partner organizations, including the American Cancer Society, the Alzheimer's Association, the American Heart Association, and various scholarship programs.

» 5,500 hours—the approximate amount of time our associates contributed to volunteer service in their local communities, including time donated to our virtual CNO Afternoon of Service projects in Indianapolis, Chicago and Philadelphia.

Environmental Responsibility

CNO is committed to minimizing the impact of our operations on the environment while integrating environmental and sustainability processes into all of our business practices and throughout our value chain. Through our recently formed CNO Council on Sustainability, discussed above, and our environmental working group, both comprised of senior leaders, associates and facilities team members, CNO is advancing efforts to reduce our carbon footprint, encourage sustainability in the workplace, and drive enterprise-wide green initiatives.

Examples of our sustainability efforts within our operations include:

» In 2020, we responsibly managed the disposal of more than 650 workstations and decommissioned pieces of office furniture in a manner that minimized impact on landfills.

» Over the past four years, we have reduced our paper usage by 53%.

» In 2020, we conducted our first greenhouse gas emissions inventory, which is helping to inform our enterprise-wide emissions reduction strategy.

Awards and Recognition

CNO has been recognized through numerous awards for diversity, associate engagement and well-being. These awards would not be possible without the support of our associates, customers and communities in which we live, work and serve. Highlights of CNO's 2020 recognition includes:

» Certification as Great Place to Work® in our first year participating in the survey

» Being named a 2020 Forbes Magazine Best Employers for Diversity

» Ranking second on the list of Healthiest 100 Workplaces in America®

» Being honored with the 2020 Best Employers Excellence in Health & Well-being Platinum award for the seventh year

» Recognition by Training Magazine as a Top 125 company

» Qualification for the American Heart Association Workplace Health Achievement Index Gold recognition for the third year









Proposal 2

Approval, by non-binding advisory vote, of the executive compensation of the Company's named executive officers

 **The Board of Directors unanimously recommends you vote FOR this proposal.**

General

As required by Section 14A of the Securities Exchange Act of 1934 and the related rules of the SEC, we are asking shareholders to approve, in a non-binding advisory vote, the compensation paid to our Named Executive Officers as discussed under "Executive Compensation," beginning on page 41, through the following resolution:

> "RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed in this Proxy Statement pursuant to the rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby approved."

While the results of the vote are non-binding and advisory in nature, the Board and the Compensation Committee will carefully consider the results of this vote. Currently, a non-binding advisory vote on executive compensation occurs annually, and we anticipate that the next vote will be at the next annual meeting of shareholders.

Our compensation programs are designed to attract, retain and motivate the executives who lead our Company. The Compensation Committee has established programs and practices that pay for performance and are intended to align management's interests with those of the Company's shareholders. Key features of our compensation programs are described in the "Compensation Discussion and Analysis" section that follows.

Required Vote

The affirmative vote of the majority of shares of common stock present in person or represented by proxy and entitled to vote on the subject matter is required to approve, in a non-binding advisory vote, the compensation paid to our Named Executive Officers. Abstentions will have the effect of a vote "against" this proposal.

Executive Compensation

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis ("CD&A") describes the Company's executive compensation program and explains how the Human Resources and Compensation Committee (the "Compensation Committee" or the "Committee") made compensation decisions for the Named Executive Officers (the "NEOs") in 2020.

2020 Compensation Design Highlights

Our compensation programs are designed to attract, retain and motivate the executives who lead our Company. The Compensation Committee has established programs and practices that pay for performance and are intended to align management's interests with those of the Company's shareholders.

Our executive compensation program consists of three primary components: base salary, annual cash incentive, and long-term incentive compensation. Key 2020 decisions and actions regarding the compensation of our NEOs are described below.

In January 2020, we announced a strategic transformation to create an integrated, customer-centric organization. This transformation is designed to meet changing consumer and employee/employer behaviors. This includes consumers' increased comfort with transacting online and employers' increased focus on employee self-directed benefit enrollment. Our strategic transformation is enabled by a new operating model. The model realigned our three businesses into two divisions that center on the customers we serve: Consumer and Worksite.

In connection with our transformation, we made several changes to our 2020 executive compensation program. These changes were intended to (1) better align our long-term incentives with our strategic growth goals and shareholder value creation, (2) encourage collaboration and motivate the successful execution of the transformation and (3) recognize that 2020 was a transitional year for CNO.

» Annual cash incentive/Pay-for-Performance Plan ("Annual Cash Incentive/P4P Plan")

- Higher weighting given to corporate financial metrics; investment metrics added for all NEOs; total quantitative performance factors weighted at 80%

- Added individual qualitative performance factor weighted at 20%

- Added the following corporate metrics aligned with business plan objectives and delivery: Combined Total Life and Health Collected Premium, Annuity Collected Premium and Combined Total Fee Revenue (in place of Operating EPS, Combined Value of New Business, GAAP Revenue and Combined Collected Premium)

- Additional detail on our Annual Cash Incentive/P4P Plan can be found beginning on page 51.

» Long-Term Incentive ("LTI") Plan

- Changed LTI award mix to 55% Performance Shares ("P-shares") and 45% restricted stock units ("RSUs"), placing a greater emphasis on our performance-based awards, while balancing the retentive qualities of time-vested RSUs (previously 50% P-shares, 30% RSUs and 20% Stock Options in 2019)

    - Eliminated Stock Options as an award type within our LTI award mix

- Changed P-share metrics to 50% operating return on equity ("Operating ROE") and 50% operating earnings per share ("Operating EPS") (previously 50% Operating ROE and 50% relative total shareholder return ("TSR"))

    - Adopted one-year financial metrics, while preserving a three-year vesting period, to appropriately align with the Company's strategic transformation

- Adopted a relative TSR modifier; the one-year Operating ROE and Operating EPS results are subsequently adjusted by the relative TSR over a three-year period

    - Modified the peer group used for relative TSR to reflect companies that respond to the macro-economic environment similarly to CNO

- Additional detail on our LTI Plan can be found beginning on page 57.

With these design changes, we maintained our strong pay-for-performance philosophy. The following charts show each element of 2020 target NEO compensation, including the mix of short-term and long-term incentives, as well as the amount of “Pay-at-Risk” for the CEO and for the other NEOs:



Fixed (14%)
Base Salary (14%)
Annual / P4P (21%)
Gary C. Bhojwani
LTI (65%)
At Risk (86%)

Fixed (29%)
Base Salary (29%)
Average of Other NEOs
LTI (42%)
Annual / P4P (29%)
At Risk (71%)

2020 Compensation Results Highlights

In the midst of the COVID-19 pandemic, CNO delivered solid 2020 financial results and made significant progress toward optimizing our business realignment. Throughout this difficult time, CNO associates’ commitment to the Company and its customers was exemplary, and CNO continued to focus on the well-being and safety of our associates and customers. The pandemic underscored the importance, value and resilience of our diversified business model, which enabled us to navigate from a position of strength. We experienced favorable morbidity impacts within our health products which served to more than offset the unfavorable mortality impacts in our life products, demonstrating the benefits of a diverse product offering. Demand for products within our direct-to-consumer distribution channel surged, helping to offset pockets of weakness within our face-to-face and Worksite channels, which encountered significant restrictions due to the pandemic. Our fee businesses also performed well, which helped offset challenges in other parts of the business. Given our diversified business model, no changes to our performance targets were needed or made as a result of the COVID-19 pandemic. Additional information on our 2020 financial performance can be found on pages 2-6 and 55-57.

The table below lists each NEO for 2020 and summarizes the 2020 compensation package delivered to each NEO.

NEO Compensation Delivered in 2020

Named Executive Officer	January 1, 2020 Base Salary	December 31, 2020 Base Salary	% Change During 2020	2020 Annual Cash Incentive/P4P Payout	2020 Annual LTI Grant(1)
Gary C. Bhojwani *Chief Executive Officer*	$1,000,000	$1,030,000	3%	$2,231,527	$4,901,181
Paul H. McDonough *Chief Financial Officer*	600,000	618,000	3%	836,823	980,275
Bruce K. Baude *Chief Operations & Technology Officer*	635,000	654,000	3%	872,558	761,068
Eric R. Johnson *Chief Investment Officer*	550,000	550,000	0%	745,242	870,623
Matthew J. Zimpfer *General Counsel*	583,000	600,000	3%	812,548	870,623

(1) Expressed as the aggregate grant date fair value of P-shares and RSUs granted in 2020.

CEO 2020 Total Direct Compensation and Compensation Committee Philosophy of CEO Compensation

In determining target total direct compensation for our CEO, the Compensation Committee reviewed strategic business goals, peer group data, proprietary and publicly available compensation surveys and data, and considered our CEO's experience, level of responsibility, individual job performance, contributions to corporate performance, job tenure and future potential. Following this process, the Compensation Committee determined that a target total direct compensation opportunity of approximately $7.6 million for the CEO was appropriate and in line with market competitive levels. Additional information concerning the components of Mr. Bhojwani's total direct compensation is detailed under "—2020 Target Compensation" on page 49.

Consistent with our pay-for-performance philosophy, the Compensation Committee designed the majority of Mr. Bhojwani's annual and long-term incentives to be performance based (i.e., "Pay-at-Risk"). In 2020, 86% of Mr. Bhojwani's target total direct compensation was Pay-at-Risk, which compares to 85% Pay-at-Risk in the prior year.

In order to further align the interests of the CEO with those of the Company and its shareholders, Mr. Bhojwani is subject to the Company's stock ownership guidelines, which require that the CEO hold Company securities with an aggregate value of at least five times his base salary. Mr. Bhojwani is in full compliance with this requirement, meaning his actual holdings are greater than five times his base salary. His performance-based compensation also is subject to the Company's clawback rights described on page 63.

2020 Shareholder Outreach

Our Annual Engagement Program Promotes Greater Communication With Our Investors

Our investors' feedback is important to us. Throughout the spring and fall of 2020, senior management and Board members invited shareholders representing approximately 79% of our outstanding shares to engage on matters of interest to them, including executive compensation. Three of these investors, representing approximately 20% of our outstanding shares, accepted our invitation.

Our Board Chair led these calls, with participation from other Board members and senior management, to ensure access to key participants in the executive compensation planning process and other decision-making processes. Key participants in these calls included the Chair of the Human Resources and Compensation Committee, Chair of the Governance and Nominating Committee, Chief Financial Officer, Chief Human Resources Officer, Corporate Secretary, Vice President of Total Rewards, and Vice President of Investor Relations.

During these calls, Board members and senior management responded to questions and discussed our executive compensation programs, corporate governance practices, sustainability efforts and other topics of interest to our shareholders. The shareholder representatives who participated in these meetings told us that they appreciated the opportunity to engage, particularly with our Board members, and our willingness to consider their input into our decision-making process. They spoke favorably about our governance practices and approach and provided constructive feedback and insights on various aspects of our executive compensation programs and disclosures. CNO participants in these calls shared their experiences with the Board, which led to meaningful discussions on incorporating and responding to such feedback. We continue to find our shareholder engagement process to be highly valuable and intend to proactively seek and consider such input on an ongoing basis.

2020 Shareholder Outreach Feedback		
What We Heard	**What We Did**	**Intended Outcome**
Board Disclosures • Provide detail on Board's role during COVID-19 • Describe virtual director onboarding process • Discuss Board assessment / refreshment strategy	Provided additional disclosure about Board's heightened level of oversight during COVID-19; provided additional information on Board assessment, recruiting and onboarding methods	Demonstrate our commitment to best practices in corporate governance
Executive Compensation Consider above-median TSR performance for P-share targets	As part of the compensation changes made in connection with our business transformation, our 2020-2022 P-share awards did not include TSR as a stand-alone metric. Instead, P-shares will pay out after three years based on one-year Operating ROE (50%) and one-year Operating EPS (50%), each as adjusted by the relative TSR for the three-year period. A positive adjustment is only made if three-year TSR exceeds the 75th percentile.	Maintain a long-term performance outlook and align payouts with shareholder experience over time
ESG • Reinforce importance of ESG in reducing risk • Include reporting framework • Provide details on DE&I initiatives and metrics tracked	Expect to adopt the Sustainability Accounting Standards Board (SASB) and Task Force on Climate-Related Financial Disclosures (TCFD) reporting frameworks; and provide additional information about ESG risk management and DE&I program in our 2020 CSR report	Communicate that the Company is committed to enhanced ESG transparency and progress with various ESG programs

Key Practices in Corporate Governance and Executive Compensation

The Compensation Committee strives to maintain best practices in corporate governance in our executive compensation programs.

What We Do
✓ **Pay for Performance:** The majority of NEO target total compensation is tied to Company-wide, business segment or individual performance or a combination thereof and therefore is considered to be "Pay-at-Risk."
✓ **Balanced View on Performance:** We take a balanced approach to measuring our performance by employing (1) relative and absolute and (2) quantitative and qualitative, performance metrics in our compensation programs.
✓ **Stock Ownership Guidelines:** In order to align our executives with shareholder interests, our CEO and all of his direct reports (including all other NEOs) are required to maintain ownership levels in accordance with Company policy. The CEO is required to maintain ownership equal to five times his base salary, while all other NEOs are required to maintain ownership equal to three times their respective base salaries. As of December 31, 2020, all NEOs have met or are within their allowable timeframes for meeting these guidelines.
✓ **Double-Trigger Change in Control:** Severance and accelerated vesting of equity awards are triggered in connection with a change in control of the Company only by a qualified termination of employment within six months in anticipation of, or within two years following, a change in control event.
✓ **Strong Clawback Rights:** Our incentive compensation is subject to strong clawback rights. Our Annual Cash Incentive/P4P and LTI plans contain provisions that include the right to recapture any incentive amount paid or vested in the event that the Compensation Committee determines that the achievement of performance goals was based on incorrect data. In early 2020, the Board adopted a Clawback Policy containing additional rights to recapture incentive compensation from executive officers in the event of a material restatement of the Company's financial statements or other detrimental conduct that causes material financial, operational or reputational harm to the Company.
✓ **Independence of Executive Compensation Consultant:** The Compensation Committee engages an independent executive compensation consultant, taking SEC and NYSE guidelines into consideration. Willis Towers Watson has served as the Compensation Committee's independent executive compensation consultant since August 6, 2019; Willis Towers Watson was engaged following the Committee's thorough review of potential consultants and an analysis by the Compensation Committee of their independence. Willis Towers Watson has no business or personal relationships with any of our NEOs.
✓ **Ongoing Succession Planning:** Throughout the year, the Compensation Committee regularly engages in in-depth discussions regarding executive succession planning and talent development. Succession planning is reviewed by the entire Board at least annually.
✓ **Strive to Understand Our Shareholders' Views:** We undertake an annual shareholder outreach program focused on governance and compensation issues and, more recently, environmental, social and governance issues including diversity, equity and inclusion matters. We consider our shareholders' views when updating our executive compensation programs.
✓ **Proxy Access:** Our Bylaws provide shareholders with proxy access rights for Board member nominations.
✓ **Corporate Responsibility / ESG Program:** Social responsibility is at the core of CNO's culture. ESG principles have become—and will continue to be—central to our overall business strategy. Our Board is highly involved in setting our ESG strategies and overseeing our progress. Our ESG approach focuses on six key areas: (1) promoting ethical and responsible business practices, (2) serving our customers, (3) developing and supporting our associates, (4) investing prudently, (5) philanthropy and community relations and (6) environmental responsibility. In 2020, we expanded our commitment by adding a full-time DE&I leader to CNO to further embed our talent development and associate engagement strategy throughout the organization. We publish a Corporate Social Responsibility Report, which is available in the Investors section of our website at www.CNOinc.com.
✓ **Contractual Protections:** Every executive is subject to non-solicitation and confidentiality agreements that extend one year beyond termination of employment. In addition, our CEO and Division Presidents are subject to non-competition agreements that extend one year beyond termination of employment.

	What We Do Not Do
⊗	**No Supplemental Executive Retirement Plans:** We do not offer SERPs to our current executives other than the Company's non-qualified deferred compensation plan ("Deferred Compensation Plan").
⊗	**No Excise Tax Gross-Up Provisions:** We do not increase the gross amount of payments to account for excise taxes.
⊗	**No Significant Perquisites:** Our executives participate in broad-based, Company-sponsored benefits programs on the same basis as other full-time associates (e.g., 401(k), medical, dental, life insurance).
⊗	**No Re-Pricing of Stock Options:** Re-pricing of underwater Stock Options without shareholder approval is prohibited (except in the event of certain permissible corporate events including but not limited to stock splits or recapitalizations).
⊗	**No Hedging:** Senior executives, including NEOs, are prohibited from hedging activities related to our equity securities, including holding CNO shares in margin accounts.
⊗	**Limited Use of Employment Contracts:** Except for our CEO, none of our executive officers are parties to employment agreements. Additional information on the CEO's employment agreement may be found on page 64.
⊗	**No Uncapped Awards:** All awards under our Annual Cash Incentive/P4P and LTI plans are subject to caps.

"Say-on-Pay" Results

At our 2020 annual meeting, shareholders expressed strong support for our executive compensation programs with over 88% of votes cast in favor of the non-binding advisory resolution on executive compensation.

Role of the Human Resources and Compensation Committee

The purpose of the Human Resources and Compensation Committee is to provide oversight of the Company's human resource asset and executive compensation programs and to support delivery of the Company's objectives incorporating sound ESG principles. The Compensation Committee determines the components and amount of compensation for our executive officers and provides overall guidance for our employee compensation policies and programs. In addition, the Compensation Committee actively monitors executive development and succession planning activities with respect to our senior executives and other officers.

Currently, four of our Board members sit on the Compensation Committee, each of whom is an independent director as required by the NYSE listing requirements. From time to time, other Board members also participate in the Compensation Committee's meetings, although these non-member ad hoc participants do not vote at the committee level. The Board receives regular reports of committee deliberations and decisions and, at least once annually, reviews the Compensation Committee's written evaluation of the CEO's performance and compensation. The Compensation Committee's functions are more fully described in its charter, which can be found in the Investors section of our website at www.CNOinc.com.

Role of the Compensation Consultant

In making executive compensation decisions, the Compensation Committee receives advice from its independent compensation consultant. Willis Towers Watson was the Compensation Committee's independent executive compensation consultant in 2020.

Although the compensation consultant is retained directly by the Compensation Committee, its personnel interact with our executive officers as needed, particularly our CEO, Chief Human Resources Officer, General Counsel, and each of their staffs, to provide the Committee with relevant compensation and performance data for our executives and the Company overall. In addition, the compensation consultant's personnel may interact with management to confirm information, identify data questions, and/or exchange ideas.

As requested by the Compensation Committee, the compensation consultant's services to the Committee in 2020 included:

» Providing competitive analysis of total compensation components for our senior executive officers, including our NEOs;

» Researching and presenting competitive and emerging compensation practices and regulatory issues;

» Recommending peer groups for compensation and performance;

» Attending Committee meetings, in-person or virtually; and

» Reviewing and evaluating changes to the Company's executive compensation philosophy and proposed plan changes.

The Compensation Committee has the authority under its charter to retain outside consultants or other advisors. One element of that decision process is the Committee's assessment of an advisor's independence. Relative to that determination, the Compensation Committee takes into account certain independence factors as enumerated by the SEC and NYSE.

The Company paid $356,198 in the aggregate for executive compensation consulting services in 2020. In addition, management engaged Willis Towers Watson and its affiliates (including TZ Insurance Solutions LLC) to provide other services during 2020 for which the Company and its affiliates paid $958,043 in the aggregate. These other services consisted of sales leads, policyholder and prospect marketing services; broad-based associate compensation analysis; and certain data services.

How Our Compensation Committee Makes Decisions: Philosophy and Objectives

In making its decisions, the Compensation Committee collects and considers input from multiple sources. The Compensation Committee may ask senior executive officers to attend Committee meetings at which executive compensation and overall and individual performance is discussed and evaluated, during which time executives may provide insight, suggestions or recommendations regarding executive compensation. Deliberations generally occur with input from the consultant, members of management and other Board members, however, only the members of the Compensation Committee vote on matters of executive compensation. All elements of the CEO's compensation are submitted to the full Board for its review and approval.

Philosophy

The Compensation Committee has developed a philosophy and a comprehensive compensation strategy to reward overall and individual performance that drives long-term success for our shareholders.

Our compensation philosophy consists of the following three guiding principles:



1	2	3
Pay for Performance	**Target Total Rewards Position**	**Relevant Comparator Group**
Rewards will be differentiated based on Company, business segment and individual performance.	To attract, motivate and retain, overall rewards will be competitive by targeting compensation at approximately the median of the relevant comparator group with additional compensation for achieving superior performance.	We utilize a relevant comparator group of public companies in the insurance and financial services industry to benchmark compensation.

Pay-for-Performance Objectives

The Compensation Committee strives to provide a clear reward program that allows us to attract, motivate and retain seasoned executive talent with the significant industry experience required to continuously improve our performance and build long-term shareholder value. To achieve this, our programs are designed to:

» Reward operational and productivity improvements that are sustainable. This means that we establish performance goals at targeted performance levels for key financial metrics under (1) our Annual Cash Incentive/P4P Plan, and (2) our P-share awards;

» Align the interests of our executives with those of our shareholders by rewarding shareholder value creation;

» Integrate individual goal-setting and quarterly coaching and feedback with the Company-wide performance management program;

» Exercise appropriate discretion to make adjustments and modifications based upon individual executives' achievement of performance standards for expected achievement of business results, as well as the contribution that an executive may make to uphold our values, leadership behaviors, and overall corporate culture; and

» Offer the opportunity to earn additional compensation when overall or individual performance exceeds expectations.

Compensation Benchmarking Approach and Relevant Comparator Group Selection

In setting target executive compensation opportunities, the Compensation Committee looks at base salary, target total annual cash and total direct compensation, and reviews these compensation components relative to a select group of peer companies ("Comparator Peer Companies"). For additional information on the components of executive compensation, see pages 50-62.

The Compensation Committee's general philosophy is to compensate our executives at approximately the 50th percentile level for total direct compensation, for the achievement of target performance, with additional compensation opportunities for the achievement of superior results.

The Compensation Committee annually assesses "competitive market" compensation and reviews both peer group proxy data and survey data developed by Willis Towers Watson. In determining compensation levels for our NEOs, the Committee consults with our independent compensation advisor.

Following feedback received from our 2018 shareholder outreach program as well as an extensive analysis of existing and potential peers, considering business and talent competitors and financial metrics including assets, premiums and market capitalization, the Compensation Committee made changes to the Comparator Peer Companies in 2019. In 2020, the Compensation Committee and Willis Towers Watson reviewed the Comparator Peer Companies and determined that no additional changes were needed. The Compensation Committee is of the view that the current peers appropriately reflect our principal business competitors and those companies with which we compete for executive talent.

The Comparator Peer Companies listed below were used as a reference point for 2020 executive compensation levels and program design.

2020 Comparator Peer Companies	
American Equity Investment Life Holding Co.	Horace Mann Educators Corporation
American Financial Group, Inc.	Kemper Corporation
Assurant, Inc.	Lincoln National Corporation
Brighthouse Financial, Inc.	Primerica, Inc.
Cincinnati Financial Corporation	Reinsurance Group of America, Incorporated
Globe Life Inc.	Unum Group
The Hanover Insurance Group, Inc.	Voya Financial, Inc.

2020 Target Compensation

The table below summarizes the target level of 2020 total annual cash and total direct compensation for our NEOs. This table differs from the Summary Compensation Table for 2020 beginning on page 65 in that most values below represent target amounts and equity grants that were granted in 2020 but not yet earned or paid.

Summary of Components of Regular Total Direct Compensation (TDC) in 2020 at Target[1]								
Named Executive Officer	Base Salary	Target Incentive		Target Total Annual Cash	P-Share Value [2]	RSU Value [2]	Total LTI Value [2]	Target TDC [3]
Gary C. Bhojwani	$1,030,000	$1,648,000	160%	$2,678,000	$2,754,708	$2,146,473	$4,901,181	$7,579,181
% of TDC	14%	21%					65%	100%
Paul H. McDonough	618,000	618,000	100%	1,236,000	551,756	428,519	980,275	2,216,275
% of TDC	28%	28%					44%	100%
Bruce K. Baude	654,000	654,000	100%	1,308,000	427,560	333,508	761,068	2,069,068
% of TDC	32%	32%					37%	100%
Eric R. Johnson	550,000	550,000	100%	1,100,000	488,640	381,983	870,623	1,970,623
% of TDC	28%	28%					44%	100%
Matthew J. Zimpfer	600,000	600,000	100%	1,200,000	488,640	381,983	870,623	2,070,623
% of TDC	29%	29%					42%	100%

(1) Base salaries are as of December 31, 2020. Annual incentive expressed as target levels as of award date. Value of equity is expressed as grant date fair value. Variances between values and totals may exist due to rounding.

(2) Represents P-share and RSU aggregate grant date fair values granted in 2020; actual value realized will depend on stock price appreciation and achievement of performance metrics at time of vesting.

(3) Target TDC includes Target Total Annual Cash and the Total LTI Value provided at the time of the annual grant.

In determining executive compensation levels, the Compensation Committee uses market studies to review the value delivered to each executive through each component of compensation.

These studies provide the means by which the Compensation Committee can objectively examine external market practices and compare those practices to our internal evaluations and decisions. These studies capture and report:

» Competitive external market data by position on a base salary, total annual cash incentive (including bonus) and total direct compensation basis;

» Long-term equity grants and the vesting status and valuation methodologies of such grants; and

» Employment agreement terms and conditions.

Although aggregate pay levels generally are consistent with our compensation philosophy, it is possible that pay levels for specific individuals may be above or below the targeted competitive benchmark levels. Variances may arise from such factors as an individual's role and responsibilities within our Company, the individual's experience and expertise, the individual's time in position, the pay levels for peers within the Company, and the pay levels for similar job responsibilities in the marketplace.

Realized total compensation in any year may be above or below targeted compensation levels depending on whether our incentive goals were attained and whether shareholder value was created. In some instances, the amount and structure of compensation results from negotiations with an executive at the time the individual was hired, which may reflect competitive pressures to attract and hire quality executive talent in our industry. To attract and retain such talent, the Company also seeks to provide benefit levels in line with those offered by comparable publicly traded companies, although without necessarily matching on an item-by-item basis.

Executive Compensation Components

	Description	Why We Pay This Component	How We Determine Amount
Fixed	**Fixed Cash Compensation/Base Salary** • May be adjusted annually based on individual performance and relevant market data • The only fixed component • Smallest percentage of executive compensation	• To attract, motivate and retain top talent	• Established using data targeting the 50th percentile for our Comparator Peer Companies • Adjusted up or down to reflect factors such as scope of position, experience level, unique skills and competencies, promotions or added responsibilities
Variable annual	**Variable Cash Compensation/ Annual Cash Incentive and P4P** • Earned based on Company, business-segment and individual financial and operational performance	• To incentivize achievement of annual financial and operational performance goals that will contribute to the Company's long-term success • Serves as primary vehicle for recognizing and differentiating performance each year	• Established using data targeting the 50th percentile of the market • Target incentive opportunities are expressed as a percentage of base salary
Variable long-term	**Equity Compensation/ Performance Shares (P-Shares)** • Earned based on achievement of performance goals at the end of one- and three-year performance periods • P-shares account for 55% of the 2020 annual grant target, and were divided evenly between those tied to (1) 2020 Operating ROE and (2) 2020 Operating EPS, each as adjusted by TSR over a three-year period	• To focus management on long-term Company performance • To balance the short-term focus of the Annual Cash Incentives/P4P by tying rewards to performance achieved over both single- and multi-year periods • To align the interests of management with those of shareholders • To help drive long–term shareholder value creation while incentivizing key executive talent	• The Compensation Committee established compensation levels for equity compensation based on competitive market data • The number of P-shares or RSUs awarded may be adjusted up or down to reflect performance, potential and other individual considerations
	Equity Compensation/Restricted Stock Units (RSUs) • Time-vested awards that generally vest over three years • Realizable value is variable based on long-term stock price appreciation • In addition to the annual grant, used selectively for retention and recognition • RSUs accounted for 45% of the 2020 annual target in terms of total grant value	• To encourage retention and reward for exceptional performance and/or potential • To align the interests of management with those of shareholders	

Base Salaries

Overview

Base salary is the only fixed component of executive compensation and comprises the smallest percentage of total compensation. Each senior executive's base salary is reviewed annually by the Compensation Committee, or more frequently in the event of a promotion, a change in job responsibilities, an assessment of level of expertise or performance, or based on market data or internal pay guidelines.

Design

The Compensation Committee generally initiates the formulation of executive compensation levels by targeting the 50th percentile of the competitive market. Annual reviews of executives' base salaries take into consideration numerous factors, including: mix of compensation; job role and responsibility; individual leadership, experience and expertise; individual historical performance; retention risk; future potential and time in position; competitive labor market pressures; comparison to market data; and internal equity of peers.

No specific weighting of these factors is employed. Given our Company's performance-based compensation culture, however, the Compensation Committee's analysis of the factors generally results in increases for our top performers and little or no increases in base salary for average- or lower-performing employees.

2020 Merit Increases

The Compensation Committee does not presume that senior executives will receive annual base salary increases. In recognition of their respective job performances, in early 2020, the Committee approved merit-based salary increases for the NEOs, ranging from 0% to 3%.

Annual Cash Incentives/P4P Plan

Overview

Our Annual Cash Incentive/P4P Plan focuses on and rewards achievement of annual performance goals. It is the broadest of our management incentive programs, covering all of our NEOs and most of our associates. Prior to the beginning of the annual performance period, all Annual Cash Incentive/P4P Plan participants are assigned target incentive opportunities expressed as a percentage of base salary. The target percentages are based on external and internal factors applicable to the positions held by these individuals, as described in more detail below.

Design and Changes

The Compensation Committee reviewed the Annual Cash Incentive/P4P Plan design for 2020 in order to optimize alignment between shareholder and plan participant interests. Given the strategic transformation to an integrated customer-centric organization, the compensation design was developed to keep senior executives focused on the financial performance of the enterprise; improve alignment with financial metrics that participants influence; and select operational/business metrics that are the most significant drivers of financial success.

In connection with the Compensation Committee's review and to support the business transformation, three primary changes were introduced for all executive officers (including the NEOs):

» Increased weighting of corporate performance measures to 60% in total (except for the Chief Investment Officer, who has a 40% total weighting) to drive enhanced collaboration during our transformation.

» An investment metric weighted at 20% (except for the Chief Investment Officer, who has a 40% weighting) to better capture the significance of investment income to overall Company performance.

» A qualitative goal weighted at 20% to acknowledge and differentiate individual NEO contributions to corporate strategy.

Additional details on the metrics and their weightings are provided below.

Performance Metrics

The table below summarizes the 2020 financial metrics and weightings for our NEOs under the Annual Cash Incentive/P4P Plan. In 2020, to better align with our business plan and measure growth performance in areas of focus, the metrics of Combined Total Life and Health Collected Premium, Annuity Collected Premium and Combined Total Fee Revenue replaced with the metrics of Operating EPS, Combined Value of New Business, GAAP Revenue and Combined Collected Premium. In addition, the Corporate Development metric (which applied only to Mr. Johnson) was removed, as individual results, contributions and leadership are now measured by the qualitative metric.

NEO 2020 Annual Cash Incentive/P4P Plan Metrics					
Performance Measures	Gary C. Bhojwani	Paul H. McDonough	Bruce K. Baude	Eric R. Johnson	Matthew J. Zimpfer
Combined In-Force EBIT	30%	30%	30%	20%	30%
Combined Total Life and Health Collected Premium	10.5%	10.5%	10.5%	7%	10.5%
Annuity Collected Premium	10.5%	10.5%	10.5%	7%	10.5%
Combined Total Fee Revenue	9%	9%	9%	6%	9%
Investment Performance Metrics (see below)	20%	20%	20%	40%	20%
Individual Qualitative Assessment	20%	20%	20%	20%	20%

Investment Performance Metrics					
Effective Yield (GAAP Net Yield %)	35%	35%	35%	35%	35%
Pre-tax C1/AUM	35%	35%	35%	35%	35%
Portfolio Excess Returns	20%	20%	20%	20%	20%
Total Return versus Benchmark	10%	10%	10%	10%	10%

These targets align with our business objectives to drive strong operational performance, deliver consistent yet disciplined growth and improved profitability, generate strong investment returns, and manage risk effectively. Our plan also is designed to establish performance levels that are challenging yet achievable, and that appropriately balance risk and reward. These metrics also align with the day-to-day metrics that we use to run the Company.

Individual Qualitative Metric

In 2020, an individual qualitative metric was added to the Annual Cash Incentive/P4P Plan design for each NEO, weighted at 20% of the total. The qualitative metric addresses individual results, contributions, and leadership.

Qualitative metric results are determined by the Compensation Committee using a variety of sources, including:

» Peer-level input during quarterly business reviews;

» CEO assessment (other than for the CEO); and

» Compensation Committee observation and assessment of an NEO's overall performance and contribution to Company success.

In addition, the qualitative metric is capped; if Combined In-Force Earnings Before Interest and Taxes ("EBIT") is below threshold performance, this metric can achieve no greater than its 20% target.

2020 Annual Cash Incentive/P4P Plan Metrics Defined

The following provides additional detail in explaining and defining the metrics that are applicable to all NEOs:

» **Combined In-Force EBIT**, defined as the sum of individual business segment In-Force EBIT. In-Force EBIT includes pre-tax revenues and expenses associated with the sales of insurance products that were completed more than one year before the end of the reporting period.

The bulk of an insurer's earnings typically are generated from policies sold in prior periods, or "policies in-force." In addition, in the Compensation Committee's view, this metric enhances "line of sight" for our operating management and increases their focus on retaining business and improving the longer-term profitability of our core operations.

» **Combined Total Life and Health Collected Premium**, defined as Life & Health premiums received, net of reinsurance, and as currently reported in our quarterly financial results.

» **Annuity Collected Premium**, defined as annuity premiums received, net of reinsurance, on annuity products and as currently reported in our quarterly financial results.

» **Combined Total Fee Revenue**, defined as fees from third-party policies sold, Broker Dealer/ Registered Investment Adviser accounts, and revenue from Web Benefits Design (a wholly-owned subsidiary).

» **Effective Yield (or GAAP Net Yield %)**, defined as period investment income (net of investment expenses) divided by average invested assets for the same period.

» **Pre-tax C1/AUM**, defined as the aggregate of investment asset National Association of Insurance Commissioners (NAIC) risk-based capital charges divided by assets under management. This measures the risk of default (of bonds and mortgages) or decrease in the value of the assets held in the investing portfolio as a percentage of assets under management.

» **Portfolio Excess Returns**, which measures the annual value-added basis points from asset allocation and security selection decisions (expressed as a percentage) relative to an assigned industry benchmark. It is calculated by industry standard attribution formulas.

» **Total Return versus Benchmark**, which measures the full-year portfolio total return for non-cash investments as compared to the full-year total return for a stated benchmark.

2020 Payout Opportunities

Target Annual Cash Incentive/P4P Plan payout amounts for each NEO are determined by the Compensation Committee at the beginning of the performance period based on external and internal factors applicable to the positions held by each NEO.

» Target Annual Cash Incentive/P4P Plan as a percentage of each NEO base salary:
  · Mr. Bhojwani, 160%
  · Other NEOs, 100%

» Threshold payout: 50% of target payout

» Target payout: 100% of target payout

» Maximum payout: 200% of target payout

A linear interpolation is used to determine payout percentages between threshold and target performance, and target and maximum performance.

2020 Annual Cash Incentive/P4P Plan Targets

The primary purpose of the Annual Cash Incentive/P4P Plan is to reward executive officers for delivering targeted financial results. For the reasons set forth below, the Compensation Committee set the targets in February 2020 for each of the performance metrics at levels that it considered rigorous and challenging as compared to normalized 2019 results. No changes were made to such targets after they were established. The Compensation Committee set the applicable financial objectives based on the Board-approved business plan for fiscal year 2020, which entailed a detailed vetting process prior to presentation and approval by the Board. The Compensation Committee historically has considered a number of factors in setting incentive performance targets, as well as the threshold level and the maximum level, to require strong performance to achieve targets. These factors include Company business plans and current forecasts, historical performance, incentive practices used by peer companies, and analyst expectations. Consistent with our compensation philosophy, target annual cash incentive levels are established to generate total annual cash compensation at competitive market median levels.

The tables below summarize the normalizations that were made to our 2019 reported results to account for various unusual and non-recurring items that impacted 2019 performance, both favorably and unfavorably. By normalizing, the Compensation Committee was able to establish a baseline level of performance from which 2020 targets were then set that reflected a proper balance between ambition and achievability, while removing the unusual and non-recurring events from 2019 that were not expected to continue. On a comparable basis, the 2020 targets incorporate growth over both 2019 as reported and normalized levels.

The Compensation Committee determined that, following such normalization, 2020 corporate performance measure targets were appropriately rigorous.

Baseline for 2020 Annual Cash Incentive/P4P Plan Target Setting			
Corporate Performance Measures	2019 As Reported	2019 Normalized	2020 Target
Combined In-Force EBIT	$625.8 MM	$623.2 MM	$638.7 MM
Combined Total Life and Health Collected Premium	$2,519.4 MM	$2,519.4 MM	$2,543.2 MM
Annuity Collected Premium	$1,306.4 MM	$1,306.4 MM	$1,333.3 MM
Combined Total Fee Revenue	$88.4 MM	$77.1 MM	$100.4 MM

The Compensation Committee consulted with Willis Towers Watson in setting the 2020 investment performance measure targets. The 2019 investment performance measures were not normalized. The 2020 Effective Yield (GAAP Net Yield %) was set below 2019 results given the continued low interest rate environment that continued to pressure average investment portfolio yields. The Pre-tax C1/AUM target was set in line with the Company's 2020 risk-based capital plan, while taking into consideration the target yield. The Portfolio Excess Returns and Total Return versus Benchmark metrics measure performance relative to certain benchmarks and are designed to reward performance generally in line with or exceeding market performance. The Compensation Committee determined that the 2020 investment performance measure targets were appropriately rigorous.

Baseline for 2020 Annual Cash Incentive/P4P Plan Target Setting		
Investment Performance Measures	2019 As Reported	2020 Target
Effective Yield (GAAP Net Yield %)	5.19%	5.0%
Pre-tax C1/AUM	1.25%	1.50%
Portfolio Excess Returns	18 bps	Benchmark Performance
Total Return versus Benchmark	26 bps	Benchmark Performance

The table below summarizes the threshold, target and maximum performance targets for the 2020 Annual Cash Incentive/P4P Plan. See page 53 for definitions of each metric.

2020 Annual Cash Incentive/P4P Target Plan Performance Levels			
Corporate Performance Measures	**Threshold**	**Target**	**Maximum**
Combined In-Force EBIT	$574.8 MM	$638.7 MM	$702.6 MM
Combined Total Life and Health Collected Premium	$2,416.0 MM	$2,543.2 MM	$2,670.4 MM
Annuity Collected Premium	$1,266.6 MM	$1,333.3 MM	$1,400.0 MM
Combined Total Fee Revenue	$90.4 MM	$100.4 MM	$110.4 MM

Investment Performance Measures			
	Threshold	**Target**	**Maximum**
Effective Yield (GAAP Net Yield %)	4.8%	5.0%	5.2%
Pre-tax C1/AUM	1.65%	1.50%	1.35%
Portfolio Excess Returns	≥ −150 bps of benchmark performance	Benchmark Performance	≥ +150 bps of benchmark performance
Total Return versus Benchmark	≥ −150 bps of benchmark performance	Benchmark Performance	≥ +150 bps of benchmark performance

2020 Annual Cash Incentive/P4P Plan Results

The Compensation Committee has the authority to adjust performance goals or results for the impact of certain industry, market or Company-specific special items from year to year. The Board takes very seriously the consideration of any such adjustments and generally prefers to avoid such modifications. Nonetheless, the Board is responsible for ensuring that management acts in the best interests of shareholders, regardless of the impact on its incentives. Therefore, we are of the view that any adjustment that may be applied must be (1) material, (2) non-recurring or unusual in nature, and (3) reflect items that management either cannot control or, if controllable, has determined to be in the long-term best interests of the Company and its shareholders. These adjustments may vary from year to year and may have either a favorable or unfavorable impact on the funding of the Annual Cash Incentive/P4P Plan.

For 2020, the Compensation Committee considered two items to be material, non-recurring items that were beyond management's control and should be adjusted in determining the 2020 Annual Cash Incentive/P4P Plan payouts. Those two items related to the settlement of a legacy regulatory matter and the insurance margin impacts of the actuarial assumption review driven by the unexpectedly steep decline in interest rates in 2020. Neither had been considered in setting the 2020 operating plan or the Annual Cash Incentive/P4P Plan targets. In the aggregate, these adjustments decreased the total bonus pool (which covers the NEOs and the majority of our employees) by approximately 4%. The adjusted amounts are reflected in the "2020 Adjusted for Incentive Compensation" column in the table below.

Corporate Performance Measures	2020 As Reported	2020 Adjusted for Incentive Compensation	Payout %
Combined In-Force EBIT	$726.4 MM	$692.2 MM	183.8%
Combined Total Life and Health Collected Premium	$2,531.3 MM	—	95.3%
Annuity Collected Premium	$1,165.0 MM	—	0%
Combined Total Fee Revenue	$106.0 MM	—	155.6%

Investment Performance Measures	2020 As Reported	2020 Adjusted for Incentive Compensation	Payout %
Effective Yield (GAAP Net Yield %)	5.04%	—	120.0%
Pre-tax C1/AUM	1.33%	—	200.0%
Portfolio Excess Returns	54 bps	—	136.0%
Total Return versus Benchmark	2 bps	—	101.3%

The table below sets forth the actual 2020 cash bonuses paid out to the NEOs pursuant to our Annual Cash Incentive/ P4P Plan. These figures combine the individual performance opportunities, weightings and targets previously discussed.

2020 Annual Cash Incentive/P4P Plan Payouts[1]								
	Target Annual P4P Incentive[2]		Actual Performance				Total P4P Payout	
			Financial Metrics (80% of Total)		Qualitative Metric (20% of Total)			
Named Executive Officer	% of Base Salary	$	%	$	%	$	% of Target	$
Gary C. Bhojwani	160	1,640,656	136	1,788,550	135	442,977	136	2,231,527
Paul H. McDonough	100	615,246	136	670,706	135	166,116	136	836,823
Bruce K. Baude	100	651,093	136	709,785	125	162,773	134	872,558
Eric R. Johnson	100	550,000	141	618,741	115	126,500	135	745,242
Matthew J. Zimpfer	100	597,399	136	651,250	135	161,298	136	812,548

(1) Variances between values and totals may exist due to rounding.
(2) Percentage is applied pro rata to base salary changes occurring during the calendar year. Target amounts reflect such pro rata salary changes.

Qualitative metric results are determined by the Compensation Committee using a variety of sources including peer-level input during quarterly business reviews, CEO assessment (other than for the CEO), and Compensation Committee observation and assessment. For 2020, NEO qualitative metric payouts ranged from 115% to 135% of target. These results reflect each NEO's:

» Contributions to the Company's significant 2020 financial, operational and business achievements;

» Leadership in navigating pandemic-related challenges and social justice issues;

» Contributions to our ESG and DE&I programs;

» Progress on succession planning; and

» Involvement in mentoring others.

Long-Term Incentives

Overview

We believe that performance-based equity compensation aligns our NEOs' interests to those of our shareholders and helps to drive long-term shareholder value creation while facilitating the retention of key executive talent.

Changes to Long-Term Incentive Award Mix

Stock Options were eliminated as an award type in 2020. This simplifies our equity award mix from three types to two— performance-based awards (P-shares) and RSUs. This aligns with prevalent market practice, which show declining use of Stock Options by our peer companies. In 2019, our grants were awarded as 50% P-shares, 30% RSUs, and 20% Stock Options. In 2020, grants were awarded as 55% P-shares and 45% RSUs, placing a greater emphasis on our P-shares while balancing the retentive qualities of time-vested RSUs.



Changes to Long-Term Incentive Performance Metrics

The P-share awards with respect to the performance period commencing on January 1, 2020 and ending on December 31, 2022, under our LTI Plan, will pay out after three years based on one-year Operating ROE and one-year Operating EPS, each as adjusted by the relative TSR for the three-year period. The P-share awards for the 2019-2021 performance period were based on three-year Operating ROE and three-year relative TSR.

The Compensation Committee believes the change to one-year financial metrics, while preserving three-year vesting, was most appropriate due to the Company's strategic transformation. A one-year metric promotes simplicity and understandability of performance goals during the Company's transformation. Continued use of Operating ROE aligns with shareholder interests. The addition of Operating EPS provides a clear gauge of performance, requiring solid operational execution as well as disciplined capital management, and is a metric closely followed by both sell-side analysts and buy-side investors.

TSR will be measured relative to a peer group of companies over three years. Shares that will vest after three years based on one-year financial performance may be modified by the relative TSR result over the three-year period. If relative TSR performance is at the 75th percentile or above, vested shares will increase by 25%, subject to a cap of 200%. Relative TSR at the 25th percentile or lower will reduce vested shares by 25%. There is no change in the number of vested shares for performance between the 25th and 75th percentile. The modifier cannot increase the P-share payout above the cap of 200%.

Use of a three-year relative TSR modifier maintains a long-term performance outlook and aligns payouts with shareholder experience over time. Comparing TSR to a group of industry peer companies measures our ability to perform relative to those affected by the same macro-economic conditions.

Design

The Compensation Committee reviews and approves individual grants for the NEOs, as well as all P-share grants and any RSU awards made to other executives under the purview of the Compensation Committee based on competitive market data. Annual grants for all officers are reviewed and approved at the Compensation Committee's scheduled meeting at approximately the same time each year. In determining the 2020 annual grant, the Compensation Committee used a 30-day average of our stock price to calculate the number of P-shares and RSUs to be granted to each executive. Interim or off-cycle grants are reviewed and approved by the Compensation Committee as circumstances warrant. The CEO is authorized by the Compensation Committee to utilize a designated number of shares each year to grant equity awards to non-executive officers to attract, reward, motivate and/or retain such employees, as deemed appropriate by the CEO. Such awards are regularly reviewed by the Compensation Committee.

To be eligible to vest in long-term incentive awards, generally NEOs must continue to be employed by us through the vesting dates or satisfy the definitions of "Retirement, Death or Disability" in our award agreements or upon an involuntary termination within six months in anticipation of or within two years after a Change in Control (as defined in our award agreements). For additional information on the terms of our equity-based awards, see pages 67-68.

The Compensation Committee assesses aggregate share usage and dilution levels in comparison to general industry norms. This enables the Committee to be mindful of total cost, grants awards that are competitive in the market, a policy of internal equity, and reinforcement of our philosophy of pay-for-performance.

Performance Metrics/Targets

As noted previously, the Compensation Committee chose two one-year performance metrics and one relative three-year modifier for setting LTI P-share awards.

The first one-year metric is an absolute measure, Operating ROE, which is directly linked to the Company's business plan and is one of the tools used by the investment community to evaluate our performance and assess valuation.

Operating ROE, a non-GAAP financial measure. is defined as net operating income divided by average equity. In calculating average equity, we exclude accumulated other comprehensive income or loss ("AOCI") and deferred tax assets related to net operating losses ("NOLs"). We believe it is common industry practice to exclude AOCI from the equity component of the Operating ROE calculation as it can be highly volatile due to changes in general market interest rates rather than a result of the business decisions made by management. Our deferred tax assets related to NOLs are excluded as these assets do not provide any return to shareholders until after the NOLs are utilized, reducing taxes that would otherwise be due.

The second one-year metric is an absolute measure, Operating EPS.

Operating EPS, a non-GAAP financial measure, is defined as net operating income divided by the weighted average number of diluted shares outstanding.

Net operating income is defined as net income excluding: (i) loss related to reinsurance transaction, including impact of taxes; (ii) net realized investment gains or losses from sales, impairments and change in allowance for credit losses, net of related amortization and taxes; (iii) net change in market value of investments recognized in earnings, net of taxes; (iv) fair value changes due to fluctuations in the interest rates used to discount embedded derivative liabilities related to our fixed index annuities, net of related amortization and taxes; (v) fair value changes related to the agent deferred compensation plan, net of taxes; (vi) loss on extinguishment of debt, net of taxes; (vii) changes in the valuation allowance for deferred tax assets and other tax items; and (viii) other non-operating items consisting primarily of earnings attributable to variable interest entities (VIEs), net of taxes. Net operating income is used consistently by CNO's management to evaluate the operating performance of the Company and is a measure commonly used in the life insurance industry. Management and the Board believe an analysis of net operating income is important in understanding the profitability and operating trends of the Company's business.

For additional information on these non-GAAP financial measures, see "Information Related to Certain Non-GAAP Financial Measures" beginning on page 88 and the information set forth in our periodic filings with the SEC.

The three-year modifier is a relative measure of TSR based on our stock price performance relative to a group of industry peers (see "—Total Shareholder Return Performance Peers" below). We believe that relative TSR provides a strong alignment between the interests of management and those of our shareholders. The Compensation Committee believes that decreasing shares by 25% when three-year relative TSR performance is at the 25th percentile or lower or increasing by 25% when performance is at the 75th percentile or higher, maintains a long-term performance outlook and aligns payouts with shareholder experience over time. No modification occurs when performance is between the 25th and 75th percentile.

Similar to the Annual Cash Incentive/P4P Plan award measurements, the Compensation Committee has the authority to adjust results for events that are (1) material, (2) non-recurring or unusual, and (3) that management cannot control or, if controllable, has determined to be in the long-term best interests of the Company and its shareholders. These adjustments may vary from year to year and may have either a favorable or unfavorable impact on the funding of long-term incentives.

Long-Term Incentive Plan Grants in 2020

The P-shares awarded in 2020 require a threshold level performance to receive 50% of the target number of shares, and the upside opportunity for maximum performance is 200% of the target number of shares, based on the one-year performance period, subject to adjustment based on the three-year TSR. RSUs vest ratably over a three-year period. Dividend equivalents are paid on P-shares and RSUs upon vesting.

The table below shows grant date fair value of the annual equity awards granted to our NEOs in 2020.

2020 Annual LTI Grants		
	2020 Equity Grant	
Named Executive Officer	P-Shares	RSUs
Gary C. Bhojwani	135,300	110,700
Grant Date Fair Value	$2,754,708	$2,146,473
Paul H. McDonough	27,100	22,100
Grant Date Fair Value	$ 551,756	$ 428,519
Bruce K. Baude	21,000	17,200
Grant Date Fair Value	$ 427,560	$ 333,508
Eric R. Johnson	24,000	19,700
Grant Date Fair Value	$ 488,640	$ 381,983
Matthew J. Zimpfer	24,000	19,700
Grant Date Fair Value	$ 488,640	$ 381,983

No One-Time Grants

No special one-time grants were made in 2020 to any NEOs.

2018–2020 P-Share Performance

» The 2018 P-share award grants were based on two performance goals over the performance period commencing on January 1, 2018 and ending on December 31, 2020: (1) a three-year Operating ROE with an 8.84% threshold, a 10.40% target, and an 11.96% maximum for all NEOs, and (2) relative TSR for comparator group ("TSR Performance Peers"), with the 50th percentile set for target performance.

2018-2020 3-Year Operating ROE	% Amount
≥ 11.96	200%
10.40% (Target)	100%
8.84% (Threshold)	50%
< 8.84%	0%
Actual Results: 11.14%	**Payout as % of Target: 147.37%**

» The Operating ROE targets were established in early 2018, based on our strategic goals and internal projections at that time, and their respective impacts on the components of the Operating ROE calculation.

» The threshold value reflects the Compensation Committee's view of the minimum acceptable result deemed worthy of a payout, the determination that the target value aligns with our strategic plan, and the premise that the maximum value signifies exceptional performance. The Compensation Committee concluded that the combination of the two metrics would continue to focus management on improving long-term earnings growth and creating value for shareholders.

» The Company reported Operating ROE[1] of 9.8%, 10.7% and 12.9% for the years 2018, 2019 and 2020, respectively.

  • For the 2018–2020 period, there were no adjustments made to the Operating ROE calculations.

  • For the 2018–2020 grant, the Company's three-year Operating ROE was 11.14%, which generated a payout of 147.37% of the target number of shares.

» The 2018-2020 Operating ROE payout of 147.37% reflects (1) strong 2020 operating earnings resulting from, among other things, the resiliency of our diversified business model during the COVID-19 pandemic and strong variable investment income results and (2) a lower equity balance due to the 2018 long-term care (LTC) reinsurance transaction.

» Three-year relative TSR performance was at the 36.8th percentile relative to TSR Performance Peers, resulting in a payout of 73.6% for the target number of shares.

3-Year Relative TSR Performance (1/1/18 to 12/31/20)	TSR Performance Share Payout (Vesting)
≥ 75th Percentile	200%
50th Percentile	100%
25th Percentile	50%
< 25th Percentile	NO PAYOUT
Actual Results: 36.8%	**Payout as % of Target: 73.60%**

(1) Operating ROE is a non-GAAP financial measure. See "Information Related to Certain Non-GAAP Financial Measures" beginning on page 88 for a reconciliation to the corresponding GAAP measure.

The table below shows actual Operating ROE and relative TSR P-share vesting for NEOs related to the 2018-2020 award.

P-Share Vesting for the 2018–2020 Performance Period				
Named Executive Officer	Measure[1]	P-Shares Granted	P-Shares Opportunity Earned (% of Target)	P-Shares Vested
Gary C. Bhojwani	Operating ROE	34,895	147.37%	51,424
	Relative TSR	34,895	73.60%	25,682
Paul H. McDonough[2]	Operating ROE	—	—	—
	Relative TSR	—	—	—
Bruce K. Baude	Operating ROE	7,185	147.37%	10,588
	Relative TSR	7,185	73.60%	5,288
Eric R. Johnson	Operating ROE	7,185	147.37%	10,588
	Relative TSR	7,185	73.60%	5,288
Matthew J. Zimpfer	Operating ROE	8,210	147.37%	12,099
	Relative TSR	8,210	73.60%	6,042

(1) Operating ROE is a non-GAAP financial measure. See "Information Related to Certain Non-GAAP Financial Measures" beginning on page 88 for a reconciliation to the corresponding GAAP measure.
(2) Mr. McDonough was not employed by the Company at the time of the 2018-2020 P-share grant.

2019–2021 P-Share Performance Metrics and Targets

Continuing the use of Operating ROE in the 2019-2021 P-share grants encourages decisions and rewards performances that contribute to the long-term growth of the Company. The use of relative TSR provides an incentive to CNO executives to deliver shareholder value by outperforming our peers.

The 2019-2021 P-share grant was evenly split between three-year Operating ROE, with a 10.4% target for all NEOs, and relative TSR for our TSR Performance Peers, targeting the 50th percentile for target performance. The 2019-2021 Operating ROE target was set equal to our management plan at 10.4% and was set equal to the prior period (2018-2020), which primarily reflected an expectation for lower net income offset in part by lower average equity from the 2018 LTC reinsurance transaction. The 2019-2021 P-shares require a threshold level performance to receive 50% of the target number of shares, and the upside opportunity for maximum performance is 200% of the target number of shares.

2020–2022 P-Share Performance Metrics and Targets

The 2020-2022 P-share grant was evenly split between one-year Operating ROE and one-year Operating EPS, and both are modified by relative TSR for our TSR Performance Peers, targeting the 50th percentile for target performance. The 2020-2022 Operating ROE target was set equal to our management plan at 10.2%, lower than the target set for the 2019-2021 period. The reduction in target ROE in 2020 as compared to 2019 was driven primarily by an expected decline in net investment income due to continued low interest rates and an expected increase in average shareholders' equity due to the Company's utilization of its NOLs. The Operating EPS target was set to our management plan at $2.02, higher than 2019 as-reported EPS of $1.85 and normalized EPS of $1.80, reflecting our expectation of a lower weighted average share count from share repurchases.

The 2020-2022 P-shares require a threshold level performance to receive 50% of the target number of shares, and the upside opportunity for maximum performance is 200% of the target number of shares.

Total Shareholder Return Performance Peers

Our Comparator Peer Companies are one source used to develop our TSR Performance Peers, but TSR Performance Peers may differ from our Comparator Peer companies due to the use of additional selection criteria not related to organizational size and competition for executive talent. These criteria include stock price correlation, ownership concentration and macro-economic response similarities. The Compensation Committee believes the use of a second peer group that is developed with these variances from the Comparator Peer Companies more accurately measures our relative TSR performance. The Compensation Committee reviews the TSR Performance Peers annually and obtains feedback from its independent executive compensation consultant on their continued appropriateness. For additional information on the selection of the Comparator Peer Companies, see page 48.

Following feedback received from our shareholder outreach program, as well as an extensive analysis of existing and potential peers undertaken in 2019, the Compensation Committee determined that changes to our TSR Performance Peers were appropriate beginning with our 2020 performance period. The TSR Performance Peers are used to determine the value of the modifier of our 2020-2022 P-share grant. Changes included the addition of two companies: Athene Holding Ltd. and AXA Equitable Holdings, Inc.; and the exclusion of eight companies: American Financial Group, Inc., Assurant, Inc., Cincinnati Financial Corporation, The Hanover Insurance Group, Inc., The Hartford Financial Services Group, Inc., Horace Mann Educators Corporation, Kemper Corporation and Reinsurance Group of America, Incorporated.

Below are the TSR Performance Peers that the Compensation Committee referenced for 2020 TSR benchmarking and will use to determine the modifier of our 2020-2022 P-share grant:

2020 TSR Performance Peers	
Aflac, Inc.	MetLife, Inc.
American Equity Investment Life Holding Co.	Primerica, Inc.
Athene Holding Ltd.	Principal Financial Group, Inc.
AXA Equitable Holdings, Inc.	Prudential Financial, Inc.
Brighthouse Financial, Inc.	Unum Group
Globe Life, Inc.	Voya Financial, Inc.
Lincoln National Corporation	

Benefits

Our NEOs are eligible to participate in all of the broad-based, Company-sponsored, benefits programs on the same basis as other full-time employees. These include our health and welfare benefits, such as our medical/dental plans, disability plans and life insurance. We do not offer any form of supplemental executive health or welfare programs, other than our Deferred Compensation Plan. Executives also may participate in our 401(k) Plan. In addition, our Deferred Compensation Plan primarily is intended as a "restoration" plan that provides participants the ability to defer their own compensation above the Internal Revenue Service limits imposed on the 401(k) Plan. P-shares and RSUs granted in 2019 and prior also may be deferred into the Deferred Compensation Plan. We do not make annual contributions to the Deferred Compensation Plan in addition to the amounts contributed by our executives.

Additional Information

Prohibition Against Trading in Derivatives

It is a violation of Company policy for any Board member or senior executive to purchase, sell or engage in any other transaction involving any derivative securities or hedging related to any of our equity securities. This prohibition does not apply, however, to any exercise of our Stock Options pursuant to our Amended and Restated Long Term Incentive Plan or any other benefit plans that we may adopt from time to time, any sale of our stock in connection with any cashless exercise (if otherwise permitted), or payment of withholding tax upon the exercise, of any such Stock Option.

Clawback Rights

Our Amended and Restated Long-Term Incentive Plan, Annual Cash Incentive/P4P Plan and Clawback Policy provide for strong clawback rights related to our incentive compensation.

The Company's Amended and Restated Long-Term Incentive Plan contains a clawback provision applicable to any covered employee in receipt of any long-term equity awards (including P-shares, RSUs and Stock Options). Under this provision, if the Compensation Committee determines the achievement of a performance goal was based on incorrect data, and the performance goal had not actually been achieved or such achievement was overstated, then the Company is permitted to recapture such portion of the award that was granted, vested or paid to a covered employee on the basis of such incorrect data. To effect this provision, we may pursue various means of recovery of awards from one or more executives, including (1) seeking repayment from the executive; (2) offsetting the recovery from an amount that otherwise would be payable to the executive under another benefit plan; (3) withholding of future equity grants, bonus awards, or salary increases; or (4) any combination of these actions.

Our Annual Cash Incentive/P4P Plan also contains recapture rights of any incentive amount paid or vested in the event that the Compensation Committee determines that the achievement of performance goals was based on incorrect data.

In addition to the clawback rights described above, effective January 31, 2020, the Board adopted a Clawback Policy for all current and former executive officers, which provides for the recoupment of certain cash and equity performance-based incentive compensation in the event of (1) an accounting restatement resulting from material noncompliance with financial reporting requirements under applicable law, or (2) other detrimental conduct that has caused or is likely to cause material financial, operational or reputational harm to the Company. The incentive compensation recoverable in the case of an accounting restatement will be, in respect of the three years prior to such restatement, the sum of (a) the Board's determination of the amount of excess incentive compensation received by the covered executive as a result of the error in the financial statements, (b) costs incurred by the Company in connection with the restatement, and (c) any equity–based awards that were either granted or vested during the three– year recoupment period as calculated in a manner deemed appropriate by the Board. In the case of misconduct, the amount will be determined by the Board based on its assessment of the covered executive's involvement, the impact of the conduct on the magnitude of loss to the Company and such other relevant facts and circumstances. The Board has discretion to determine the method for recovering any incentive compensation under the Clawback Policy.

Impact of Tax and Accounting on Compensation Decisions

The Compensation Committee considers the various tax and accounting implications of our compensation vehicles.

When determining the awards of long-term equity incentive grants to executives and employees, the Compensation Committee considers the accounting costs associated with the grants. Under FASB ASC Topic 718, grants of Stock Options, restricted stock, RSUs, and other share-based payments result in an accounting charge that is reflected in our financial statements.

Section 162(m) of the Internal Revenue Code generally prohibits any publicly held corporation from taking a federal income tax deduction for compensation paid in excess of $1 million in any taxable year to certain current and former senior corporate officers. The enactment of the Tax Cuts and Jobs Act of 2017 eliminated the previously commonly-used qualified performance-based compensation exception to Section 162(m) and as a result, compensation paid in 2020 and later years to our NEOs in excess of $1 million will not be deductible under Section 162(m) of the Code even if subject to performance conditions. While the Compensation Committee is mindful of the benefit of the deductibility, the Committee also is of the view that compensation and benefits decisions should be driven primarily by the needs of the business, rather than by tax policy.

Amendment to CEO Agreement

On November 12, 2020, the Company and Gary C. Bhojwani entered into an amendment (the "Amendment") to Mr. Bhojwani's existing employment agreement. In approving the Amendment, the Compensation Committee considered that Mr. Bhojwani's existing employment agreement was set to expire on December 31, 2020 and that it was in the best interests of the Company to continue to have Mr. Bhojwani lead the Company. Pursuant to the Amendment, the term of Mr. Bhojwani's employment agreement was extended through December 31, 2023. The Amendment also updated the existing employment agreement to reflect Mr. Bhojwani's current base salary of $1,030,000 per year. Further, with respect to any termination of Mr. Bhojwani's employment, the Amendment clarifies the relationship between the terms of his employment agreement and of the award agreements of any then-outstanding awards granted pursuant to the Company's Amended and Restated Long-Term Incentive Plan.

Termination and Change in Control Arrangements

Pursuant to the terms of award agreements made in accordance with our equity-based compensation plans, our severance plan and our CEO's employment agreement, NEOs are entitled to payments and benefits upon the occurrence of certain specified events, including termination of employment for various reasons. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had they been triggered as of fiscal year-end, are described in the section entitled "Potential Payments Upon Termination or Change in Control" beginning on page 73. In order to align with market best practices, the payments triggered by a change in control for the CEO and the other NEOs are three times and two times, respectively, their respective annual base salaries plus target bonuses. A "double trigger," constituting both a change in control and termination, is required before such payments are necessary.

The termination of employment entitlements held by NEOs was negotiated and entered into in order to address competitive concerns in the NEO recruitment process. Providing highly qualified and skilled individuals with a fixed amount of compensation offsets the potential risk of departure from a prior employer and/or foregoing other opportunities in order to join our Company. At the time of providing each such entitlement, the Compensation Committee carefully considers both the desirability of hiring the particular individual at the proposed compensation and also the Company's aggregate potential obligations to our NEOs as a group.

Compensation Committee Report

The Human Resources and Compensation Committee has reviewed the Compensation Discussion and Analysis and has discussed it with management. Based on the Compensation Committee's review and discussions with management, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement. This report is provided by the following independent directors, who comprise the Compensation Committee:

Chair Mary R. (Nina) Henderson
Ellyn L. Brown
David B. Foss
Frederick J. Sievert

Summary Compensation Table for 2020

The following Summary Compensation Table for 2020 sets forth compensation paid to (i) our Chief Executive Officer, (ii) our Chief Financial Officer, and (iii) the other three most highly compensated individuals who served as executive officers of CNO as of December 31, 2020 (collectively, our "Named Executive Officers" (the "NEOs")) for services rendered during 2020, 2019 and, where applicable, 2018.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Option Awards	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
Gary C. Bhojwani								
Chief Executive Officer	2020	$1,025,000	$ —	$4,901,181	$ —	$2,231,527	$103,178	$8,260,886
	2019	1,000,000	—	3,356,211	661,099	1,727,442	48,071	6,792,823
	2018	996,528	—	4,666,051	633,319	1,338,333	67,103	7,701,334
Paul H. McDonough								
Chief Financial Officer[4]	2020	615,000	—	980,275	—	836,823	15,349	2,447,447
	2019	441,667	309,799	603,015	116,563	492,787	12,597	1,976,428
Bruce K. Baude								
Chief Operations & Technology Officer . . .	2020	650,833	—	761,068	—	872,558	37,082	2,321,541
	2019	632,167	—	601,348	118,484	679,575	40,466	2,072,040
	2018	615,000	—	566,480	130,395	553,521	31,595	1,896,991
Eric R. Johnson								
Chief Investment Officer	2020	550,000	—	870,623	—	745,242	24,407	2,190,272
	2019	545,833	—	687,309	135,754	600,060	17,937	1,986,893
	2018	520,833	—	566,480	130,395	631,893	17,317	1,866,918
Matthew J. Zimpfer								
General Counsel	2020	597,167	—	870,623	—	812,548	36,222	2,316,560
	2019	577,500	—	687,309	135,754	621,057	30,585	2,052,205
	2018	541,667	—	1,212,107	149,050	470,671	28,257	2,401,752

(1) This column represents the aggregate grant date fair value of RSU and P-share awards, in accordance with ASC 718, excluding the impact of estimated forfeitures related to service-based vesting conditions. For additional information, see Note 11 to the CNO financial statements in the Form 10-K for the year ended December 31, 2020, as filed with the SEC. See the Grants of Plan-Based Awards in 2020 table for information on awards made in 2020. The amounts in this column do not necessarily correspond to the actual value that will be recognized by the NEOs. The amounts in this column for 2020 include the grant date value of P-share awards based on the target amounts for each of the NEOs. Under the terms of those P-share awards, the officers are entitled to receive 200% of the target number of shares if the Company equals or exceeds the maximum performance levels set forth in those awards. If the maximum performance levels are achieved for the P-share awards made in 2020, the aggregate grant date value of the awards shown in this column would be as follows: Mr. Bhojwani, $7,655,889; Mr. McDonough, $1,532,031; Mr. Baude, $1,188,628; Mr. Johnson, $1,359,263; and Mr. Zimpfer $1,359,263.

(2) This column represents the dollar amount of payments made after year end to the NEOs based on performance for the specified year with respect to the targets established under the Company's Annual Cash Incentive/P4P Plan.

(3) For 2020, the amounts reported in this column include amounts paid for: (a) group life insurance premiums; (b) Company contributions to the 401(k) Plan; (c) (i) dividend equivalents payable in cash upon vesting of RSUs (granted since May 2017) to the extent that cash dividends are paid on the common stock underlying the RSUs after the award date and prior to the issuance of shares upon vesting and (ii) dividend equivalents paid upon vesting of P-share awards; and (d) tax reimbursement.

The table below shows the amounts paid in 2020 for group life insurance premiums, 401(k) plan contributions and tax reimbursements for each NEO.

Name	Group Life Insurance Premiums	401(k) Plan Contributions	Dividends	Tax Reimbursement
Gary C. Bhojwani	$ 966	$8,550	$86,347	$7,315
Paul H. McDonough	1,806	8,550	1,885	3,108
Bruce K. Baude	1,806	8,550	20,921	5,805
Eric R. Johnson	2,772	—	21,635	—
Matthew J. Zimpfer	966	8,507	26,750	—

(4) Mr. McDonough became our Chief Financial Officer on April 1, 2019. The amount set forth in the bonus column for Mr. McDonough for 2019 represents an amount paid pursuant to his then-current employment agreement in connection with his hiring and relocation to Chicago, Illinois.

Grants of Plan-Based Awards in 2020

The following table shows certain information concerning grants of plan-based awards in 2020 for the NEOs.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts (in Shares of Common Stock) Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	Grant Date Fair Value of Stock and Option Awards[4]
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Gary C. Bhojwani . . .		$820,328	$1,640,656	$3,281,312					
	2-18-20				67,650	135,300	270,600		$2,754,708
	2-18-20							110,700	2,146,473
Paul H. McDonough. .		307,623	615,246	1,230,492					
	2-18-20				13,550	27,100	54,200		551,756
	2-18-20							22,100	428,519
Bruce K. Baude		325,547	651,093	1,302,186					
	2-18-20				10,500	21,000	42,000		427,560
	2-18-20							17,200	333,508
Eric R. Johnson		275,000	550,000	1,100,00					
	2-18-20				12,000	24,000	48,000		488,640
	2-18-20							19,700	381,983
Matthew J. Zimpfer . .		298,700	597,399	1,194,798					
	2-18-20				12,000	24,000	48,000		488,640
	2-18-20							19,700	381,983

(1) These amounts represent the threshold, target and maximum amounts that would have been payable for 2020 if the corresponding performance-based metrics under the Annual Cash Incentive/P4P Plan had been achieved in such year. The amounts shown have been prorated to reflect any change during the year in the base salary or in the target as a percentage of base salary. The amounts paid for 2020 performance under the Annual Cash Incentive/P4P Plan are listed in the Summary Compensation Table for 2020 beginning on page 65 of this Proxy Statement under the column heading "Non-Equity Incentive Plan Compensation."

(2) These amounts represent the threshold, target and maximum number of shares that the NEOs can receive under the terms of the P-share awards that were awarded to the NEOs during 2020 under the Amended and Restated Long-Term Incentive Plan. See footnote 3 to the Outstanding Equity Awards at 2020 Fiscal Year-End table beginning on page 69 for additional information regarding the 2020 P-share awards.

(3) The amount in this column represents the number of RSUs that were awarded to the Named Executive Officers during 2020 under the Amended and Restated Long-Term Incentive Plan.

(4) The values included in this column represent the grant date fair value of RSU and P-share (at target) awards computed in accordance with ASC 718. A description of the assumptions used in calculating these values may be found in Note 11 to the CNO financial statements in the Form 10-K for the year ended December 31, 2020, as filed with the SEC.

Narrative Supplement to the Summary Compensation Table for 2020 and the Grants of Plan-Based Awards in 2020 Table

Amended Employment Agreement and Executive Agreements

Chief Executive Officer. The Company is a party to an employment agreement with Mr. Bhojwani which governs the terms of his employment as the Company's Chief Executive Officer for a term that is currently scheduled to expire on December 31, 2023 (the "Amended CEO Agreement") unless earlier terminated in accordance with its terms or renewed or extended by mutual agreement. The Amended CEO Agreement subjects Mr. Bhojwani to non-solicitation and non-competition covenants that apply during the term and for one year thereafter. The Amended CEO Agreement provides for an annual base salary of $1,030,000, with increases from time to time based on Mr. Bhojwani's performance, and an annual performance-based bonus with a target of 160% of base salary with respect to any calendar year. The threshold payout for Mr. Bhojwani is 50% of his target payout, and the maximum payout is 200% of his target payout. For a summary of Mr. Bhojwani's entitlements in connection with various types of terminations of his employment during the term, see the "Potential Payments upon Termination or Change in Control" section below.

Other Executive Officers. On August 6, 2019, the Compensation Committee approved and adopted the CNO Executive Severance Pay Plan (as restated effective November 13, 2019 and further amended effective October 1, 2020, the "Severance Plan"). The Severance Plan covers the executive officers of the Company who report to the Company's Chief Executive Officer, including the Chief Financial Officer Paul H. McDonough and other NEOs Bruce K. Baude, Eric R. Johnson and Matthew J. Zimpfer. For a summary of each NEO's (other than our CEO's) entitlements in connection with various terminations of employment, see the "Potential Payments upon Termination or Change in Control" section below. In connection with the adoption of the Severance Plan, the Compensation Committee approved, and each NEO (other than Mr. Bhojwani) entered into, a Confidential Information and Nonsolicitation Agreement (the "Executive Agreement") with the Company, effective August 6, 2019, pursuant to which each NEO (other than Mr. Bhojwani) agreed to be bound by a non-solicitation covenant that applied during the executive's term of employment and for a period of one year thereafter.

Terms of Equity-Based Awards

Vesting Schedule

Awards of RSUs generally vest in three equal annual installments beginning one year after the grant, subject to continued service through the vesting dates. P-share awards generally vest based on performance over one three-year period, after the conclusion of which they will vest only if and to the extent that the financial performance metrics specified in the award agreement have been achieved for such period, subject to continued service through the date on which the Committee determines such achievement. See "Compensation Discussion and Analysis" beginning on page 41 for more information on the P-share awards. Unless otherwise noted, grants to the NEOs have vesting schedules identical to other officers.

Forfeiture and Post-Employment Treatment

Unvested RSUs and P-shares granted in 2020 generally provide that, in the event of termination by the Company for any reason (other than for "cause", as a result of the executive's death or disability or in connection with a change in control), (i) a pro rata portion of the next installment of each RSU will vest in connection with such termination, and (ii) a pro rata portion of the P-shares granted will remain eligible to vest and will be payable to the extent the performance criteria are met at the same time as other holders receive payments under such P-share award. In the event that an executive's employment is terminated by the Company without "cause" or by the executive for "good reason" within six months prior to and in anticipation of or within 24 months after a "change in control" has occurred, then a pro rata portion of the P-shares will vest (based on the number of days from the beginning of the performance period to and including the date of termination) and any RSU awards will vest in full, in each case as of such date of termination.

Awards outstanding under the Company's Amended and Restated Long-Term Incentive Plan will be treated as follows upon termination of employment due to an individual's retirement or disability (except as otherwise provided in the individual award agreement): (i) any unvested RSUs will continue to vest after retirement on the same vesting schedule as if the individual had remained employed by CNO; and (ii) a pro rata portion of any P-shares will vest and will be payable to the extent the performance criteria are met at the same time as other holders receive payments under such P-share award. For the purpose of the Amended and Restated Long-Term Incentive Plan, "retirement" means voluntary termination of employment after achieving either 62 years of age, or 60 years of age with at least 10 years of employment with the Company. Upon an individual's death: (a) RSUs will vest in full; and (b) a pro rata portion of any P-shares will vest (based on the number of days from the beginning of the performance period to and including the date of termination) and be payable to the extent the performance criteria are met at the same time as other holders receive payments under such P-share award.

Dividends

For RSUs, NEOs are entitled to dividend equivalents upon vesting. The payments of cash dividends and dividend equivalents are taxed as compensation income to the holders of the RSUs. Holders of P-share awards are entitled to dividend equivalents on any P-shares that vest. Such dividend equivalents are payable in cash at the time of vesting of the P-shares to the extent that cash dividends were paid on the common stock underlying the P-shares after the award date and prior to the issuance of shares upon vesting.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table sets forth certain information concerning outstanding equity awards held by the NEOs as of December 31, 2020.

Name	Award Date	OPTION AWARDS — Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	STOCK AWARDS — Number of Shares or Units of Stock That Have Not Vested[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4]
Gary C. Bhojwani . . .	5-5-16	90,600	—	$18.43	5-5-26	—	$ —	—	$ —
	2-23-17	44,250	—	21.06	2-23-27	—	—	—	—
	2-21-18[5]	50,075	50,075	23.33	2-21-28	13,820	307,219	—	—
	2-21-18[6]	—	—	—	—	41,055	912,653	—	—
	2-21-18[7]	—	—	—	—	25,682	570,911	—	—
	2-21-18[8]	—	—	—	—	51,424	1,143,156	—	—
	2-19-19[9]	—	164,600	17.48	2-19-29	44,484	988,879	56,150	1,248,215
	2-19-19[10]	—	—	—	—	—	—	112,300	2,496,429
	2-18-20[11]	—	—	—	—	110,700	2,460,861	135,300	3,007,719
	2-18-20[12]	—	—	—	—	—	—	135,300	3,007,719
Paul H. McDonough . .	4-1-19[13]	—	31,800	16.50	4-1-29	8,316	184,865	10,450	232,304
	4-1-19[14]	—	—	—	—	—	—	20,900	464,607
	2-18-20[11]	—	—	—	—	22,100	491,283	27,100	602,433
	2-18-20[12]	—	—	—	—	—	—	27,100	602,433
Bruce K. Baude	2-25-15	51,290	—	16.42	2-25-25	—	—	—	—
	2-23-16	71,400	—	17.38	2-23-26	—	—	—	—
	2-23-17	30,970	—	21.06	2-23-27	—	—	—	—
	2-21-18[5]	10,310	10,310	23.33	2-21-28	2,847	63,289	—	—
	2-21-18[7]	—	—	—	—	5,288	117,552	—	—
	2-21-18[8]	—	—	—	—	10,588	235,371	—	—
	2-19-19[9]	—	29,500	17.48	2-19-29	7,986	177,529	10,050	223,412
	2-19-19[10]	—	—	—	—	—	—	20,100	446,823
	2-18-20[11]	—	—	—	—	17,200	382,356	21,000	466,830
	2-18-20[12]	—	—	—	—	—	—	21,000	466,830

| | | OPTION AWARDS | | | | STOCK AWARDS | | | |
Name	Award Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4]
Eric R. Johnson	3-20-14	43,470	—	$19.15	3-20-21	—	$ —	—	$ —
	2-25-15	51,290	—	16.42	2-25-25	—	—	—	—
	2-23-16	71,400	—	17.38	2-23-26	—	—	—	—
	2-23-17	30,970	—	21.06	2-23-27	—	—	—	—
	2-21-18[5]	10,310	10,310	23.33	2-21-28	2,751	61,155	—	—
	2-21-18[7]	—	—	—	—	5,288	117,552	—	—
	2-21-18[8]	—	—	—	—	10,588	235,371	—	—
	2-19-19[9]	—	33,800	17.48	2-19-29	8,803	195,691	11,500	255,645
	2-19-19[10]	—	—	—	—	—	—	23,000	511,290
	2-18-20[11]	—	—	—	—	19,041	423,281	24,000	533,520
	2-18-20[12]	—	—	—	—	—	—	24,000	533,520
Matthew J. Zimpfer ..	2-25-15	51,290	—	16.42	2-25-25	—	—	—	—
	2-23-16	81,600	—	17.38	2-23-26	—	—	—	—
	2-23-17	30,970	—	21.06	2-23-27	—	—	—	—
	2-21-18[5]	11,785	11,785	23.33	2-21-28	3,253	72,314	—	—
	2-21-18[7]	—	—	—	—	6,042	134,314	—	—
	2-21-18[8]	—	—	—	—	12,099	268,961	—	—
	2-21-18[15]	—	—	—	—	8,210	182,508	—	—
	9-28-18[16]	—	—	—	—	5,864	130,357	—	—
	2-19-19[9]	—	33,800	17.48	2-19-29	9,108	202,471	11,500	255,645
	2-19-19[10]	—	—	—	—	—	—	23,000	511,290
	2-18-20[11]	—	—	—	—	19,700	437,931	24,000	533,520
	2-18-20[12]	—	—	—	—	—	—	24,000	533,520

(1) The amounts in this column reflect (a) RSUs; and (b) the number of shares of CNO common stock to which the NEO will be entitled to receive in respect of P-shares granted in 2018 as a result of the Company's achievement of (i) 147.37% of the applicable Operating ROE targets and (ii) 73.60% of the relative TSR targets, in each case, over the performance period commencing on January 1, 2018 and ending December 31, 2020 and subject to employment by the award recipient through February 16, 2021, the date the Compensation Committee certified performance achievement levels and released such awards.

(2) The dollar amounts in this column equal the number of RSUs or P-shares, as applicable, calculated as described in footnote (1) above, each as multiplied by $22.23 (which was the closing price of CNO common stock on December 31, 2020) (the "Year-End Closing Price").

(3) The amounts in this column represent the number of shares of CNO common stock to which the NEO will be entitled with respect to the P-share awards made in 2019 and 2020 assuming achievement of (i) maximum performance levels for P-share awards based on Operating ROE and Operating EPS and (ii) target performance levels with respect to P-share awards based on relative TSR. Vesting for 50% of the P-share awards granted in 2019 is based on the Company's three-year Operating ROE, with a target of 10.4% for the three-year period, and the remaining 50% is based on relative TSR over the same three-year period, targeting the 50th percentile. Vesting for the P-share awards granted in 2020 is based 50% on one-year Operating ROE, with a target set at 10.2%, and the remaining 50% is based on one-year Operating EPS, with a target set at $2.02, each as adjusted by relative TSR for the 2020-2022 performance period.

(4) The dollar amounts in this column equal the number of P-shares, calculated as described in footnote (3) above, multiplied by the Year-End Closing Price.

(5) Any remaining options vested on February 21, 2021. Any remaining RSUs awarded on this date vest on March 25, 2021.

(6) Any remaining RSUs awarded on this date vest on March 25, 2021.

(7) These are the number of shares of CNO common stock to which the NEO is entitled following release of P-share awards based on achieved relative TSR over the performance period commencing on January 1, 2018, and ending on December 31, 2020, and subject to employment through February 16, 2021. See footnote (1) above for additional information.

(8) These are the number of shares of CNO common stock to which the NEO is entitled following release of P-share awards based on achieved Operating ROE over the performance period commencing on January 1, 2018, and ending on December 31, 2020, and subject to employment through February 16, 2021. See footnote (1) above for additional information.

(9) One-half of these options vested on February 19, 2021, and the balance vests on February 19, 2022. The remaining RSUs awarded on this date vest in two equal installments beginning March 25, 2021. The P-share awards included in the last two columns are based on relative TSR over the performance period commencing on January 1, 2019 and ending on December 31, 2021. See footnote (3) above for additional information.

(10) These are P-share awards based on Operating ROE over the performance period commencing on January 1, 2019, and ending on December 31, 2021. See footnote (3) above for additional information.

(11) The RSUs awarded on this date vest in three equal installments beginning March 25, 2021. The P-share awards included in the last two columns were made in 2020 and are based on one-year Operating EPS, as adjusted by the relative TSR over a three-year period. See footnote (3) above for additional information.

(12) These are P-share awards granted in 2020 based on annual Operating ROE, as adjusted by the relative TSR over a three-year period. See footnote (3) above for additional information.

(13) One-half of these options vest on April 1, 2021, and the balance vests on April 1, 2022. The remaining RSUs awarded on this date vest in two equal installments beginning April 1, 2021. The P-share awards included in the last two columns are based on relative TSR over the performance period commencing on January 1, 2019, and ending on December 31, 2021. See footnote (3) above for additional information.

(14) These are P-share awards based on Operating ROE over the performance period commencing on January 1, 2019 and ending on December 31, 2021. See footnote (3) above for additional information.

(15) These RSUs vest on March 25, 2021.

(16) The remaining RSUs awarded on this date vest on September 28, 2021.

Option Exercises and Stock Vested in 2020

The following table provides information, for the NEOs, concerning (i) Stock Option exercises during 2020 and the value realized upon exercise (before payment of any applicable withholding tax), (ii) the number of shares acquired upon the vesting of RSU awards and (iii) the number of shares to which the NEO is entitled following release of P-share awards based on achieved average operating return on equity over the performance period commencing on January 1, 2017, and ending on December 31, 2019, as certified and released by the Compensation Committee on February 18, 2020, and the value realized upon vesting thereof (in each case before payment of any applicable withholding tax).

	OPTION AWARDS		STOCK AWARDS	
Name	Number of Shares Acquired On Exercise	Value Realized Upon Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Gary C. Bhojwani	—	$ —	109,527	$1,587,474
Paul H. McDonough	—	—	4,284	46,953
Bruce K. Baude	105,330	494,661	29,170	499,406
Eric R. Johnson	65,200	368,380	30,808	526,164
Matthew J. Zimpfer	36,780	85,841	85,841	607,487

Nonqualified Deferred Compensation in 2020

The following table shows certain information concerning nonqualified deferred compensation activity in 2020 for our NEOs.

Name	Executive Contributions in 2020	CNO Contributions in 2020	Aggregate Earnings (Loss) in 2020[1]	Aggregate Withdrawals/ Distributions	Aggregate Balance at 12/31/20[2]
Gary C. Bhojwani	$ —	$ —	$120,570	$ —	$975,533
Paul H. McDonough	—	—	—	—	—
Bruce K. Baude	—	—	—	—	—
Eric R. Johnson	—	—	—	—	—
Matthew J. Zimpfer	48,968	—	73,609	—	688,002

(1) Amounts in this column are not required to be included in the Summary Compensation Table for 2020 beginning on page 65 of this Proxy Statement.

(2) Amounts included in this column reflect the following amounts contributed under the deferred compensation plan by or on behalf of the NEOs, which amounts were in each case included in the Summary Compensation Table for the NEOs for the year(s) to which the compensation relates: Mr. Bhojwani, $750,000; and Mr. Zimpfer, $158,589.

The 2020 Nonqualified Deferred Compensation table presents amounts deferred under our Deferred Compensation Plan. Participants may defer up to 100% of their base salary and annual incentive plan payments, as well as equity awards, under the Deferred Compensation Plan. Deferred amounts (other than equity awards) are credited with earnings or losses based on the return of mutual funds selected by the executive, which the executive may change at any time. We do not make matching contributions to participants' accounts under the Deferred Compensation Plan. Distributions are made in either a lump sum or an annuity as chosen by the executive at the time of deferral.

Potential Payments Upon Termination or Change in Control

The following table describes the value of the compensation and benefits, other than compensation and benefits generally available to salaried employees, that would have been payable to each of our NEOs in the event that such NEOs experienced a termination of employment on December 31, 2020, under each of the scenarios identified below:

Name	Voluntary Resignation Not With Reason or For Cause Termination[1]	Disability[2]	Death[3]	Without Just Cause or With Reason[4]	Involuntary Termination or Resignation With Reason within 6 months before or 2 years after Change In Control[5]
Gary C. Bhojwani[6]	$ —	$7,868,399	$12,938,010	$13,552,198	$22,008,502
Paul H. McDonough[7]	—	867,059	1,943,207	3,890,695	5,084,519
Bruce K. Baude[8]	—	1,111,700	2,134,874	3,875,334	5,407,922
Eric R. Johnson[9]	—	1,220,738	2,300,865	3,571,092	5,051,042
Matthew J. Zimpfer[10]	—	1,271,089	2,696,670	3,804,033	5,721,952

(1) For purposes of this table, "Voluntary Resignation" means a voluntary termination of employment that occurs prior to the NEO becoming retirement-eligible and that is not a resignation "With Reason" for purposes of the Severance Plan (or, for Mr. Bhojwani, his Amended CEO Agreement).

(2) Upon a termination of employment due to a NEO's disability, a pro rata portion (determined based on the number of days from the beginning of the performance period through the date employment is terminated) of any P-share awards will remain eligible to vest as of the end of the performance period without regard to continued employment, subject to achievement of the applicable performance criteria for such performance period. Amounts reflected in this column assume: (a) achievement of applicable Operating ROE targets and TSR targets for the performance period commencing on January 1, 2018, and ending December 31, 2020, as certified and released by the Compensation Committee on February 16, 2021, (b) achievement of target performance levels with respect to awards based on TSR and of maximum performance levels of awards based on Operating ROE for the performance period commencing on January 1, 2019, and ending on December 31, 2021, and (c) achievement of maximum performance levels with respect to awards based on one-year Operating ROE and one-year Operating EPS for the performance period commencing on January 1, 2020 and ending on December 31, 2022, in each case, as multiplied by the closing sales price of CNO common stock on December 31, 2020 ($22.23).

(3) Upon a termination of employment due to a NEO's death, (i) a pro rata portion (determined based on the number of days from the beginning of the performance period through the date employment is terminated) of any P-share awards will remain eligible to vest in the same manner as described in footnote (2), (ii) RSUs subject to service-based vesting conditions only will vest in full and (iii) the decedent NEO's estate will be entitled to receive $400,000 under the Company's group life insurance plan.

(4) In the event that the employment of a NEO (other than Mr. Bhojwani) had terminated on December 31, 2020, either by the Company without "Just Cause" or by such NEO "With Reason" (in each case, as defined in the Severance Plan), such NEO would have been eligible, pursuant to the terms of the Severance Plan, to receive the following payments and benefits:

	Pro Rata Bonus	1.5x Base Salary and Target Bonus
Paul H. McDonough[7]	$836,823	$1,849,869
Bruce K. Baude[8]	872,558	1,957,640
Eric R. Johnson[9]	745,242	1,650,000
Matthew J. Zimpfer[10]	812,548	1,796,099

In addition to the amounts payable under the Severance Plan, a pro rata portion of each award granted to each NEO in 2019 and 2020 would have vested in accordance with the terms of each such award's applicable grant agreement. See footnote (2) above for additional information on the vesting of pro rata portions of the P-shares. Further, each such NEO would be eligible to receive the (a) outplacement services, (b) financial and tax preparation and (c) eighteen months of subsidization of certain welfare benefit coverages (defined as "COBRA Coverages under the Severance Plan"), in each case, as set forth in the table below in footnote (5).

(5) In the event that the employment of a NEO (other than Mr. Bhojwani) had terminated on December 31, 2020, either by the Company for any reason, or by the NEO "With Reason," in either case, within six months in anticipation of or within two years following a "Change in Control" (as defined in the Severance Plan) (a "Change in Control Termination"), such NEO would have been eligible, pursuant to the terms of the Severance Plan, to receive the following payments and benefits:

	Pro Rata Bonus	2x Base Salary and Target Bonus	Outplacement Services	Financial and Tax Preparation	Welfare Benefit Subsidy
Paul H. McDonough[7]	$836,823	$2,466,492	$25,000	$10,000	$20,784
Bruce K. Baude[8]	872,558	2,610,186	25,000	10,000	15,179
Eric R. Johnson[9]	745,242	2,200,000	25,000	10,000	9,384
Matthew J. Zimpfer[10]	812,548	2,394,798	25,000	10,000	22,386

In addition to the amounts payable under the Severance Plan, a pro rata portion of the P-shares held by such NEO would have vested as of such date of termination (based on the number of days from the beginning of the performance period through the date of termination), as described in footnote (2) above, and any RSU and option awards would have vested in full as of such date of termination.

(6) The following table contains the amounts that would have been payable to Mr. Bhojwani had his employment been terminated on December 31, 2020, pursuant to the following termination scenarios in accordance with his Amended CEO Agreement:

	Death or Disability	Without Just Cause or With Reason	Change in Control Termination
Pro Rata Target Bonus	$1,648,000	$ —	$ —
Pro Rata Actual Bonus	—	2,231,527	2,231,527
Multiple of Base Salary and Target Bonus[a]	—	5,356,000	8,034,000
Welfare Benefit Subsidy[b]	—	18,057	36,114
Outplacement Services	—	25,000	25,000
Financial and Tax Preparation	—	10,000	10,000
Company Group Life Insurance[c]	400,000	—	—
Option Acceleration	—	363,228	781,850
Restricted Stock Unit Acceleration[d]	4,669,612	1,042,053	4,669,612
Performance Share Acceleration	6,220,399	4,506,332	6,220,399

(a) Multiple is three (3) if such termination is a Change in Control Termination and two (2) in other qualifying termination scenarios.

(b) Twenty-four (24) months of continued participation in the event of a Change in Control Termination and twelve (12) months in other qualifying termination scenarios.

(c) Not applicable for termination for disability.

(d) RSUs subject to service-based vesting conditions will vest in full upon death but will not result in accelerated vesting upon disability.

The acceleration of awards shown in the table above in this footnote (6) for Mr. Bhojwani reflect vesting terms similar to the other NEOs under the Company's Amended and Restated Long-Term Incentive Plan, as described in more detail in each such applicable award agreement and the narrative description for the other NEOs in the footnotes above.

(7) The amount shown for Mr. McDonough includes the value, as of December 31, 2020, of such accelerated vesting of options ($182,214), RSUs ($676,148) and P-shares ($867,059), in each case, that would accelerate in the event of a Change in Control Termination. In the event of termination by the Company for any reason other than for cause, death or disability (or in connection with a change in control), in addition to the amounts payable under the Severance Plan, the amount for Mr. McDonough also includes the value, as of December 31, 2020, of the prorated accelerated vesting of options ($79,779), RSUs ($201,382) and P-share awards ($867,059) that Mr. McDonough would receive in connection with such termination. See footnotes 2, 3, 4 and 5 for additional information.

(8) The amount shown for Mr. Baude includes the value, as of December 31, 2020, of such accelerated vesting of options ($140,125), RSUs ($623,174) and P-shares ($1,111,700), in each case, that would accelerate in the event of a Change in Control Termination. In the event of termination by the Company for any reason other than for cause, death or disability (or in connection with a change in control), in addition to the amounts payable under the Severance Plan, the amount for Mr. Baude also includes the value, as of December 31, 2020, of the prorated accelerated vesting of options ($65,099), RSUs ($171,082) and P-share awards ($758,777) that Mr. Baude would receive in connection with such termination. See footnotes 2, 3, 4 and 5 for additional information.

(9) The amount shown for Mr. Johnson includes the value, as of December 31, 2020, of such accelerated vesting of options ($160,550), RSUs ($680,127) and P-shares ($1,220,738), in each case, that would accelerate in the event of a Change in Control Termination. In the event of termination by the Company for any reason other than for cause, death or disability (or in connection with a change in control), in addition to the amounts payable under the Severance Plan, the amount for Mr. Johnson also includes the value, as of December 31, 2020, of the prorated accelerated vesting of options ($74,585), RSUs ($189,066) and P-share awards ($867,815) that Mr. Johnson would receive in connection with such termination. See footnotes 2, 3, 4 and 5 for additional information.

(10) The amount shown for Mr. Zimpfer includes the value, as of December 31, 2020, of such accelerated vesting of options ($160,550), RSUs ($1,025,581) and P-shares ($1,271,089), in each case, that would accelerate in the event of a Change in Control Termination. In the event of termination by the Company for any reason other than for cause, death or disability (or in connection with a change in control), in addition to the amounts payable under the Severance Plan, the amount for Mr. Zimpfer also includes the value, as of December 31, 2020, of the prorated accelerated vesting of options ($74,585), RSUs ($195,602) and P-share awards ($867,815) that Mr. Zimpfer would receive in connection with such termination. See footnotes 2, 3, 4 and 5 for additional information.

CEO Pay Ratio

The following is a reasonable estimate, prepared under applicable SEC rules, of the ratio of the annual total compensation of our CEO to the median of the annual total compensation of our other employees. We determined our median employee based on W-2 gross earnings of each of our 3,494 employees as of December 31, 2020. W-2 gross earnings data are readily available, consistently reported for our entire employee population and provide a fair representation of the total compensation an employee receives in a given year. Of the two potential median employees, we selected the employee who is not on a sales incentive plan due to the greater consistency expected in future years in the amount earned by that employee. The 2020 annual total compensation of our median employee was $67,291. As disclosed in the Summary Compensation Table for 2020 beginning on page 65, the 2020 annual total compensation for Mr. Bhojwani was $8,260,886. Based on the information above, our estimate of the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all other employees is 123 to 1.

Proposal 3

Approval of Amended and Restated Section 382 Shareholders Rights Plan

 **The Board of Directors unanimously recommends you vote FOR this proposal.**

Introduction

On November 12, 2020, the Board adopted a Fourth Amended and Restated Section 382 Rights Agreement (the "Fourth Amended Rights Plan"), which became effective on November 13, 2020. The Board had previously declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share, of the Company (the "Common Stock") that was paid to the shareholders of record as of the close of business on January 30, 2009 pursuant to the Company's original Section 382 Rights Agreement, dated as of January 20, 2009 (the "Original Rights Plan"). The Original Rights Plan was amended and restated on December 6, 2011 (the "First Amended Rights Plan") and was approved by shareholders at the 2012 annual meeting. The First Amended Rights Plan was amended and restated on November 13, 2014 (the "Second Amended Rights Plan") and was approved by the shareholders at the 2015 annual meeting. The Second Amended Rights Plan was amended and restated effective November 13, 2017 (the "Third Amended Rights Plan") and was approved by the shareholders at the 2018 annual meeting. The Third Amended Rights Plan expired on November 13, 2020.

The Fourth Amended Rights Plan, among other things:

» Extended the final expiration date of the Third Amended Rights Plan from November 13, 2020 to November 13, 2023;

» Updated the purchase price of the Rights; and

» Provided for a new series of preferred stock relating to the Rights that is substantially identical to the prior series of preferred stock.

The Fourth Amended Rights Plan approval proposal is an opportunity for shareholders to approve the decision by the Board to adopt the Fourth Amended Rights Plan. If the shareholders do not approve the Fourth Amended Rights Plan at the Annual Meeting, the Fourth Amended Rights Plan will expire upon the adjournment of the Annual Meeting.

Purpose of the Fourth Amended Rights Plan

The Fourth Amended Rights Plan is designed to prevent certain transfers of our Common Stock or other securities interests (collectively, "Company 382 Securities") that would be treated as our "stock" for purposes of Section 382 ("Section 382") of the Internal Revenue Code of 1986, as amended (the "Code"), which could adversely affect our ability to utilize tax net operating losses ("NOLs") and certain other tax losses (collectively, "Tax Benefits") to offset our taxable income for U.S. federal income tax purposes. As of December 31, 2020, we had approximately $1.6 billion of federal tax NOLs (which expire in years 2023 through 2035) resulting in deferred tax assets of approximately $0.3 billion. The unexpired balance of our NOLs can be used to offset all of the favorable income generated from our non-life companies and the lesser of (i) 35% of the taxable income from our life insurance companies and (ii) 35% of the total loss of the non-life companies (including the NOLs of the non-life entities). However, as discussed further below, the utilization of Tax Benefits to offset taxable income can be further limited in certain circumstances. Because the amount and timing of our future taxable income cannot be accurately predicted, we cannot predict the amount of Tax Benefits that will ultimately be used to reduce our income tax liability. Although we are unable to quantify an exact value, we believe that the Tax Benefits are very valuable assets and the Board believes it is in the Company's best interests to attempt to prevent the imposition of limitations on their use by adopting the Fourth Amended Rights Plan.

The benefit of the Tax Benefits to the Company could be significantly reduced or eliminated if we experience an "ownership change" within the meaning of Section 382 of the Code (an "Ownership Change"). An Ownership Change can occur through one or more acquisitions of our stock, whether or not occurring pursuant to a single plan, by which shareholders or groups of shareholders, each of whom owns or is deemed to own directly or indirectly at least 5% of our stock, increase their aggregate ownership of our stock by more than 50 percentage points over their lowest aggregate percentage interest within a rolling three-year period. See "—Section 382 Ownership Change Calculations" below for additional detail. If that were to happen, we would only be allowed to use a limited amount of Tax Benefits to offset our taxable income subsequent to an Ownership Change (the "Annual 382 Limitation").

The Annual 382 Limitation is obtained by multiplying (i) the aggregate value of our outstanding equity immediately prior to the Ownership Change (reduced by certain capital contributions made during the immediately preceding two years and certain other items) by (ii) the federal long-term tax-exempt rate (as defined by Section 382 of the Code and regularly published by the Internal Revenue Service (the "IRS")) in effect for the month of the Ownership Change. The Annual 382 Limitation is subject to certain adjustments and limitations. If we were to experience an Ownership Change at our current stock price levels, we believe we would be subject to an annual Tax Benefits limitation which would result in a material amount of NOLs expiring unused, resulting in a significant impairment to the Company's deferred tax assets.

If the Company were to have taxable income in excess of the Annual 382 Limitation following an Ownership Change, it would not be able to utilize Tax Benefits to offset the tax liability on the excess of taxable income over the Annual 382 Limitation. Although any Tax Benefits not used as a result of the Annual 382 Limitation would remain available to offset taxable income in future years (subject to the Annual 382 Limitation) until the expiration of such Tax Benefits, an Ownership Change could (i) significantly defer the utilization of such Tax Benefits, (ii) accelerate payment of tax liabilities and (iii) result in the expiration of certain Tax Benefits prior to their utilization. Because the aggregate value of our outstanding Common Stock and the federal long-term tax-exempt interest rate fluctuate, it is impossible to predict with any accuracy the Annual 382 Limitation which would apply upon an Ownership Change, but such limitation could be material.

Currently, we do not believe that we have experienced an Ownership Change, but calculating whether an Ownership Change has occurred is subject to inherent uncertainty. This uncertainty results from the complexity of the Section 382 provisions, as well as limitations on the knowledge that any publicly traded company can have about the ownership of and transactions in its securities. However, we and our advisors have analyzed the information available, along with various scenarios of possible future changes of ownership. We believe that if no actions were taken it is possible that we would undergo an Ownership Change.

In May 2019, the Company's shareholders approved an amendment to the Company's Amended and Restated Certificate of Incorporation (the "NOL Protective Amendment") that is designed to assist in protecting the NOLs by preventing certain transfers of stock which would otherwise adversely affect our ability to use the Tax Benefits. Despite the NOL Protective Amendment, there still remains a risk that certain changes in relationships among shareholders or other events would cause an Ownership Change. We also cannot assure you that the NOL Protective Amendment is enforceable under all circumstances, particularly against shareholders who did not vote in favor of the NOL Protective Amendment proposal at our 2019 Annual Meeting.

The Fourth Amended Rights Plan is not designed to protect shareholders against the possibility of a hostile takeover. Instead, it is meant to protect shareholder value by attempting to preserve our ability to use the Tax Benefits. Because of the significant value of the Tax Benefits to the Company, the Board believes it is in the best interest of the Company and its shareholders to approve the adoption of the Fourth Amended Rights Plan. Our Board has unanimously approved the Fourth Amended Rights Plan and unanimously recommends that shareholders approve the Fourth Amended Rights Plan at the Annual Meeting.

The description of the Fourth Amended Rights Plan in this Proxy Statement is qualified in its entirety by reference to the text of the Fourth Amended Rights Plan, which is attached hereto as Annex A and is incorporated by reference herein. You are urged to read carefully the Fourth Amended Rights Plan in its entirety as the discussion in this Proxy Statement is only a summary.

Section 382 Ownership Change Calculations

Generally, an Ownership Change can occur through one or more acquisitions by which one or more shareholders, each of whom owns or is deemed to own directly or indirectly 5% or more in value of a corporation's stock, increase their aggregate percentage ownership by more than 50 percentage points over the lowest percentage of stock owned by such shareholders at any time during the preceding rolling three-year period. The amount of the increase in the percentage of stock ownership (measured as a percentage of the value of the company's outstanding shares rather than voting power) of each "5-percent shareholder" (within the meaning of Section 382) is computed separately, and each such increase is then added together with any other such increases to determine whether an Ownership Change has occurred.

For example, if a single investor acquired 50.1% of our stock in a three-year period, an Ownership Change would occur. Similarly, if 10 persons, none of whom owned our stock, each acquired slightly over 5% of our stock within a three-year period (so that such persons owned, in the aggregate, more than 50%), an Ownership Change would occur.

In determining whether an Ownership Change has occurred, the rules of Section 382 are very complex and are beyond the scope of this summary discussion. Some of the factors that must be considered in determining whether an Ownership Change has occurred include the following:

» All holders who each own less than 5% of a company's Company 382 Securities are generally (but not always) treated as a single "5-percent shareholder." Transactions in the public markets among shareholders who are not "5-percent shareholders" are generally (but not always) excluded from the calculation.

» There are several rules regarding the aggregation and segregation of shareholders who otherwise do not qualify as "5-percent shareholders."

» Acquisitions by a person which cause that person to become a "5-percent shareholder" generally result in a five percentage (or more) point change in ownership, regardless of the size of the final purchase(s) that caused the threshold to be exceeded.

» Certain constructive ownership rules, which generally attribute ownership of Company 382 Securities owned by estates, trusts, corporations, partnerships or other entities to the ultimate indirect individual owner thereof, or to related individuals, are applied in determining the level of Company 382 Securities ownership of a particular holder. Special rules can result in the treatment of options (including warrants) or other similar interests as having been exercised if such treatment would result in an Ownership Change.

» The redemption or buyback of shares by an issuer will increase the ownership of any "5-percent shareholders" (including groups of shareholders who are not themselves "5-percent shareholders") and can contribute to an Ownership Change. In addition, it is possible that a redemption or buyback of shares could cause a holder of less than 5% to become a "5-percent shareholder," resulting in a five percentage (or more) point change in ownership.

Shareholders are advised to carefully monitor their ownership of our Company 382 Securities and consult with their own legal advisors to determine whether their ownership of our Company 382 Securities approaches the proscribed level.

Description of the Fourth Amended Rights Plan

The Fourth Amended Rights Plan is intended to act as a deterrent to any person or group acquiring 4.99% or more of our outstanding Common Stock or any other class of Company 382 Securities then outstanding (an "Acquiring Person") without the approval of our Board of Directors. Shareholders who owned 4.99% or more of the Company's outstanding Common Stock as of the close of business on November 13, 2020 will not trigger the Fourth Amended Rights Plan so long as they do not (i) acquire additional shares of Common Stock or other interests in Company 382 Securities representing more than 1% of the Company 382 Securities then outstanding or (ii) fall under 4.99% ownership of the shares of Common Stock or any other class of Company 382 Securities and then re-acquire 4.99% or more of the Common Stock or any other class of Company 382 Securities. Any Rights held by a person who is or becomes an Acquiring Person are void and may not be exercised or transferred. The Board of Directors may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Fourth Amended Rights Plan.

The Rights. Subject to the terms, provisions and conditions of the Fourth Amended Rights Plan, if the Rights become exercisable, each Right would initially represent the right to purchase from us one one-thousandth of a share of our Series E Junior Participating Preferred Stock, par value $0.01 per share (the "Series E Preferred Stock") for a purchase price of $95.00 (the "Purchase Price"). If issued, each fractional share of Series E Preferred Stock would give the shareholder approximately the same dividend, voting and liquidation rights as does one share of Common Stock. However, prior to exercise or exchange as provided in the Fourth Amended Rights Plan, a Right does not give its holder any rights as a shareholder, including without limitation any dividend, voting or liquidation rights.

Exercisability. The Rights will not be exercisable until the earlier of (i) 10 business days after the first date of a public announcement that a person or group (other than an Exempted Person within the meaning of the Fourth Amended Rights Plan) has become an Acquiring Person and (ii) 10 business days (or such later date as may be determined by the Board by action prior to such person or group becoming an Acquiring Person) after the date of commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer, the consummation of which would result in any person (other than an Exempted Person) becoming an Acquiring Person. We refer to the date that the Rights become exercisable as the "Distribution Date." Until the Distribution Date, Common Stock certificates will evidence the Rights and may contain a notation to that effect. Any transfer of shares of Common Stock prior to the Distribution Date will constitute a transfer of the associated Rights. After the Distribution Date, the Rights may be transferred other than in connection with the transfer of the underlying shares of Common Stock.

After the Distribution Date, each holder of a Right, other than Rights beneficially owned by any Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Common Stock and/or other securities or property having a market value of two times the Purchase Price.

Exchange. After the Distribution Date, subject to certain limitations, the Board may exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock or a fractional share of Series E Preferred Stock (or of a share of a similar class or series of our preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

Expiration. The Rights and the Fourth Amended Rights Plan will expire on the earliest of (i) the close of business on November 13, 2023, (ii) the close of business on November 12, 2021 if shareholder approval of the Fourth Amended Rights Plan has not been received by or on such date, (iii) the adjournment of the 2021 Annual Meeting if shareholder approval of the Fourth Amended Rights Plan has not been received prior to such time, (iv) the repeal of Section 382 or any successor statute if the Board determines that the Fourth Amended Rights Plan is no longer necessary for the preservation of Tax Benefits or (v) the beginning of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward.

Redemption. At any time prior to the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment to reflect stock splits, stock dividends or similar transactions (the "Redemption Price") payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board may determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Anti-Dilution Provisions. The Purchase Price payable, and the number of shares of Series E Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification. Subject to certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Amendments. Before the Distribution Date, the Company may, except with respect to the Redemption Price, amend or supplement the Fourth Amended Rights Plan without the consent of the holders of the Rights. After the Distribution Date, the Company may amend, except with respect to the Redemption Price, the Fourth Amended Rights Plan in any manner that does not adversely affect the interests of holders of the Rights.

Certain Considerations Relating to the Fourth Amended Rights Plan

Our Board believes that attempting to protect the Tax Benefits described above is in the best interests of the Company and our shareholders. Nonetheless, we cannot eliminate the possibility that an Ownership Change will occur even if the Fourth Amended Rights Plan is approved. You should consider the factors below when making your decision.

Continued Risk of Ownership Change. We cannot assure you that the Fourth Amended Rights Plan will be effective in deterring all acquisitions that could result in an Ownership Change. In particular, it will not protect against an Ownership Change resulting from purchasers of shares who become "5-percent shareholders" notwithstanding the Fourth Amended Rights Plan, either because the purchaser is unaware of the Fourth Amended Rights Plan or makes a conscious decision to discount the potential consequences under the Fourth Amended Rights Plan.

Potential IRS Challenge to the Tax Benefits. The amount of the Tax Benefits has not been audited or otherwise validated by the IRS. The IRS could challenge the amount of the Tax Benefits, which could result in an increase in our liability in the future for income taxes. As discussed above, determining whether an Ownership Change has occurred is subject to uncertainty, both because of the complexity of the Section 382 provisions and because of limitations on the knowledge that any publicly traded company can have about the ownership of, and transactions in, its securities on a timely basis. Therefore, we cannot assure you that the IRS or other taxing authority will not claim that we experienced an Ownership Change and attempt to reduce or eliminate our utilization of Tax Benefits even if the Fourth Amended Rights Plan is in place.

Potential Effects on Liquidity. The Fourth Amended Rights Plan is intended to deter persons or groups of persons from acquiring beneficial ownership of shares of our Common Stock in excess of the specified limitations. A shareholder's ability to dispose of our Common Stock may be limited if the Fourth Amended Rights Plan reduces the number of persons willing to acquire our Common Stock or the amount they are willing to acquire.

Potential Impact on Value. It is possible that the Fourth Amended Rights Plan could deter certain buyers, including persons who wish to acquire more than 4.99% of our Common Stock, and that this could result in diminished demand for and, therefore, potentially decrease the value of our Common Stock. We believe, however, the value protected as a result of the preservation of the Tax Benefits would outweigh any such potential decrease in the value of our Common Stock.

Potential Anti-Takeover Effect. The Fourth Amended Rights Plan is designed to preserve the long-term value of our accumulated Tax Benefits and is not intended to prevent a takeover of the Company. However, it could be deemed to have an "anti-takeover" effect because, among other things, it restricts the ability of a person, entity or group to accumulate our Common Stock above the applicable thresholds, without the approval of our Board. The Fourth Amended Rights Plan approval proposal is not part of a plan by us to adopt a series of anti-takeover measures, and we are not presently aware of any potential takeover transaction.

Required Vote

Approval of this proposal will require the affirmative vote of the holders of a majority in voting power of the shares of Common Stock that are present, or represented by proxy, and entitled to vote on the proposal at the Annual Meeting. Abstentions will have the effect of a vote "against" this proposal. Broker non-votes will have no effect on the outcome of the vote with respect to this proposal because the shares subject to the broker non-vote will not be entitled to vote on this matter.

Proposal 4

Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2021

 **The Board of Directors unanimously recommends you vote FOR this proposal.**

PricewaterhouseCoopers LLP ("PwC") served as our independent registered public accounting firm for 2020 and has been selected to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2021. Representatives of the Company's independent registered public accounting firm are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they so desire, and will be available to respond to appropriate questions from the shareholders.

Evaluation of the Independent Registered Public Accounting Firm

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm ("independent auditor") retained to provide an audit opinion on the Company's financial statements and internal control over financial reporting. Annually, the Audit Committee meets in executive session, without the independent auditors present, to evaluate the performance of the Company's independent auditor, including the senior members of the audit engagement team, and determines whether to reengage PwC or to consider other audit firms. In doing so, the Audit Committee considers several factors, including the following:

» The appropriateness of the proposed audit fee in comparison to the fees reported by the CNO peer group;

» The experience and professional qualifications of the firm and the lead audit partner assigned to CNO, including both industry experience and technical expertise in accounting, auditing and tax;

» The quality and candor of the firm's communications with the Audit Committee and the Company during the prior audit;

» The firm's quality control procedures;

» Evidence supporting the firm's independence, objectivity, and professional skepticism and information publicly available in the Public Company Accounting Oversight Board ("PCAOB") inspection reports;

» The quality and efficiency of the services provided by the firm during prior audits;

» The firm's capability, technical expertise, and knowledge of the Company and its operations, proces ses, personnel, industry, accounting systems and risk profile;

» If reappointment is considered, the length of time the firm has been engaged as the Company's independent auditor;

» Use of technology and data analytics in the firm's audit process; and

» Other potential accounting firms with comparable professional qualifications.

In accordance with SEC rules and PwC's policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide service to the Company. For the lead audit partner, the maximum number of consecutive years of service in that capacity is five years. In conjunction with the mandated rotation of the independent auditor's lead audit partner, the Audit Committee and its Chair were directly involved in the selection of the independent auditor's current lead audit partner, who assumed this role in 2020 after meeting with the Audit Committee and management during which his qualifications were discussed. As part of the lead audit partner selection process, the Audit Committee considered candidates who meet professional, industry, personal and other criteria consistent with the factors specified above.

The Audit Committee meets regularly with the independent auditor, including attendance by the independent auditor at all regularly scheduled Audit Committee meetings and separate executive sessions at least four meetings per year. The Audit Committee uses these interactions, as well as the factors noted above, to assess the performance of the independent auditor.

CNO undertakes an annual benchmarking of audit fees paid by our peers in the insurance industry. This data provides a reference point to the Audit Committee to judge the appropriateness of the audit fee. Additionally, the Audit Committee evaluates the scope of the audit, the complexity of the CNO environment, any history of prior issues and adjustments and the overall audit plan presented by the independent auditor in arriving at an appropriate fee.

After giving due attention to the factors and considerations mentioned herein, the Audit Committee has appointed PwC as the Company's independent auditor for the fiscal year ending December 31, 2021. PwC's background knowledge of the Company and its subsidiaries, combined with its industry expertise, has enabled it to carry out its audits of the Company's financial statements and the effectiveness of the Company's internal controls over financial reporting with effectiveness and efficiency.

Fees Paid to PricewaterhouseCoopers LLP

Aggregate fees (including out-of-pocket expenses) billed to the Company for the years ended December 31, 2020 and 2019, by PwC were as follows (dollars in millions):

	Year Ended December 31,	
	2020	2019
Audit fees[1]	$4.8	$5.2
Audit-related fees[2]	—	—
Tax fees[3]	—	—
All other fees[4]	—	—
Total	$4.8	$5.2

(1) Audit fees were for professional services rendered for the audits of CNO's consolidated financial statements, statutory and subsidiary audits, and assistance with review of documents filed with the SEC.
(2) Audit-related fees primarily include services provided for other assurance-related services.
(3) Fees include services provided for tax compliance, tax advice and tax planning.
(4) All other fees for products and services.

Pre-Approval Policy and Independence

The Audit Committee has adopted an auditor independence policy that, among other things, mandates pre-approval by the Audit Committee of all audit and permissible non-audit services performed by our independent registered public accounting firm and the related fees, and that the Audit Committee be provided each quarter with a summary of the services provided by and fees paid to, PwC. These services may include work associated with the following:

» Internal control reviews and assistance with internal control reporting requirements;

» Tax compliance, tax planning and related tax services; and

» Due diligence work for potential transactions.

Each proposed service is evaluated by the Audit Committee to ensure that it would not impair the independence of PwC under SEC and other applicable rules. In 2019 and 2020, all new engagements of PwC were pre-approved by the Audit Committee for all audit, audit-related, tax and other services.

Report of the Audit and Enterprise Risk Committee

The Audit Committee provides assistance to the Board in fulfilling its responsibilities for oversight of the integrity of the financial statements, public disclosures and financial reporting practices of the Company, including the systems of internal controls. The Audit Committee has sole authority to appoint or replace the Company's independent registered public accounting firm. The independent registered public accounting firm reports directly to the Audit Committee.

In overseeing the preparation of the Company's audited financial statements for the year ended December 31, 2020, the Audit Committee reviewed and discussed the audited financial statements with the Company's management and with PwC, the Company's independent registered public accounting firm. The Audit Committee also discussed with PwC the matters required to be discussed under Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301.

The Audit Committee has received from PwC and reviewed the written disclosures and the letter required by applicable PCAOB requirements regarding PwC's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with PwC its independence from the Company. In addition, the Audit Committee has reviewed and discussed PwC's most recent PCAOB inspection report of the firm's internal quality controls.

Based on the reviews and discussions referenced above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020 for filing with the Securities and Exchange Commission.

Submitted by the Audit and Enterprise Risk Committee:

Robert C. Greving, Chair
Stephen N. David
Charles J. Jacklin
Steven E. Shebik

Required Vote

Approval of the ratification of the appointment of PwC as our independent registered public accounting firm for the fiscal year ending December 31, 2021 requires the affirmative vote of the majority of shares of common stock present in person, or represented by proxy, and entitled to vote on the proposal at the Annual Meeting. Abstentions will have the effect of a vote "against" this proposal.

Stock Ownership Information

Securities Ownership

The following table sets forth certain information concerning the beneficial ownership of our common stock as of March 9, 2021 (except as otherwise noted) by each person known to us to beneficially own more than 5% of the outstanding shares of our common stock, each of our directors and nominees, each of our Named Executive Officers and all of our directors, nominees and executive officers as a group. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 9, 2021 and RSUs that are scheduled to vest within 60 days of March 9, 2021 are deemed to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purpose of computing the percentage ownership of that person or group of persons but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Shares Beneficially Owned	
	Number[1]	Percentage
BlackRock, Inc.[2]	15,572,529	11.2%
The Vanguard Group[3]	14,438,023	10.4%
Dimensional Fund Advisors LP[4]	10,388,688	7.5%
Pzena Investment Management, LLC[5]	7,273,559	5.2%
Gary C. Bhojwani[6]	708,577	*
Ellyn L. Brown	79,768	*
Stephen N. David	13,000	*
David B. Foss	16,400	*
Robert C. Greving	75,801	*
Mary R. (Nina) Henderson	23,963	*
Charles J. Jacklin	36,394	*
Daniel R. Maurer	24,624	*
Chetlur S. Ragavan	—	—
Steven E. Shebik	7,431	*
Frederick J. Sievert	43,079	*
Bruce K. Baude[7]	239,456	*
Eric R. Johnson[8]	662,438	*
Paul H. McDonough[9]	42,452	*
Matthew J. Zimpfer[10]	301,879	*
All directors, nominees and executive officers as a group – 22 persons[11]	2,742,431	2.0%

* Represents less than 1% of the outstanding shares of our common stock as of March 9, 2021.

(1) Does not include an aggregate of 149,274 deferred stock units held by certain directors, as described below under "— Director Deferred Stock Units."

(2) Based solely on Amendment No. 8 to Schedule 13G filed with the SEC on February 8, 2021 by BlackRock, Inc. The Amendment No. 8 to Schedule 13G reports sole power to vote or direct the vote of 15,311,443 shares and sole power to dispose or direct the disposition of 15,572,529 shares. The business address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(3) Based solely on Amendment No. 10 to Schedule 13G filed with the SEC on February 10, 2021 by The Vanguard Group. The Amendment No. 10 to Schedule 13G reports shared power to vote or direct the vote of 153,244 shares, sole power to dispose or direct the disposition of 14,168,086 shares, and shared power to dispose or direct the disposition of 269,937 shares. The business address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(4) Based solely on Amendment No. 9 to Schedule 13G filed with the SEC on February 12, 2021 by Dimensional Fund Advisors LP. The Amendment No. 9 to Schedule 13G reports sole power to vote or direct the vote of 10,316,911 shares and sole power to dispose or direct the disposition of 10,388,688 shares. The business address for Dimensional Fund Advisors LP is Building One, 6300 Bee Cave Road, Austin, TX 78746.

(5) Based solely on Schedule 13G filed with the SEC on February 2, 2021 by Pzena Investment Management, LLC. The Schedule 13G reports sole voting power of 6,432,667 shares and sole dispositive power of 7,273,559 shares. The business address for Dimensional Fund Advisors LP is Building One, 6300 Bee Cave Road, Austin, TX 78746.

(6) Includes options, exercisable currently or within 60 days of March 9, 2021, to purchase 317,300 shares of common stock and includes 114,755 RSUs scheduled to vest within 60 days of March 9, 2021. Amount also includes 191,017 shares of common stock held in a revocable trust and 36,052 shares of common stock held in irrevocable family trusts.

(7) Includes options, exercisable currently or within 60 days of March 9, 2021, to purchase 137,740 shares of common stock and includes 12,688 RSUs scheduled to vest within 60 days of March 9, 2021.

(8) Includes options, exercisable currently or within 60 days of March 9, 2021, to purchase 191,180 shares of common stock and includes 13,626 RSUs scheduled to vest within 60 days of March 9, 2021.
(9) Includes options, exercisable currently or within 60 days of March 9, 2021, to purchase 15,900 shares of common stock and includes 11,672 RSUs scheduled to vest within 60 days of March 9, 2021.
(10) Includes options, exercisable currently or within 60 days of March 9, 2021, to purchase 153,040 shares of common stock and includes 22,715 RSUs scheduled to vest within 60 days of March 9, 2021.
(11) Includes options, exercisable currently or within 60 days of March 9, 2021, to purchase an aggregate of 1,067,440 shares of common stock held by executive officers and includes an aggregate of 219,639 RSUs scheduled to vest within 60 days of March 9, 2021.

Director Deferred Stock Units

Under the CNO Board of Directors Deferred Compensation Plan, the non-employee directors may elect each year to defer some or all of their compensation, including the equity portion of the annual director fees. Any equity that is so deferred is represented by vested deferred stock units, on which dividend equivalents are paid during the deferral period. The deferred stock units are not entitled to vote. At the end of the deferral period selected by the director, one share of common stock will be issued for each deferred stock unit. As of March 9, 2021, the non-employee directors held deferred stock units as set forth below (these units are in addition to the share ownership set forth above):

Name	2020 Number of Deferred Stock Units	Total Deferred Stock Units
Stephen N. David	10,450	32,926
Mary R. (Nina) Henderson	10,450	32,926
Daniel R. Maurer	17,417	50,496
Frederick J. Sievert	10,450	32,926

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires CNO's directors and executive officers, and each person who is the beneficial owner of more than 10 percent of any class of CNO's outstanding equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of CNO. Specific due dates for these reports have been established by the SEC, and CNO is required to disclose any failure by such persons to file such reports for fiscal year 2020 by the prescribed dates. Officers, directors and greater than 10 percent beneficial owners are required to furnish CNO with copies of all reports filed with the SEC pursuant to Section 16(a). To CNO's knowledge, based solely on the review of the copies of the reports furnished to CNO and written representations that no other reports were required, all filings required pursuant to Section 16(a) of the Securities Exchange Act of 1934 applicable to CNO's officers, directors and greater than 10 percent beneficial owners were timely made by each such person during the year ended December 31, 2020.

Other Information

Shareholder Proposals for 2022 Annual Meeting

Any proper proposal which a shareholder wishes to have included in the Board's proxy statement and form of proxy for the 2022 annual meeting of shareholders pursuant to SEC Rule 14a-8 must be received by CNO by November 26, 2021. Such proposals must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the proxy statement for the 2022 annual meeting of shareholders.

The Board has implemented a proxy access provision in the Company's Bylaws, which permits a shareholder or group of up to 20 shareholders owning 3% or more of the Company's common stock continuously for at least three years to nominate for election to the Board, and include in the Company's proxy materials for its annual meeting of shareholders, nominees constituting up to the greater of 20% of the number of directors then serving on the Board (rounding down to the closest whole number) or two individuals, subject to certain limitations and provided that such nominating shareholder(s) and nominee(s) satisfy the informational and other applicable requirements specified in the Bylaws. Pursuant to our proxy access Bylaw, notice must be received by the Secretary of the Company not less than 120 days nor more than 150 days prior to the first anniversary of the date on which the Company's definitive proxy statement was released to shareholders in connection with the prior year's annual meeting. Accordingly, to be timely for inclusion in the proxy materials for the Company's 2022 annual meeting of shareholders, the Secretary must receive a shareholder's notice to nominate a director using the Company's proxy materials between October 27, 2021 and November 26, 2021, inclusive.

In addition, the Company's Bylaws establish advance notice procedures with regard to certain matters, including shareholder nominations for directors, to be brought before a meeting of shareholders at which directors are to be elected. In the case of an annual meeting, notice must be received by the Secretary of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. In the case of a special meeting of shareholders at which directors are to be elected, notice of a shareholder nomination must be received by the Secretary of the Company no later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made. A nomination will not be considered if it does not comply with these notice procedures and the additional requirements set forth in our Bylaws.

Any shareholder who wishes to submit a proposal to be acted upon at the 2022 annual meeting of shareholders or who wishes to nominate a candidate for election as director should obtain a copy of these Bylaw provisions and may do so by written request addressed to the Secretary of CNO Financial Group, Inc. at 11825 North Pennsylvania Street, Carmel, Indiana 46032. Please note that these Bylaw requirements are separate from the SEC's requirements to have a shareholder nomination or other proposal included in our proxy statement.

Annual Report

Access to CNO's Annual Report for 2020 (which includes its annual report on Form 10-K as filed with the SEC) is being provided with this Proxy Statement to all holders of common stock as of March 9, 2021. The Annual Report is not part of the proxy solicitation material. If you wish to receive an additional copy of the Annual Report for 2020, the Form 10-K, this Proxy Statement or the Notice without charge, please contact CNO Financial Group, Inc. Investor Relations, 11825 North Pennsylvania Street, Carmel, Indiana 46032; or by telephone (317) 817-2893 or email ir@CNOinc.com.

Householding of Proxy Materials

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, which is commonly referred to as "householding," provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if you are receiving duplicate copies of these materials and wish to have householding apply, please notify your broker. You may also call (800) 542-1061 or write to: Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s). You can also request prompt delivery of a copy of the Proxy Statement and Annual Report by contacting CNO Financial Group, Inc. Investor Relations, 11825 North Pennsylvania Street, Carmel, Indiana 46032, (317) 817-2893 or email ir@CNOinc.com

Information Related to Certain Non-GAAP Financial Measures

Net operating income is defined as net income before: (i) net realized investment gains or losses from sales, impairments and change in allowance for credit losses, net of related amortization and taxes; (ii) net change in market value of investments recognized in earnings, net of taxes; (iii) fair value changes due to fluctuations in the interest rates used to discount embedded derivative liabilities related to our fixed index annuities, net of related amortization and taxes; (iv) fair value changes related to the agent deferred compensation plan, net of taxes; (v) loss on extinguishment of debt, net of taxes; (vi) changes in the valuation allowance for deferred tax assets and other tax items; and (vii) other non-operating items consisting primarily of earnings attributable to variable interest entities, net of taxes. Management uses this measure to evaluate performance because the items excluded from net operating income can be affected by events that are unrelated to the Company's underlying fundamentals. A reconciliation from net operating income (and related per share amounts) to net income is as follows (dollars in millions, except per share amounts):

	Year ended December 31,	
	2020	2019
Insurance product margin:		
Annuity margin	$ 296.7	$ 230.1
Health margin	459.8	362.9
Life margin	165.0	196.1
Total insurance product margin	921.5	789.1
Allocated expenses	(557.7)	(543.0)
Income from insurance products	363.8	246.1
Fee income	16.7	23.5
Investment income not allocated to product lines	167.1	152.1
Expenses not allocated to product lines	(83.8)	(53.4)
Operating earnings before taxes	463.8	368.3
Income tax expense on operating income	(101.5)	(78.3)
Net operating income	362.3	290.0
Non-operating items:		
Net realized investment gains (losses) from sales, impairments and change in allowance for credit losses (net of related amortization)	(31.1)	2.1
Net change in market value of investments recognized in earnings	(2.7)	25.5
Fair value changes in embedded derivative liabilities (net of related amortization)	(79.1)	(81.4)
Fair value changes related to agent deferred compensation plan	(16.3)	(20.4)
Loss on extinguishment of debt	—	(7.3)
Other	9.7	(12.6)
Non-operating loss before taxes	(119.5)	(94.1)
Income tax benefit:		
On non-operating loss	(25.0)	(19.8)
Valuation allowance for deferred tax assets and other tax items	(34.0)	(193.7)
Net non-operating income (loss)	(60.5)	119.4
Net income	$ 301.8	$ 409.4

	Year ended December 31,	
	2020	**2019**
Per diluted share:		
Net operating income	$2.53	$1.85
Net realized investment gains (losses) from sales, impairments and change in allowance for credit losses (net of related amortization and taxes)	(.17)	.01
Net change in market value of investments recognized in earnings (net of taxes)	(.02)	.13
Fair value changes in embedded derivative liabilities (net of related amortization and taxes)	(.44)	(.41)
Fair value changes related to agent deferred compensation plan (net of taxes)	(.09)	(.10)
Loss on extinguishment of debt (net of taxes)	—	(.04)
Valuation allowance for deferred tax assets and other tax items	.24	1.23
Other	.06	(.06)
Net income	$2.11	$2.61

Expenses not allocated to product lines were higher in 2020, due to a $23.5 million increase (recognized in the second quarter of 2020) in our liability for claims and interest pursuant to the Global Resolution Agreement as the third-party auditor has provided information that we have processed and verified allowing us to more accurately estimate the ultimate liability pursuant to the agreement. In addition, expenses not allocated to product lines in 2020 included a $3.7 million charge related to asset impairments. Expenses not allocated to product lines in 2019 included a $20 million expense reduction related to the net favorable impact from legal and regulatory matters.

The following summarizes total allocated and unallocated expenses adjusted for the significant items summarized above (dollars in millions):

	2020	**2019**
Expenses allocated to product lines	$557.7	$543.0
Expenses not allocated to product lines	83.8	53.4
Total	641.5	596.4
Increase to liability for the Global Resolution Agreement	(23.5)	—
Charge related to asset impairments	(3.7)	—
Net favorable impact from legal and regulatory matters	—	20.0
Adjusted total	$614.3	$616.4

Management also believes that operating return on equity, excluding accumulated other comprehensive income and net operating loss carryforwards, enhances the understanding of our operating results.

This non-GAAP financial measure also differs from return on equity because accumulated other comprehensive income (loss) has been excluded from the value of equity used to determine this ratio. Management believes this non-GAAP financial measure is useful because it removes the volatility that arises from changes in accumulated other comprehensive income (loss). Such volatility is often caused by changes in the estimated fair value of our investment portfolio resulting from changes in general market interest rates rather than the business decisions made by management.

In addition, our equity includes the value of significant net operating loss carryforwards (included in income tax assets). In accordance with GAAP, these assets are not discounted, and accordingly will not provide a return to shareholders (until after it is realized as a reduction to taxes that would otherwise be paid). Management believes that excluding this value from the equity component of this measure enhances the understanding of the effect these non-discounted assets have on operating returns and the comparability of these measures from period to period. Operating return measures are used in measuring the performance of our business units and are used as a basis for incentive compensation.

The calculations of: (i) operating return on equity, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure); (ii) operating return, excluding significant items, on equity, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure); and (iii) return on equity are as follows (dollars in millions):

	Year ended December 31,		
	2020	**2019**	**2018**
Net operating income	$ 362.3	$ 290.0	$ 303.1
Net Income (loss)	$ 301.8	$ 409.4	$ (315.0)
Average common equity, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure)	$2,812.4	$2,703.9	$3,086.7
Average common shareholders' equity	$4,665.4	$4,166.8	$4,200.3
Operating return on equity, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure)	12.9%	10.7%	9.8%
Return on equity	6.5%	9.8%	(7.5)%

A reconciliation of consolidated capital, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure) to common shareholders' equity, is as follows (dollars in millions):

	1Q17	**2Q17**	**3Q17**	**4Q17**
Consolidated capital, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure)				$3,225.6
Net operating loss carryforwards				409.8
Accumulated other comprehensive income				1,212.1
Common shareholders' equity				$4,847.5

	1Q18	**2Q18**	**3Q18**	**4Q18**
Consolidated capital, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure)	$3,318.7	$3,366.0	$2,705.8	$2,687.3
Net operating loss carryforwards	404.2	388.7	510.6	505.9
Accumulated other comprehensive income	894.3	700.2	403.5	177.7
Common shareholders' equity	$4,617.2	$4,454.9	$3,619.9	$3,370.9

	1Q19	**2Q19**	**3Q19**	**4Q19**
Consolidated capital, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure)	$2,703.4	$2,702.9	$2,685.0	$2,761.9
Net operating loss carryforwards	479.6	451.1	425.4	542.6
Accumulated other comprehensive income	654.9	1,098.2	1,442.9	1,372.5
Common shareholders' equity	$3,837.9	$4,252.2	$4,553.3	$4,677.0

	1Q20	**2Q20**	**3Q20**	**4Q20**
Consolidated capital, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure)	$2,701.2	$2,784.2	$2,905.1	$2,956.2
Net operating loss carryforwards	469.4	426.8	377.2	341.9
Accumulated other comprehensive income	595.2	1,520.2	1,801.6	2,186.1
Common shareholders' equity	$3,765.8	$4,731.2	$5,083.9	$5,484.2

A reconciliation of consolidated capital, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure) to common shareholders' equity, is as follows (dollars in millions):

	Trailing four quarter average		
	4Q20	4Q19	4Q18
Consolidated capital, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure) .	$2,812.4	$2,703.9	$3,086.7
Net operating loss carryforwards	428.9	470.1	440.4
Accumulated other comprehensive income	1,424.1	992.8	673.2
Common shareholders' equity	$4,665.4	$4,166.8	$4,200.3

Book value per diluted share reflects the potential dilution that could occur if outstanding stock options were exercised; and restricted stock and performance units were vested. The dilution from options, restricted shares and performance units is calculated using the treasury stock method. Under this method, we assume the proceeds from the exercise of the options (or the unrecognized compensation expense with respect to restricted stock and performance units) will be used to purchase shares of our common stock at the closing market price on the last day of the period. In addition, the calculation of this non-GAAP measure differs from the corresponding GAAP measure because accumulated other comprehensive income (loss) has been excluded from the value of capital used to determine this measure. Management believes this non-GAAP measure is useful because it removes the volatility that arises from changes in the unrealized appreciation (depreciation) of our investments.

A reconciliation from book value per share to book value per diluted share, excluding accumulated other comprehensive income (loss) is as follows (dollars in millions, except share and per share amounts):

	December 31,	
	2020	2019
Total shareholders' equity	$ 5,484.2	$ 4,677.0
Shares outstanding at period end	135,279,119	148,084,178
Book value per share	$ 40.54	$ 31.58
Total shareholders' equity	$ 5,484.2	$ 4,677.0
Less accumulated other comprehensive income	(2,186.1)	(1,372.5)
Adjusted shareholders' equity excluding accumulated other comprehensive income	$ 3,298.1	$ 3,304.5
Shares outstanding at period end	135,279,119	148,084,178
Dilutive common stock equivalents related to:		
Amounts related to employee benefit plans	2,438,176	1,496,546
Diluted shares outstanding	137,717,295	149,580,724
Book value per diluted share (a non-GAAP financial measure)	$ 23.95	$ 22.09

The debt to capital ratio, excluding accumulated other comprehensive income (loss), differs from the debt to capital ratio because accumulated other comprehensive income (loss) has been excluded from the value of capital used to determine this measure. Management believes this non-GAAP financial measure is useful because it removes the volatility that arises from changes in the unrealized appreciation (depreciation) of our investments. A reconciliation of these ratios is as follows (dollars in millions):

	December 31, 2020
Corporate notes payable	$ 1,136.2
Total shareholders' equity	5,484.2
Total capital	$ 6,620.4
Debt to capital ratio	17.2%
Corporate notes payable	$ 1,136.2
Total shareholders' equity	5,484.2
Less accumulated other comprehensive income	(2,186.1)
Total capital	$ 4,434.3
Debt to total capital ratio, excluding accumulated other comprehensive income (a non-GAAP financial measure)	25.6%

The following reconciles our free cash flow to the change in holding company cash and investments (dollars in millions):

	Year ended December 31, 2020
Holding company cash flows, excluding capital transactions[1]:	
Dividends from subsidiaries	$ 339.8
Management fees	111.7
Surplus debenture interest	57.4
Earnings on corporate investments	29.1
Tax refund	—
Other	34.4
Holding company sources of cash, excluding capital transactions:	572.4
Holding company expenses and other	(110.6)
Tax payments	(21.8)
Interest expense	(53.2)
Cash flow to holding company, excluding capital transactions:	386.8
Share repurchases	(264.8)
Dividend payments to stockholders	(67.0)
Net proceeds from new debt	146.4
Acquisition	—
Net change in holding company cash and investments	201.4
Non-cash changes in investment balances	—
Cash and investments, beginning of period	186.7
Cash and investments, end of period	$ 388.1

(1) Cash flows exclude share repurchases, capital contributions to insurance subsidiaries, dividend payments and refinancing and acquisition transactions.

Other Matters

Management knows of no other matters which may be presented at the Annual Meeting. If any other matters should properly come before the meeting or any adjournment or postponement thereof, the persons named in the form of proxy will vote in accordance with their best judgment on such matters.

ANNEX A

FOURTH AMENDED AND RESTATED SECTION 382 RIGHTS AGREEMENT

———————————————

CNO FINANCIAL GROUP, INC.
and
AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC
as Rights Agent

———————————————

Dated as of November 12, 2020; effective as of November 13, 2020

<p style="text-align:center"><u>TABLE OF CONTENTS</u></p>

INDEX OF DEFINED TERMS

FOURTH AMENDED AND RESTATED SECTION 382 RIGHTS AGREEMENT

This Fourth Amended and Restated Section 382 Rights Agreement, dated as of November 12, 2020 (as amended, supplemented or otherwise modified from time to time, the "Rights Agreement") between CNO Financial Group, Inc., a Delaware corporation (the "Company"), and American Stock Transfer & Trust Company, LLC, as rights agent (the "Rights Agent"), amends and restates effective as of November 13, 2020, that certain Third Amended and Restated Section 382 Rights Agreement, dated as of October 3, 2017 (the "Third A&R Rights Agreement") between the Company and the Rights Agent, which amended and restated that certain Amended and Restated Section 382 Rights Agreement, dated as of October 3, 2014 (the "Second A&R Rights Agreement"), which amended and restated that certain Amended and Restated Section 382 Rights Agreement, dated as of December 6, 2011 (the "First A&R Rights Agreement"), which amended and restated that certain Section 382 Rights Agreement, dated as of January 20, 2009 (the "Original Rights Agreement") between the Company and the Rights Agent.

WHEREAS, (a) the Company and certain of its Subsidiaries (as defined below) have generated net operating losses for United States federal income tax purposes ("NOLs"); (b) such NOLs may potentially provide valuable Tax Benefits (as defined below) to the Company; (c) the Company desires to avoid an "ownership change" within the meaning of Section 382 (as defined below), and thereby preserve the ability to utilize such Tax Benefits; and (d) in furtherance of such objective, the Company entered into the Original Rights Agreement, the First A&R Rights Agreement, the Second A&R Rights Agreement and the Third A&R Rights Agreement;

WHEREAS, in connection with the adoption of the Original Rights Agreement, the Board of Directors of the Company on January 20, 2009 authorized and declared a dividend of one preferred share purchase right (a "Right") for each share of Common Stock (as defined below) of the Company outstanding as of the Close of Business (as defined below) on January 30, 2009 (the "Record Date"), each Right representing the right to purchase one one-thousandth (subject to adjustment) of a share of Preferred Stock (as defined below), upon the terms and subject to the conditions set forth in the Original Rights Agreement, and the Board of Directors further authorized and directed the issuance of one Right (subject to adjustment as provided herein) with respect to each share of Common Stock that shall become outstanding between the Record Date and the earlier of the Distribution Date and the Expiration Date (as such terms are hereinafter defined); provided, however, that Rights may be issued with respect to shares of Common Stock that shall become outstanding after the Distribution Date and prior to the Expiration Date in accordance with Section 22;

WHEREAS, the Board of Directors has determined it is in the best interests of the Company and its stockholders to extend the term of the Third A&R Rights Agreement and to amend certain other provisions therein; and

WHEREAS, pursuant to Section 27 of the Third A&R Rights Agreement, the Board of Directors has authorized and approved the amendment and restatement of the Third A&R Rights Agreement, and an appropriate officer of the Company has delivered a certificate to the Rights Agent in accordance with Section 27 of the Third A&R Rights Agreement.

NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree effective as of November 13, 2020 as follows:

Section 1.   Certain Definitions.   For purposes of this Rights Agreement, the following terms have the meaning indicated:

(a)   "Acquiring Person" shall mean any Person (as defined below) who is or shall have become a Threshold Holder (as defined below), whether or not such Person continues to be a Threshold Holder, but shall not include (i) an Exempted Person (as defined below), or (ii) any Grandfathered Person (as defined below); provided, however, that a Person will not be deemed to have become an Acquiring Person solely as a result of (x) a reduction in the number of shares of Common Stock or any other class of Company 382 Securities outstanding, (y) the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by the Company to its directors, officers and employees, or (z) any unilateral grant of any security by the Company, unless and until such time as such Person thereafter acquires beneficial ownership of any additional shares of Common Stock or additional shares of any class of Company 382 Securities (other than Common Stock), as applicable. Notwithstanding the foregoing, the Board of Directors may, in its sole discretion, determine that any Person shall not be deemed to be an "Acquiring Person" for any purposes of this Rights Agreement.

(b)   "Affiliate" and "Associate" shall mean, with respect to any Person, any other Person whose common stock would be deemed to be (i) constructively owned by such first Person, or (ii) otherwise aggregated with the shares owned by such first Person (other than aggregation solely by reason of such shares being part of the same "public group" as defined under Treasury Regulation Section 1.382-2T(f)(13), in each case pursuant to the provisions of Section 382, or any successor or replacement provision, and the Treasury Regulations promulgated thereunder.

(c)   "Approved Acquisition" shall mean (i) any acquisition of Company 382 Securities that would cause a Person to qualify as a Threshold Holder and that is approved in advance by the Board of Directors, or (ii) a conversion (or other exchange) of Company 382 Securities for other Company 382 Securities where such conversion (or other exchange) does not increase the Beneficial Ownership in the Company by any Person for purposes of Section 382.

(d)   Except as may expressly be set forth elsewhere herein, a Person shall be deemed the "Beneficial Owner" of, shall be deemed to have "Beneficial Ownership" of and shall be deemed to "Beneficially Own" any securities which such Person: (i) directly owns, or (ii) would be deemed to own constructively pursuant to Section 382 and the Treasury Regulations promulgated thereunder (including as a result of the deemed exercise of an "option" pursuant to Treasury Regulation Section 1.382-4(d) and including, without duplication, Company 382 Securities, as applicable, owned by any Affiliate or Associate of such Person); provided, that, a Person shall not be treated as "Beneficially Owning" Company 382 Securities pursuant to clause (i) above to the extent that such Person is acting solely in a fiduciary capacity in respect of such Company 382 Securities and does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Company 382 Securities.

(e)   "Book Entry" shall mean an uncertificated book entry for the shares of Common Stock.

(f)   "Business Day" shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in the State of Indiana, or the State in which the principal office of the Rights Agent is located, are authorized or obligated by law or executive order to close.

(g)   "Close of Business" on any given date shall mean 5:00 P.M., New York, New York time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., New York, New York time, on the next succeeding Business Day.

(h)   "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any comparable successor statute.

(i)   "Common Stock" when used with reference to the Company shall mean the common stock, par value $0.01 per share, of the Company. "Common Stock" when used with reference to any Person other than the Company shall mean the capital stock (or, in the case of an entity other than a corporation, the equivalent equity interest) with the greatest voting power of such other Person or, if such other Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person.

(j)   "Company 382 Securities" shall mean the Common Stock of the Company and any other interest that would be treated as "stock" of the Company for purposes of Section 382 (including pursuant to Treasury Regulation Section 1.382-2T(f)(18)).

(k)   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(l)   "Exempted Person" shall mean (i) the Company, (ii) any Subsidiary (as defined below) of the Company, (in the case of subclauses (i) and (ii) including, without limitation, in its fiduciary capacity), (iii) any employee benefit plan or compensation arrangement of the Company or of any Subsidiary of the Company, (iv) any entity or trustee holding (or acting in a fiduciary capacity in respect of) Company 382 Securities to the extent organized, appointed or established by the Company or any Subsidiary of the Company for or pursuant to the terms of any such plan or for the purpose of funding any such employee benefit plan or compensation arrangement, (v) any Person (together with its Affiliates and Associates) whose status as a Threshold Holder will, in the sole judgment of the Board of Directors, not jeopardize or endanger the availability to the Company of its NOL carryforwards to be used to offset its taxable income in such year or future years (but in the case of any Person determined by the Board of Directors to be an Exempted Person pursuant to this subparagraph (l)(v) only for so long as such Person's status as a Threshold Holder continues not to jeopardize or endanger the availability of such NOL carryforwards, as determined by the Board of Directors in its good faith discretion), or (vi) any Person who or which would qualify as a Threshold Holder as a result of an Approved Acquisition and, to the extent approved by the Board of Directors, any Person who or which acquires Company 382 Securities from any such Person.

(m)   "Final Expiration Date" shall mean the earliest to occur of (i) the Close of Business on November 13, 2023, (ii) the Close of Business on November 12, 2021 if stockholder approval of this Rights Agreement has not been received by or on such date, (iii) the adjournment of the first annual meeting of the stockholders of the Company following November 13, 2020 if stockholder approval of this Rights Agreement has not been received prior to such time, (iv) the repeal of Section 382 or any successor statute if the Board of Directors determines that this Rights Agreement is no longer necessary for the preservation of Tax Benefits or (v) the beginning of a taxable year of the Company to which the Board of Directors determines that no Tax Benefits may be carried forward.

(n)   "Grandfathered Person" shall mean any Person who or which, together with all Affiliates and Associates of such Person, was on November 13, 2020, the Beneficial Owner of 4.99% or more of the Company 382 Securities outstanding on such date, unless and until such time as such Person after the date of this Rights Agreement acquires beneficial ownership of additional shares or other interests in Company 382 Securities representing more than 1% of the Company 382 Securities then outstanding. Any Grandfathered Person who, together with all of its Affiliates and Associates, subsequently becomes the Beneficial Owner of less than 4.99% of the Company 382 Securities shall cease to be a Grandfathered Person.

(o)   "NYSE" shall mean the New York Stock Exchange, Inc.

(p)   "Person" shall mean any individual, firm, corporation, business trust, joint stock company, partnership, trust association, limited liability company, limited partnership, or other entity, or any group of Persons making a "coordinated acquisition" of Company 382 Securities or otherwise treated as an entity within the meaning of Treasury Regulation Section 1.382-3(a)(1)(i), or otherwise and shall include any successor (by merger or otherwise) of any such entity.

(q)   "Preferred Stock" shall mean the Series E Junior Participating Preferred Stock, par value $0.01 per share, of the Company having the rights and preferences set forth in the Form of Certificate of Designations attached to this Rights Agreement as Exhibit A and, to the extent that there is a not sufficient number of shares of the Series E Junior Participating Preferred Stock authorized to permit the full exercise of the Rights, any other series of preferred stock of the Company designated for such purpose containing terms substantially similar to the terms of the Series E Junior Participating Preferred Stock.

(r)   "Section 382" shall mean Section 382 of the Code, or any comparable successor provision.

(s)   "Securities Act" shall mean the Securities Act of 1933, as amended.

(t)   "Stock Acquisition Date" shall mean the first date of public announcement (which for purposes of this definition shall include, without limitation, a report filed pursuant to Section 13(d), Section 13(f) or Section 13(g) under the Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such or that discloses information which reveals the existence of an Acquiring Person, or such earlier date as a majority of the Board of Directors becomes aware of the existence of an Acquiring Person.

(u)   "Subsidiary" of any Person shall mean any corporation or other entity of which securities or other ownership interests having ordinary voting power sufficient to elect a majority of the board of directors or other persons performing similar functions are beneficially owned, directly or indirectly, by such Person, and any corporation or other entity that is otherwise controlled by such Person.

(v)   "Tax Benefits" shall mean the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a "net unrealized built-in loss" within the meaning of Section 382, and the Treasury Regulations promulgated thereunder, of the Company or any of its Subsidiaries.

(w)   "Threshold Holder" shall mean any Person who or which, together with all Affiliates and Associates of such Person, is the Beneficial Owner of 4.99% or more of the shares of Common Stock or any other class of Company 382 Securities then outstanding.

(x)   "Treasury Regulations" shall mean any income tax regulations promulgated under the Code, including any amendments thereto.

Any determination required by the definitions in this Rights Agreement shall be made by the Board of Directors in its good faith judgment, which determination shall be binding on the Rights Agent and the holders of Rights.

Section 2.   Appointment of Rights Agent.   The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights (who, in accordance with Section 3 hereof, shall prior to the Distribution Date also be the holders of Common Stock) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable upon 10 days' prior notice to the Rights Agent. The Rights Agent shall have no duty to supervise, and shall in no event be liable for the acts or omissions of any such co-Rights Agent.

Section 3.   Issuance of Right Certificates.   (a) Until the Close of Business on the earlier of (i) the tenth Business Day after the Stock Acquisition Date (or, if the Stock Acquisition Date occurs before the Record Date, the Close of Business on the Record Date) or (ii) the tenth Business Day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person (other than an Exempted Person) of, or of the first public announcement of the intention of such Person (other than an Exempted Person) to commence, a tender or exchange offer the consummation of which would result in any Person (other than an Exempted Person) becoming an Acquiring Person (irrespective of whether any shares are actually purchased pursuant to any such offer) (including, in the case of both clause (i) and (ii), any such date which is after the date of this Rights Agreement and prior to the issuance of the Rights) (the earlier of such dates being herein referred to as the "Distribution Date"), (x) the Rights will be evidenced (subject to the provisions of Section 3(b) hereof) by the certificates representing the Common Stock registered in the names of the holders thereof (or by Book Entry shares in respect of such Common Stock) and not by separate Right Certificates (as defined below), and (y) the Rights will be transferable only in connection with the transfer of Common Stock. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent will, if requested, send) by first-class, postage-prepaid mail, to each record holder of Common Stock as of the Close of Business on the Distribution Date (other than any Acquiring Person or any Associate or Affiliate of an Acquiring Person), at the address of such holder shown on the records of the Company, a Right Certificate, in substantially the form of Exhibit B hereto (a "Right Certificate"), evidencing one Right (subject to adjustment as provided herein) for each share of Common Stock so held. In the event that an adjustment in the number of Rights per share of Common Stock has been made pursuant to Section 11 or 13 hereof, at the time of distribution of the Right Certificates, the Company shall make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof), so that Right Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights. As of and after the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

(b)   In connection with the adoption of the Original Rights Agreement, the Company sent a copy of a Summary of Rights to Purchase Shares of Preferred Stock (the "Summary of Rights"), by first-class, postage-prepaid mail, to each record holder of Common Stock and holder of Book Entry shares as of the Close of Business on the Record Date, at the address of such holder shown on the records of the Company as the address at which such holder has consented to receive notice. With respect to shares of Common Stock outstanding as of the Record Date, until the Distribution Date, the Rights associated with such shares will be evidenced by the share certificate for such shares of Common Stock registered in the names of the holders thereof or the Book Entry shares, in each case together with the Summary of Rights, in substantially the form of Exhibit C hereto. Until the Distribution Date (or, if earlier, the Expiration Date), the surrender for transfer of any certificate for Common Stock or Book Entry shares outstanding on the Record Date, with or without a copy of the Summary of Rights, shall also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate or Book Entry shares.

(c)   Rights shall be issued in respect of all shares of Common Stock issued or disposed of (including, without limitation, upon disposition of Common Stock out of treasury stock or issuance or reissuance of Common Stock out of authorized but unissued shares) after the Record Date but prior to the earlier of the Distribution Date and the Expiration Date, or in certain circumstances provided in Section 22 hereof, after the Distribution Date. Certificates issued for Common Stock (including, without limitation, upon transfer of outstanding Common Stock, disposition of Common Stock out of treasury stock or issuance or reissuance of Common Stock out of authorized but unissued shares) after the Record Date but prior to the earlier of the Distribution Date and the Expiration Date shall have impressed on, printed on, written on or otherwise affixed to them a legend substantially to the effect of the following:

This certificate also evidences and entitles the holder hereof to certain rights as set forth in the Fourth Amended and Restated Section 382 Rights Agreement between CNO Financial Group, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, dated as of November 12, 2020 as the same may be amended, supplemented or otherwise modified from time to time (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of CNO Financial Group, Inc. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. CNO Financial Group, Inc. will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances, as set forth in the Rights Agreement, Rights owned by or transferred to any Person who is or becomes an Acquiring Person (as defined in the Rights Agreement) and certain transferees thereof will become null and void and will no longer be transferable.

With respect to any Book Entry shares of Common Stock, such legend shall be included in a notice to the registered holder of such shares in accordance with applicable law. With respect to such certificates containing the foregoing legend, or any notice of the foregoing legend delivered to holders of Book Entry shares, until the Distribution Date, the Rights associated with the Common Stock represented by such certificates or Book Entry shares shall be evidenced by such certificates or Book Entry shares alone, and the surrender for transfer of any such certificate or Book Entry share, except as otherwise provided herein, shall also constitute the transfer of the Rights associated with the Common Stock represented thereby. In the event that the Company purchases or otherwise acquires any Common Stock after the Record Date but prior to the Distribution Date, any Rights associated with such Common Stock shall be deemed cancelled and retired so that the Company shall not be entitled to exercise any Rights associated with the shares of Common Stock which are no longer outstanding.

Notwithstanding this Section 3(c), neither the omission of a legend nor the failure to deliver the notice of such legend required hereby shall affect the enforceability of any part of this Rights Agreement or the rights of any holder of the Rights.

Section 4.   Form of Right Certificates.   The Right Certificates (and the forms of election to purchase shares and of assignment to be printed on the reverse thereof) shall be substantially in the form set forth in Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Rights Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of the NYSE or of any other stock exchange or automated quotation system on which the Rights may from time to time be listed or quoted, or to conform to usage. Subject to the provisions of this Rights Agreement, the Right Certificates shall entitle the holders thereof to purchase such number of one one-thousandths of a share of Preferred Stock as shall be set forth therein at the Purchase Price (as determined pursuant to Section 7), but the amount and type of securities purchasable upon the exercise of each Right and the Purchase Price thereof shall be subject to adjustment as provided herein.

Section 5.   Countersignature and Registration.   (a) The Right Certificates shall be executed on behalf of the Company by the Chief Executive Officer, the President, any of the Vice Presidents or the Treasurer of the Company, either manually or by facsimile signature, shall have affixed thereto the Company's seal or a facsimile thereof and shall be attested by the Secretary or an Assistant Secretary of the Company, either manually or by facsimile signature. The Right Certificates shall be countersigned by the Rights Agent, either manually or by facsimile signature, and shall not be valid for any purpose unless countersigned. In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the Person who signed such Right Certificates had not ceased to be such officer of the Company; and any Right Certificate may be signed on behalf of the Company by any Person who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Rights Agreement any such Person was not such an officer.

(b)   Following the Distribution Date, the Rights Agent will keep or cause to be kept, at an office or agency designated for such purpose, books for registration and transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates and the date of each of the Right Certificates.

Section 6.   Transfer, Split Up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates.   (a) Subject to the provisions of this Rights Agreement, at any time after the Close of Business on the Distribution Date, and prior to the Close of Business on the Expiration Date, any Right Certificate or Right Certificates may be transferred, split up, combined or exchanged for another Right Certificate or Right Certificates, entitling the registered holder to purchase a like number of one one-thousandths of a share of Preferred Stock (or, following such time, other securities, cash or assets as the case may be) as the Right Certificate or Right Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Right Certificate or Right Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Right Certificate or Right Certificates to be transferred, split up, combined or exchanged at the office or agency of the Rights Agent designated for such purpose. Thereupon the Rights Agent, subject to the provisions of this Rights Agreement, shall countersign and deliver to the Person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested. The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Right Certificates.

(b)   Subject to the provisions of this Rights Agreement, at any time after the Distribution Date and prior to the Expiration Date, upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, at the Company's request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for delivery to the registered holder in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

Section 7.   Exercise of Rights, Purchase Price; Expiration Date of Rights.   (a) Except as otherwise provided herein, the Rights shall become exercisable on the Distribution Date, and thereafter the registered holder of any Right Certificate may, subject to Section 11(a)(ii) hereof and except as otherwise provided herein, exercise the Rights evidenced thereby in whole or in part upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office or agency of the Rights Agent designated for such purpose, together with payment of the Purchase Price for each one one-thousandth of a share of Preferred Stock (or other securities, cash or assets, as the case may be) as to which the Rights are exercised, at any time which is both after the Distribution Date and prior to the time (the "Expiration Date") that is the earliest of (i) the Final Expiration Date, (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date") or (iii) the time at which such Rights are exchanged as provided in Section 24 hereof.

(b)   The purchase price (the "Purchase Price") shall be initially $95.00 for each one one-thousandth of a share of Preferred Stock purchasable upon the exercise of a Right. The Purchase Price and the number of one one-thousandths of a share of Preferred Stock or other securities or property to be acquired upon exercise of a Right shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) of this Section 7.

(c)   Except as otherwise provided herein, upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase properly completed and duly executed, accompanied by payment of the aggregate Purchase Price for the number of shares of Preferred Stock to be purchased and an amount equal to any applicable transfer tax or charge required to be paid by the holder of such Right Certificate in accordance with Section 6 hereof, in lawful money of the United States of America, in cash or by certified check, cashier's check or money order payable to the order of the Company, the Rights Agent shall thereupon promptly (i) either (A) requisition from any transfer agent of the Preferred Stock, or make available if the Rights Agent is the transfer agent for the Preferred Stock, certificates for the total number of shares of Preferred Stock to be purchased (and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests), or (B) if the Company shall have elected to deposit the Preferred Stock with a depositary agent under a depositary arrangement, requisition from the depositary agent appointed by the Company depositary receipts representing interests in the number of one one-thousandths of a share of Preferred Stock as are to be purchased, in which case certificates for the Preferred Stock represented by such receipts shall be deposited by the transfer agent with the depositary agent (and the Company hereby directs any such depositary agent to comply with all such requests), (ii) when necessary to comply with this Rights Agreement (or otherwise when appropriate, as determined by the Company with notice to the Rights Agent) requisition from the Company the amount of cash, if any, to be paid in lieu of issuance of fractional shares in accordance with Section 14 hereof, (iii) promptly after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder and (iv) when necessary to comply with this Rights Agreement (or otherwise when appropriate, as determined by the Company with notice to the Rights Agent), after receipt of the cash requisitioned from the Company, promptly deliver such cash, if any, to or upon the order of the registered holder of such Right Certificate.

(d)   Except as otherwise provided herein, in case the registered holder of any Right Certificate shall exercise less than all of the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the exercisable Rights remaining unexercised shall be issued by the Rights Agent to the registered holder of such Right Certificate or to his, her or its duly authorized assigns, subject to the provisions of Section 14 hereof.

(e)   Notwithstanding anything in this Rights Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder of Rights upon the occurrence of any purported transfer or exercise of Rights pursuant to Section 6 hereof or this Section 7 unless such registered holder shall have (i) completed and signed the certificate contained in the form of assignment or form of election to purchase set forth on the reverse side of the Right Certificate surrendered for such transfer or exercise and (ii) provided such additional evidence of the identity of the Beneficial Owner (for the purposes of this Section 7(e), as such term is defined in Rule 13d-3 or 13d-5 of the General Rules and Regulations under the Exchange Act), former Beneficial Owner and/or Affiliates or Associates (for purposes of this Section 7(e), as such terms are respectively defined for purposes of Rule 12b-2 of the General Rules and Regulations under the Exchange Act) thereof as the Company shall reasonably request.

Section 8.   Cancellation and Destruction of Right Certificates.   All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or, if surrendered to the Rights Agent, shall be cancelled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Rights Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all cancelled Right Certificates to the Company, or shall, at the written request of the Company, destroy or cause to be destroyed such cancelled Right Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

Section 9.   Availability of Shares of Preferred Stock.   (a) The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued shares of Preferred Stock or any shares of Preferred Stock held in its treasury, the number of shares of Preferred Stock that will be sufficient to permit the exercise in full of all outstanding Rights.

(b)   So long as the shares of Preferred Stock (and, following the time that a Person becomes an Acquiring Person, shares of Common Stock and/or other securities) issuable upon the exercise of Rights may be listed or admitted to trading on the NYSE or listed on any other national securities exchange or quotation system, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable, all shares reserved for such issuance to be listed or admitted to trading on the NYSE or listed on any other national securities exchange or quotation system upon official notice of issuance upon such exercise.

(c)   From and after such time as the Rights become exercisable, the Company shall use its best efforts, if then necessary to permit the issuance of shares of Preferred Stock (and following the time that a Person first becomes an Acquiring Person, shares of Common Stock and other securities) upon the exercise of Rights, to register and qualify such shares of Preferred Stock (and following the time that a Person first becomes an Acquiring Person, shares of Common Stock and/or other securities) under the Securities Act and any applicable state securities or "Blue Sky" laws (to the extent exemptions therefrom are not available), cause such registration statement and qualifications to become effective as soon as possible after such filing and keep such registration and qualifications effective until the earlier of (x) the date as of which the Rights are no longer exercisable for such securities and (y) the Expiration Date. The Company may temporarily suspend, for a period of time not to exceed 90 days, the exercisability of the Rights in order to prepare and file a registration statement under the Securities Act and permit it to become effective. Upon any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. Notwithstanding any provision of this Rights Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction unless the requisite qualification or exemption in such jurisdiction shall have been obtained and until a registration statement under the Securities Act (if required) shall have been declared effective.

(d)   The Company covenants and agrees that it will take all such action as may be necessary to ensure that all shares of Preferred Stock (and, following the time that a Person becomes an Acquiring Person, shares of Common Stock and other securities) delivered upon exercise of Rights shall, at the time of delivery of the certificates therefor (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and nonassessable shares.

(e)   The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Right Certificates or of any shares of Preferred Stock (or shares of Common Stock or other securities) upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax or charge which may be payable in respect of any transfer or delivery of Right Certificates to a Person other than, or the issuance or delivery of certificates or depositary receipts for the Preferred Stock (or shares of Common Stock or other securities) in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise or to issue or deliver any certificates or depositary receipts for Preferred Stock (or shares of Common Stock or other securities) upon the exercise of any Rights until any such tax or charge shall have been paid (any such tax or charge being payable by that holder of such Right Certificate at the time of surrender) or until it has been established to the Company's reasonable satisfaction that no such tax or charge is due.

Section 10.   Preferred Stock Record Date.   Each Person in whose name any certificate for Preferred Stock is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the shares of Preferred Stock represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes or charges) was made; provided, however, that if the date of such surrender and payment is a date upon which the Preferred Stock transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares (fractional or otherwise) on, and such certificate shall be dated, the next succeeding Business Day on which such transfer books are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Right Certificate shall not be entitled to any rights of a holder of Preferred Stock for which the Rights shall be exercisable, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

Section 11.   Adjustment of Purchase Price, Number and Kind of Shares and Number of Rights.   The Purchase Price, the number of shares of Preferred Stock or other securities or property purchasable upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

(a)(i)   In the event the Company shall at any time after the date of this Rights Agreement (A) declare and pay a dividend on the Preferred Stock payable in shares of Preferred Stock, (B) subdivide the outstanding shares of Preferred Stock, (C) combine the outstanding shares of Preferred Stock into a smaller number of shares of Preferred Stock or (D) issue any shares of its capital stock in a reclassification of the shares of Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a), the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, as the case may be, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date and at a time when the Preferred Stock transfer books of the Company were open, the holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right.

(ii)   Subject to Section 24 of this Rights Agreement and except as otherwise provided in this Section 11(a)(ii) and Section 11(a)(iii), in the event that any Person becomes an Acquiring Person, each holder of a Right shall thereafter have the right to receive, upon exercise thereof at a price equal to the then-current Purchase Price, in accordance with the terms of this Rights Agreement and in lieu of shares of Preferred Stock, such number of shares of Common Stock (or at the option of the Company, such number of one one-thousandths of a share of Preferred Stock) as shall equal the result obtained by (x) multiplying the then-current Purchase Price by the number of one one-thousandths of a share of Preferred Stock for which a Right is then exercisable and dividing that product by (y) 50% of the then-current per share market price of the Company's Common Stock (determined pursuant to Section 11(d) hereof) on the date of the occurrence of such event; provided, however, that the Purchase Price (as so adjusted) and the number of shares of Common Stock so receivable upon exercise of a Right shall thereafter be subject to further adjustment as appropriate in accordance with this Section 11. Notwithstanding anything in this Rights Agreement to the contrary, however, from and after the time (the "Invalidation Time") when any Person first becomes an Acquiring Person, any Rights that are beneficially owned by (x) any Acquiring Person (or any Affiliate or Associate of any Acquiring Person), (y) a transferee of any Acquiring Person (or any such Affiliate or Associate) who becomes a transferee after the Invalidation Time or (z) a transferee of any Acquiring Person (or any such Affiliate or Associate) who became a transferee prior to or concurrently with the Invalidation Time pursuant to either (I) a transfer from the Acquiring Person to holders of its equity securities or to any Person with whom it has any continuing agreement, arrangement or understanding, written or otherwise, regarding the transferred Rights or (II) a transfer that the Board of Directors has determined is part of a plan, arrangement or understanding, written or otherwise, which has the purpose or effect of avoiding the provisions of this paragraph, and subsequent transferees of such Persons, shall be void without any further action and any holder of such Rights shall thereafter have no rights whatsoever with respect to such Rights under any provision of this Rights Agreement. The Company shall use all reasonable efforts to ensure that the provisions of this Section 11(a)(ii) are complied with, but shall have no liability to any holder of Right Certificates or other Person as a result of its failure to make any determinations with respect to an Acquiring Person or its Affiliates, Associates or transferees hereunder. From and after the Invalidation Time, no Right Certificate shall be issued pursuant to Section 3 or Section 6 hereof that represents Rights that are or have become void pursuant to the provisions of this paragraph, and any Right Certificate delivered to the Rights Agent that represents Rights that are or have become void pursuant to the provisions of this paragraph shall be cancelled. From and after the occurrence of an event specified in Section 13(a) hereof, any Rights that theretofore have not been exercised pursuant to this Section 11(a)(ii) shall thereafter be exercisable only in accordance with Section 13 and not pursuant to this Section 11(a)(ii).

(iii) The Company may at its option substitute for a share of Common Stock issuable upon the exercise of Rights in accordance with the foregoing subparagraph (ii) such number or fractions of shares of Preferred Stock having an aggregate current market value equal to the current per share market price of a share of Common Stock. In the event that there shall be an insufficient number of shares of Common Stock authorized but unissued (and unreserved) to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii), the Board of Directors shall, with respect to such deficiency, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party (A) determine the excess of (x) the value of the shares of Common Stock issuable upon the exercise of a Right in accordance with the foregoing subparagraph (ii) (the "Current Value") over (y) the then-current Purchase Price multiplied by the number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to the time that the Acquiring Person became such (such excess, the "Spread"), and (B) with respect to each Right (other than Rights which have become void pursuant to Section 11(a)(ii)), make adequate provision to substitute for the shares of Common Stock issuable in accordance with the foregoing subparagraph (ii) upon exercise of the Right and payment of the Purchase Price (as adjusted in accordance therewith), (1) cash, (2) a reduction in such Purchase Price, (3) shares of Preferred Stock or other equity securities of the Company (including, without limitation, shares or fractions of shares of preferred stock which, by virtue of having dividend, voting and liquidation rights substantially comparable to those of the shares of Common Stock, are deemed in good faith by the Board of Directors to have substantially the same value as the shares of Common Stock (such shares of preferred stock and shares or fractions of shares of preferred stock are hereinafter referred to as "Common Stock Equivalents")), (4) debt securities of the Company, (5) other assets or (6) any combination of the foregoing, having a value which, when added to the value of the shares of Common Stock actually issued upon exercise of such Right, shall have an aggregate value equal to the Current Value (less the amount of any reduction in such Purchase Price), where such aggregate value has been determined by the Board of Directors upon the advice of a nationally recognized investment banking firm selected in good faith by the Board of Directors; provided, however, if the Company shall not make adequate provision to deliver value pursuant to clause (B) above within 30 days following the date that the Acquiring Person became such (the "Section 11(a)(ii) Trigger Date"), then the Company shall be obligated to deliver, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, upon the surrender for exercise of a Right and without requiring payment of the Purchase Price, shares of Common Stock (to the extent available), and then, if necessary, such number or fractions of shares of Preferred Stock (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. If within the 30 day period referred to above the Board of Directors shall determine in good faith that it is likely that sufficient additional shares of Common Stock could be authorized for issuance upon exercise in full of the Rights, then, if the Board of Directors so elects, such 30 day period may be extended to the extent necessary, but not more than 90 days after the Section 11(a)(ii) Trigger Date, in order that the Company may seek stockholder approval for the authorization of such additional shares (such 30 day period, as it may be extended, is hereinafter called the "Substitution Period"). To the extent that the Company determines that some action need be taken pursuant to the second and/or third sentence of this Section 11(a)(iii), the Company (x) shall provide, subject to Section 11(a)(ii) hereof and the last sentence of this Section 11(a)(iii) hereof, that such action shall apply uniformly to all outstanding Rights and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such second sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. For purposes of this Section 11(a)(iii), the per share value of the shares of Common Stock shall be the current per share market price (as determined pursuant to Section 11(d)(i)) on the Section 11(a)(ii) Trigger Date and the per share or fractional value of any Common Stock Equivalent shall be deemed to equal the current per share market price of the Common Stock on such date. The Board of

Directors of the Company may, but shall not be required to, establish procedures to allocate the right to receive shares of Common Stock upon the exercise of the Rights among the holders of Rights pursuant to this Section 11(a)(iii).

(b) In case the Company shall fix a record date for the issuance of rights, options or warrants to all holders of Preferred Stock entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Preferred Stock (or shares having similar rights, privileges and preferences as the Preferred Stock ("Equivalent Preferred Shares")) or securities convertible into Preferred Stock or Equivalent Preferred Shares at a price per share of Preferred Stock or Equivalent Preferred Shares (or having a conversion price per share, if a security convertible into shares of Preferred Stock or Equivalent Preferred Shares) less than the then-current per share market price of the Preferred Stock (determined pursuant to Section 11(d) hereof) on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Preferred Stock and Equivalent Preferred Shares outstanding on such record date plus the number of shares of Preferred Stock and Equivalent Preferred Shares which the aggregate offering price of the total number of such shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price, and the denominator of which shall be the number of shares of Preferred Stock and Equivalent Preferred Shares outstanding on such record date plus the number of additional shares of Preferred Stock and/or Equivalent Preferred Shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and which shall be binding on the Rights Agent. Shares of Preferred Stock and Equivalent Preferred Shares owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights, options or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(c) In case the Company shall fix a record date for the making of a distribution to all holders of the Preferred Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness or assets (other than a regular quarterly cash dividend or a dividend payable in Preferred Stock) or subscription rights or warrants (excluding those referred to in Section 11(b) hereof), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the then-current per share market price of the Preferred Stock (determined pursuant to Section 11(d) hereof) on such record date, less the fair market value (as determined in good faith by the Board of Directors of the Company whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent) of the portion of such assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to one share of Preferred Stock, and the denominator of which shall be such current per share market price of the Preferred Stock (determined pursuant to Section 11(d) hereof); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price that would then be in effect if such record date had not been fixed.

(d)(i) Except as otherwise provided herein, for the purpose of any computation hereunder, the "current per share market price" of any security (a "Security" for the purpose of this Section 11(d)(i)) on any date shall be deemed to be the average of the daily closing prices per share of such Security for the 30 consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date; provided, however, that in the event that the current per share market price of the Security is determined during a period following the announcement by the issuer of such Security of (A) a dividend or distribution on such Security payable in shares of such Security or securities convertible into such shares, or (B) any subdivision, combination or reclassification of such Security, and prior to the expiration of 30 Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the current per share market price shall be appropriately adjusted to reflect the current market price per share equivalent of such Security. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported by (w) the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, (x) if the Security is not listed or admitted to trading on the NYSE, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, (y) if the Security is not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the system then in use, or, (z) if on any such date the Security is not so quoted or reported, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected by the Board of Directors of the Company. The term "Trading Day" shall mean a day on which the principal national securities exchange on which the Security is listed or admitted to trading is open for the transaction of business or, if the Security is not listed or admitted to trading on any national securities exchange, a Business Day.

(ii)   For the purpose of any computation hereunder, if the Preferred Stock is publicly traded, the "current per share market price" of the Preferred Stock shall be determined in accordance with the method set forth in Section 11(d)(i). If the Preferred Stock is not publicly traded but the Common Stock is publicly traded, the "current per share market price" of the Preferred Stock shall be conclusively deemed to be the current per share market price of the Common Stock, as determined pursuant to Section 11(d)(i), multiplied by one thousand (appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after November 13, 2020). If neither the Common Stock nor the Preferred Stock is publicly traded, "current per share market price" shall mean the fair value per share as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent.

(e)   No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; provided, however, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest one ten-thousandth of a share of Preferred Stock or share of Common Stock or other share or security as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction which requires such adjustment or (ii) the Expiration Date. If as a result of an adjustment made pursuant to Section 11(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than the Preferred Stock, thereafter the Purchase Price and the number of such other shares so receivable upon exercise of a Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Stock contained in Sections 11(a), 11(b), 11(c), 11(e), 11(h), 11(i) and 11(m) hereof, as applicable, and the provisions of Sections 7, 9, 10, 13 and 14 hereof with respect to the Preferred Stock shall apply on like terms to any such other shares.

(f)   All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one one-thousandths of a share of Preferred Stock purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(g)   Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11(b) and 11(c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-thousandths of a share of Preferred Stock (calculated to the nearest ten-thousandth of a share of Preferred Stock) obtained by (i) multiplying (x) the number of one one-thousandths of a share of Preferred Stock purchasable upon the exercise of a Right immediately prior to such adjustment by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

(h)   The Company may elect on or after the date of any adjustment of the Purchase Price or any adjustment to the number of shares of Preferred Stock for which a Right may be exercised made pursuant to Sections 11(a)(i), 11(b) or 11(c) hereof to adjust the number of Rights, in substitution for any adjustment in the number of one one-thousandths of a share of Preferred Stock purchasable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest ten-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. Such record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Right Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company may, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled as a result of such adjustment. Right Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

(i)   Irrespective of any adjustment or change in the Purchase Price or the number of one one-thousandths of a share of Preferred Stock issuable upon the exercise of the Rights, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price and the number of one one-thousandths of a share of Preferred Stock which were expressed in the initial Right Certificates issued hereunder.

(j)   Before taking any action that would cause an adjustment reducing the Purchase Price below the then par value, if any, of the shares of Preferred Stock or other shares of capital stock issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Preferred Stock or other such shares at such adjusted Purchase Price.

(k)   In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuing to the holder of any Right exercised after such record date the Preferred Stock, Common Stock or other capital stock or securities of the Company, if any, issuable upon such exercise over and above the Preferred Stock, Common Stock or other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

(l)   Notwithstanding anything in this Section 11 to the contrary, the Company shall be entitled to make such adjustments in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that the Board of Directors in its sole discretion shall determine to be advisable in order that any consolidation or subdivision of the Preferred Stock, issuance (wholly for cash) of any shares of Preferred Stock at less than the current market price, issuance (wholly for cash) of Preferred Stock or securities which by their terms are convertible into or exchangeable for Preferred Stock, dividends on Preferred Stock payable in shares of Preferred Stock or issuance of rights, options or warrants referred to hereinabove in Section 11(b), hereafter made by the Company to holders of its Preferred Stock shall not be taxable to such stockholders.

(m)   Notwithstanding anything in this Rights Agreement to the contrary, in the event that at any time after the date of this Rights Agreement and prior to the Distribution Date, the Company shall (i) declare and pay any dividend on the Common Stock payable in Common Stock, or (ii) effect a subdivision, combination or consolidation of the Common Stock (by reclassification or otherwise than by payment of a dividend payable in Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case, the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event.

(n)   The Company agrees that, after the earlier of the Distribution Date or the Stock Acquisition Date, it will not, except as permitted by Sections 23, 24 or 27 hereof, take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or eliminate the benefits intended to be afforded by the Rights.

Section 12.   Certificate of Adjusted Purchase Price or Number of Shares.   Whenever an adjustment is made as provided in Section 11 or 13 hereof, the Company shall promptly (a) prepare a certificate setting forth such adjustment, and a brief statement of the facts accounting for such adjustment, (b) file with the Rights Agent and with each transfer agent for the Common Stock and the Preferred Stock a copy of such certificate and (c) mail a brief summary thereof to each holder of a Right Certificate (or if prior to the Distribution Date, to each holder of a certificate representing shares of Common Stock) in accordance with Section 26 hereof (if so required under Section 25 hereof). Notwithstanding the foregoing sentence, the failure of the Company to give such notice shall not affect the validity of or the force or effect of or the requirement for such adjustment. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment therein contained and shall not be deemed to have knowledge of any such adjustment unless and until it shall have received such certificate. Any adjustment to be made pursuant to Sections 11 or 13 hereof shall be effective as of the date of the event giving rise to such adjustment.

Section 13.   Consolidation, Merger or Sale or Transfer of Assets or Earning Power.   (a) In the event, directly or indirectly, at any time after any Person has become an Acquiring Person, (i) the Company shall merge with and into any other Person (other than one or more of its wholly-owned Subsidiaries), (ii) any Person (other than one or more of its wholly-owned Subsidiaries) shall consolidate with the Company, or any Person (other than one or more of its wholly-owned Subsidiaries) shall merge with and into the Company and the Company shall be the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Common Stock shall be changed into or exchanged for stock or other securities of any other Person (or of the Company) or cash or any other property, or (iii) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one or more transactions, assets or earning power aggregating to 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly-owned Subsidiaries), then, and in each such case, proper provision shall be made so that:

(A)   each holder of record of a Right (other than Rights which have become void pursuant to Section 11(a)(ii)) shall thereafter have the right to receive, upon the exercise thereof at a price equal to the then-current Purchase Price multiplied by the number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable (whether or not such Right was then exercisable) immediately prior to the time that any Person first became an Acquiring Person (each as subsequently adjusted thereafter pursuant to Sections 11(a)(i), 11(b), 11(c), 11(f), 11(h), 11(i) and 11(m)), in accordance with the terms of this Rights Agreement and in lieu of Preferred Stock, such number of validly issued, fully paid and non-assessable and freely tradeable shares of Common Stock of the Principal Party (as defined below) not subject to any liens, encumbrances, rights of first refusal or other adverse claims, as shall be equal to the result obtained by (1) multiplying the then-current Purchase Price by the number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to the time that any Person first became an Acquiring Person (as subsequently adjusted thereafter pursuant to Sections 11(a)(i), 11(b), 11(c), 11(f), 11(h), 11(i) and 11(m)) and (2) dividing that product by 50% of the then-current per share market price of the Common Stock of such Principal Party (determined pursuant to Section 11(d)(i) hereof) on the date of consummation of such consolidation, merger, sale or transfer; provided, that the Purchase Price and the number of shares of Common Stock of such Principal Party issuable upon exercise of each Right shall be further adjusted as provided in Section 11(f) of this Rights Agreement to reflect any events occurring in respect of such Principal Party after the date of such consolidation, merger, sale or transfer;

(B)   such Principal Party shall thereafter be liable for, and shall assume, by virtue of such consolidation, merger, sale or transfer, all the obligations and duties of the Company pursuant to this Rights Agreement;

(C)   the term "Company" as used herein shall thereafter be deemed to refer to such Principal Party; and

(D)   such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of its shares of its Common Stock) in connection with such consummation of any such transaction as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to the shares of its Common Stock thereafter deliverable upon the exercise of the Rights; provided, that upon the subsequent occurrence of any consolidation, merger, sale or transfer of assets or other extraordinary transaction in respect of such Principal Party, each holder of a Right shall thereupon be entitled to receive, upon exercise of a Right and payment of the Purchase Price as provided in this Section 13(a), such cash, shares, rights, warrants and other property which such holder would have been entitled to receive had such holder, at the time of such transaction, owned the Common Stock of the Principal Party receivable upon the exercise of a Right pursuant to this Section 13(a), and such Principal Party shall take such steps (including, but not limited to, reservation of shares of stock) as may be necessary to permit the subsequent exercise of the Rights in accordance with the terms hereof for such cash, shares, rights, warrants and other property.

(b)   "Princi pal Party" shall mean:

(i)   in the case of any transaction described in clauses (i) or (ii) of the first sentence of Section 13(a) hereof: (A) the Person that is the issuer of the securities into which the shares of Common Stock are converted in such merger or consolidation, or, if there is more than one such issuer, the issuer of the shares of Common Stock of which have the greatest aggregate market value of shares outstanding, or (B) if no securities are so issued, (x) the Person that is the other party to the merger, if such Person survives said merger, or, if there is more than one such Person, the Person the shares of Common Stock of which have the greatest aggregate market value of shares outstanding or (y) if the Person that is the other party to the merger does not survive the merger, the Person that does survive the merger (including the Company if it survives) or (z) the Person resulting from the consolidation; and

(ii)   in the case of any transaction described in clause (iii) of the first sentence in Section 13(a) hereof, the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions, or, if each Person that is a party to such transaction or transactions receives the same portion of the assets or earning power so transferred or if the Person receiving the greatest portion of the assets or earning power cannot be determined, whichever of such Persons is the issuer of Common Stock having the greatest aggregate market value of shares outstanding;

provided, however, that in any such case described in the foregoing clause (b)(i) or (b)(ii), if the Common Stock of such Person is not at such time or has not been continuously over the preceding 12-month period registered under Section 12 of the Exchange Act, then (1) if such Person is a direct or indirect Subsidiary of another Person the Common Stock of which is and has been so registered, the term "Principal Party" shall refer to such other Person, or (2) if such Person is a Subsidiary, directly or indirectly, of more than one Person, and the Common Stock of all of such Persons have been so registered, the term "Principal Party" shall refer to whichever of such Persons is the issuer of Common Stock having the greatest aggregate market value of shares outstanding, or (3) if such Person is owned, directly or indirectly, by a joint venture formed by two or more Persons that are not owned, directly or indirectly, by the same Person, the rules set forth in clauses (1) and (2) above shall apply to each of the owners having an interest in the venture as if the Person owned by the joint venture was a Subsidiary of both or all of such joint venturers, and the Principal Party in each such case shall bear the obligations set forth in this Section 13 in the same ratio as its interest in such Person bears to the total of such interests.

(c)   The Company shall not consummate any consolidation, merger, sale or transfer referred to in Section 13(a) hereof unless prior thereto the Company and the Principal Party involved therein shall have executed and delivered to the Rights Agent an agreement confirming that the requirements of Sections 13(a) and (b) hereof shall promptly be performed in accordance with their terms and that such consolidation, merger, sale or transfer of assets shall not result in a default by the Principal Party under this Rights Agreement as the same shall have been assumed by the Principal Party pursuant to Sections 13(a) and (b) hereof and providing that, as soon as practicable after executing such agreement pursuant to this Section 13, the Principal Party will:

(i)   prepare and file a registration statement under the Securities Act, if necessary, with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, use its best efforts to cause such registration statement to become effective as soon as practicable after such filing and use its best efforts to cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the Expiration Date, and similarly comply with applicable state securities laws;

(ii)   use its best efforts, if the Common Stock of the Principal Party shall be listed or admitted to trading on the NYSE or on another national securities exchange, to list or admit to trading (or continue the listing of) the Rights and the securities purchasable upon exercise of the Rights on the NYSE or such securities exchange, or, if the Common Stock of the Principal Party shall not be listed or admitted to trading on the NYSE or a national securities exchange, to cause the Rights and the securities receivable upon exercise of the Rights to be reported by such other system then in use;

(iii)   deliver to holders of the Rights historical financial statements for the Principal Party which comply in all respects with the requirements for registration on Form 10 (or any successor form) under the Exchange Act; and

(iv)   obtain waivers of any rights of first refusal or preemptive rights in respect of the Common Stock of the Principal Party subject to purchase upon exercise of outstanding Rights.

In the event that any of the transactions described in Section 13(a) hereof shall occur at any time after the occurrence of a transaction described in Section 11(a)(ii) hereof, the Rights which have not theretofore been exercised shall thereafter be exercisable in the manner described in Section 13(a).

(d)   In case the Principal Party has a provision in any of its authorized securities or in its certificate of incorporation or by-laws or other instrument governing its affairs, which provision would have the effect of (i) causing such Principal Party to issue (other than to holders of Rights pursuant to this Section 13), in connection with, or as a consequence of, the consummation of a transaction referred to in this Section 13, shares of Common Stock or Common Stock Equivalents of such Principal Party at less than the then-current market price per share thereof (determined pursuant to Section 11(d) hereof) or securities exercisable for, or convertible into, Common Stock or Common Stock Equivalents of such Principal Party at less than such then-current market price, or (ii) providing for any special payment, tax or similar provision in connection with the issuance of the Common Stock of such Principal Party pursuant to the provisions of Section 13, then, in such event, the Company hereby agrees with each holder of Rights that it shall not consummate any such transaction unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing that the provision in question of such Principal Party shall have been canceled, waived or amended, or that the authorized securities shall be redeemed, so that the applicable provision will have no effect in connection with, or as a consequence of, the consummation of the proposed transaction.

(e)   The Company covenants and agrees that it shall not, at any time after a Person first becomes an Acquiring Person, enter into any transaction of the type contemplated by Sections 13(a)(i)-(iii) hereof if (x) at the time of or immediately after such consolidation, merger, sale, transfer or other transaction there are any rights, warrants or other instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights, (y) prior to, simultaneously with or immediately after such consolidation, merger, sale, transfer or other transaction, the stockholders of the Person who constitutes, or would constitute, the Principal Party for purposes of Section 13(b) hereof shall have received a distribution of Rights previously owned by such Person or any of its Affiliates or Associates or (z) the form or nature of organization of the Principal Party would preclude or limit the exercisability of the Rights.

Section 14.   Fractional Rights and Fractional Shares.   (a) The Company shall not be required to issue fractions of Rights (except prior to the Distribution Date in accordance with Section 11(n) hereof) or to distribute Right Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported by (w) the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, (x) if the Rights are not listed or admitted to trading on the NYSE, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, (y) if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by such system then in use or, (z) if on any such date the Rights are not so quoted or reported, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors of the Company. If on any such date no such market maker is making a market in the Rights, the fair value of the Rights on such date as determined in good faith by the Board of Directors of the Company shall be used.

(b)   The Company shall not be required to issue fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) upon exercise of the Rights or to distribute certificates which evidence fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock). Interests in fractions of Preferred Stock in integral multiples of one one-thousandth of a share of Preferred Stock may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a depositary selected by it; provided, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as beneficial owners (for the purposes of this Section 14(b), as such term is defined in Rule 13d-3 or 13d-5 of the General Rules and Regulations under the Exchange Act) of the Preferred Stock represented by such depositary receipts. In lieu of fractional shares of Preferred Stock that are not integral multiples of one one-thousandth of a share of Preferred Stock, the Company shall pay to the registered holders of Right Certificates at the time such Rights are exercised or exchanged as herein provided an amount in cash equal to the same fraction of the current market value of one share of Preferred Stock. For the purposes of this Section 14(b), the current market value of a share of Preferred Stock shall be the closing price of a share of Preferred Stock (as determined pursuant to Section 11(d)(ii) hereof) for the Trading Day immediately prior to the date of such exercise or exchange.

(c)   The Company shall not be required to issue fractions of shares of Common Stock or to distribute certificates which evidence fractional shares of Common Stock upon the exercise or exchange of Rights. In lieu of such fractional shares of Common Stock, the Company shall pay to the registered holders of the Right Certificates with regard to which such fractional shares of Common Stock would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole share of Common Stock. For purposes of this Section 14(c), the current market value of one share of Common Stock for which a Right is exercisable shall be deemed to be the closing price of one share of Common Stock (as determined in accordance with Section 11(d)(i) hereof), for the Trading Day immediately prior to the date of such exercise or exchange.

(d)   The holder of a Right by the acceptance of the Right expressly waives the right to receive any fractional Rights or any fractional shares upon exercise or exchange of a Right (except as provided above).

Section 15.   Rights of Action.   All rights of action in respect of this Rights Agreement, excepting the rights of action given to the Rights Agent under Section 18 hereof, are vested in the respective registered holders of the Right Certificates (and, prior to the Distribution Date, the registered holders of the Common Stock); and any registered holder of any Right Certificate (or, prior to the Distribution Date, of the Common Stock), without the consent of the Rights Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of the Common Stock), on such holder's own behalf and for such holder's own benefit, may enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder's right to exercise the Rights evidenced by such Right Certificate (or, prior to the Distribution Date, such Common Stock) in the manner provided in such Right Certificate and in this Rights Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Rights Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Rights Agreement.

Section 16.   Agreement of Right Holders.   Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(i)   prior to the Distribution Date, the Rights will not be evidenced by a Right Certificate and will be transferable only in connection with the transfer of the Common Stock;

(ii)   after the Distribution Date, the Right Certificates are transferable only on the registry books of the Rights Agent if surrendered at the office or agency of the Rights Agent designated for such purpose, duly endorsed or accompanied by a proper instrument of transfer;

(iii)   the Company and the Rights Agent may deem and treat the Person in whose name the Right Certificate (or, prior to the Distribution Date, the Common Stock certificate (or Book Entry shares in respect of Common Stock)) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the Common Stock certificate (or notices provided to holders of Book Entry shares of Common Stock) made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent, subject to Section 7(e) hereof, shall be affected by any notice to the contrary; and

(iv)   notwithstanding anything in this Rights Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of its inability to perform any of its obligations under this Rights Agreement by reason of any preliminary or permanent injunction or other order, judgment, decree or ruling (whether interlocutory or final) issued by a court or by a governmental, regulatory, self-regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, that the Company must use its reasonable best efforts to have any such injunction, order, judgment, decree or ruling lifted or otherwise overturned as soon as possible.

Section 17.   Right Certificate Holder Not Deemed a Stockholder.   No holder, as such, of any Right Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the Preferred Stock or any other securities of the Company which may at any time be issuable on the exercise or exchange of the Rights represented thereby, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in this Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by such Right Certificate shall have been exercised or exchanged in accordance with the provisions hereof.

Section 18.   Concerning the Rights Agent.   (a) The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Rights Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Rights Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly.

(b)   The Rights Agent shall be protected and shall incur no liability for, or in respect of any action taken, suffered or omitted by it in connection with, its administration of this Rights Agreement in reliance upon any Right Certificate or certificate representing the Preferred Stock, the Common Stock or any other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document reasonably believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons, or otherwise upon the advice of counsel as set forth in Section 20 hereof.

Section 19.   Merger or Consolidation or Change of Name of Rights Agent.   (a) Any corporation or entity into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any corporation or entity resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation or entity succeeding to the stock transfer or corporate trust powers of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Rights Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided, that such corporation or entity would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Rights Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of such successor Rights Agent; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Rights Agreement.

(b)   In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Rights Agreement.

Section 20.   Duties of Rights Agent.   The Rights Agent undertakes the duties and obligations imposed by this Rights Agreement upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance thereof, shall be bound:

(a)   The Rights Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

(b)   Whenever in the performance of its duties under this Rights Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by any one of the Chief

Executive Officer, President, any Vice President, the Treasurer or the Secretary of the Company (each, an "Authorized Officer") and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Rights Agreement in reliance upon such certificate.

(c)   The Rights Agent shall be liable hereunder to the Company and any other Person only for its own gross negligence, bad faith or willful misconduct.

(d)   The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Rights Agreement or in the Right Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e)   The Rights Agent shall not be under any responsibility in respect of the validity of this Rights Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Rights Agreement or in any Right Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 11(a)(ii) hereof) or any adjustment in the terms of the Rights (including the manner, method or amount thereof) provided for in Sections 3, 11, 13, 23 and 24, or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after receipt of a certificate furnished pursuant to Section 12, describing such change or adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Preferred Stock or other securities to be issued pursuant to this Rights Agreement or any Right Certificate or as to whether any shares of Preferred Stock or other securities will, when issued, be validly authorized and issued, fully paid and nonassessable.

(f)   The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Rights Agreement.

(g)   The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person reasonably believed by the Rights Agent to be one of the Authorized Officers, and to apply to such Authorized Officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such Authorized Officer or for any delay in acting while waiting for those instructions. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent under this Rights Agreement and the date on and/or after which such action shall be taken or such omission shall be effective. The Rights Agent shall not be liable for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in any such application on or after the date specified in such application (which date shall not be less than five Business Days after the date any Authorized Officer of the Company actually receives such application, unless any such Authorized Officer shall have consented in writing to an earlier date) unless, prior to taking any such action (or the effective date in the case of an omission), the Rights Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

(h)   The Rights Agent and any stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Rights Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

(i)   The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided, that reasonable care was exercised in the selection and continued employment thereof.

(j)   If, with respect to any Right Certificate surrendered to the Rights Agent for exercise or transfer, the certificate contained in the form of assignment or the form of election to purchase set forth on the reverse thereof, as the case may be, has not been completed to certify the holder is not an Acquiring Person (or an Affiliate or

Associate thereof) or a transferee thereof, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company.

Section 21.   Change of Rights Agent.   The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Rights Agreement upon 30 days' notice in writing mailed to the Company and, in the event that the Rights Agent or one if its affiliates is not also the transfer agent for the Company, to each transfer agent of the Common Stock or Preferred Stock by registered or certified mail, and, following the Distribution Date, to the holders of the Right Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock or Preferred Stock by registered or certified mail, and, following the Distribution Date, to the holders of the Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his, her or its Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (A) a corporation or other entity organized and doing business under the laws of the United States or any State thereof, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million or (B) an affiliate of a corporation or entity described in clause (A) of this sentence. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock or Preferred Stock, and, following the Distribution Date, mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 22.   Issuance of New Right Certificates.   Notwithstanding any of the provisions of this Rights Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such forms as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Rights Agreement. In addition, in connection with the issuance or sale of Common Stock following the Distribution Date and prior to the Expiration Date, the Company may with respect to shares of Common Stock so issued or sold (i) pursuant to the exercise of stock options, (ii) under any employee plan or arrangement, (iii) upon the exercise, conversion or exchange of securities, notes or debentures issued by the Company or (iv) pursuant to a contractual obligation of the Company, in each case existing prior to the Distribution Date, issue Right Certificates representing the appropriate number of Rights in connection with such issuance or sale.

Section 23.   Redemption.   (a) The Board of Directors of the Company may, at its option at any time prior to such time as any Person first becomes an Acquiring Person, redeem all but not less than all the then-outstanding Rights at a redemption price of $0.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring in respect of the Common Stock of the Company after November 13, 2020 (the redemption price hereinafter referred to as the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the current market price of the Common Stock at the time of redemption as determined pursuant to Section 11(d)(i) hereof) or any other form of consideration deemed appropriate by the Board of Directors.

(b)   Immediately upon the action of the Board of Directors ordering the redemption of the Rights pursuant to paragraph (a) of this Section 23 (or at such later time as the Board of Directors may establish for the effectiveness of such redemption), and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Company shall promptly give public notice of any such redemption; provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within 10 days after such action of the Board of

Directors ordering the redemption of the Rights (or such later time as the Board of Directors may establish for the effectiveness of such redemption), the Company shall mail a notice of redemption to all the holders of the then-outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Stock. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption shall state the method by which the payment of the Redemption Price will be made. The failure to give notice required by this Section 23(b) or any defect therein shall not affect the validity of the action taken by the Company.

(c)   In the case of a redemption under Section 23(a) hereof, the Company may, at its option, discharge all of its obligations with respect to the Rights by (i) issuing a press release announcing the manner of redemption of the Rights and (ii) mailing payment of the Redemption Price to the registered holders of the Rights at their last addresses as they appear on the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent of the Common Stock, and upon such action, all outstanding Right Certificates shall be void without any further action by the Company.

Section 24.   Exchange.   (a) The Board of Directors of the Company may, at its option, at any time after any Person first becomes an Acquiring Person, exchange all or part of the then-outstanding Rights (which shall not include Rights that have not become effective or that have become void pursuant to the provisions of Section 11(a)(ii) hereof) for shares of Common Stock at an exchange ratio of one share of Common Stock (or one one-thousandth of a share of Preferred Stock) per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after November 13, 2020 (such amount per Right being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after an Acquiring Person becomes the Beneficial Owner of shares of Common Stock aggregating 50% or more of the shares of Common Stock then outstanding. From and after the occurrence of an event specified in Section 13(a) hereof, any Rights that theretofore have not been exchanged pursuant to this Section 24(a) shall thereafter be exercisable only in accordance with Section 13 and may not be exchanged pursuant to this Section 24(a). The exchange of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Prior to effecting an exchange pursuant to this Section 24, the Board of Directors may direct the Company to enter into a Trust Agreement in such form and with such terms as the Board of Directors shall then approve (the "Trust Agreement"). If the Board of Directors so directs, the Company shall enter into the Trust Agreement and shall issue to the trust created by such agreement (the "Trust") all of the shares of Common Stock issuable pursuant to the exchange, and all stockholders entitled to receive shares pursuant to the exchange shall be entitled to receive such shares (and any dividends or distributions made thereon after the date on which such shares are deposited in the Trust) only from the Trust and solely upon compliance with the relevant terms and provisions of the Trust Agreement.

(b)   Immediately upon the effectiveness of the action of the Board of Directors of the Company ordering the exchange of any Rights pursuant to paragraph (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give public notice of any such exchange and shall promptly mail a notice of any such exchange to all of the holders of the Rights so exchanged at their last addresses as they appear upon the registry books of the Rights Agent; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the shares of Common Stock for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 11(a)(ii) hereof) held by each holder of Rights.

(c)   The Company may at its option substitute and, in the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued (and unreserved) to permit an exchange of Rights for Common Stock as contemplated in accordance with this Section 24, the Company shall substitute to the extent of such insufficiency, for each share of Common Stock that would otherwise be issuable upon exchange of a Right, a number of shares of Preferred Stock or fractions thereof (or Equivalent Preferred Shares as such term is defined in Section 11(b)) such that the current per share market price (determined pursuant to Section 11(d) hereof) of one share of Preferred Stock (or Equivalent Preferred Share) multiplied by such number or fraction is equal to the current per share market price of one share of Common Stock (determined pursuant to Section 11(d) hereof) as of the date of such exchange.

Section 25. Notice of Certain Events.   (a) In case the Company shall at any time after the earlier of the Distribution Date or the Stock Acquisition Date propose (i) to pay any dividend payable in stock of any class to the holders of its Preferred Stock or to make any other distribution to the holders of its Preferred Stock (other than a regular quarterly cash dividend), (ii) to offer to the holders of its Preferred Stock rights or warrants to subscribe for or to purchase any additional shares of Preferred Stock or shares of stock of any class or any other securities, rights or options, (iii) to effect any reclassification of its Preferred Stock (other than a reclassification involving only the subdivision or combination of outstanding Preferred Stock), (iv) to effect the liquidation, dissolution or winding up of the Company, or (v) to pay any dividend on the Common Stock payable in Common Stock or to effect a subdivision, combination or consolidation of the Common Stock (by reclassification or otherwise than by payment of dividends in Common Stock), then, in each such case, the Company shall give to each holder of a Right Certificate, in accordance with Section 26 hereof, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, or distribution or offering of rights or warrants, or the date on which such liquidation, dissolution, reclassification, subdivision, combination, consolidation or winding up is to take place and the date of participation therein by the holders of the Common Stock and/or Preferred Stock, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least 10 days prior to the record date for determining holders of the Preferred Stock for purposes of such action, and in the case of any such other action, at least 10 days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Common Stock and/or Preferred Stock, whichever shall be the earlier.

(b)   In case any event described in Section 11(a)(ii) or Section 13 shall occur then the Company shall as soon as practicable thereafter give to each holder of a Right Certificate (or if occurring prior to the Distribution Date, the holders of the Common Stock) in accordance with Section 26 hereof, a notice of the occurrence of such event, which notice shall describe such event and the consequences of such event to holders of Rights under Section 11(a)(ii) and Section 13 hereof.

(c)   The failure to give notice required by this Section 25 or any defect therein shall not affect the validity of the action taken by the Company or the vote upon any such action.

Section 26. Notices.   Notices or demands authorized by this Rights Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by overnight delivery service or first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

CNO Financial Group, Inc.
11825 North Pennsylvania Street
Carmel, Indiana 46032
Attn: Chief Financial Officer

Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Rights Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by overnight delivery service or first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
Attn: Corporate Trust Department

with a copy (which shall not constitute notice) to:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
Attn: General Counsel

Notices or demands authorized by this Rights Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

Section 27. Supplements and Amendments.   Except as otherwise provided in this Section 27, for so long as the Rights are then redeemable, the Company may in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement or amend any provision of this Rights Agreement in any respect without the approval of any holders of the Rights. At any time when the Rights are no longer redeemable, except as otherwise provided in this Section 27, the Company may, and the Rights Agent shall, if the Company so directs, supplement or amend this Rights Agreement without the approval of any holders of Rights in order to (i) cure any ambiguity, (ii) correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, (iii) shorten or lengthen any time period hereunder, or (iv) change or supplement the provisions hereunder in any manner which the Company may deem necessary or desirable; provided, however, that no such supplement or amendment shall adversely affect the interests of the holders of Rights as such (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person), and no such amendment may cause the Rights again to become redeemable or cause this Rights Agreement again to become amendable other than in accordance with this sentence. Notwithstanding anything contained in this Rights Agreement to the contrary, no supplement or amendment shall be made which decreases the Redemption Price. Upon the delivery of a certificate from an appropriate officer of the Company which states that the supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment; provided, that any supplement or amendment that does not amend Section 18, 19, 20 or 21 hereof or this Section 27 in a manner adverse to the Rights Agent shall become effective immediately upon execution by the Company, whether or not also executed by the Rights Agent.

Section 28. Process to Seek Exemption. Any Person who desires to effect any acquisition of Company 382 Securities that might, if consummated, result in such Person (together with its Affiliates and Associates) Beneficially Owning 4.99% or more of any class of Company 382 Securities then outstanding (or, in the case of a Grandfathered Person, additional shares of Company 382 Securities in excess of those permitted by the definition of Grandfathered Person) (a "Requesting Person") may, prior to the Stock Acquisition Date and in accordance with this Section 28, request that the Board of Directors grant an exemption with respect to such acquisition under this Agreement so that such Person would be deemed to be an "Exempted Person" under subsections (v) or (vi) of Section 1(l) hereof for purposes of this Agreement (an "Exemption Request"). An Exemption Request shall be in proper form and shall be delivered by registered mail, return receipt requested, to the Secretary of the Company at the principal executive office of the Company. To be in proper form, an Exemption Request shall set forth (i) the name and address of the Requesting Person, (ii) the number and percentage of shares of Company 382 Securities then Beneficially Owned by the Requesting Person, together with all Affiliates and Associates of the Requesting Person, and (iii) a reasonably detailed description of the transaction or transactions by which the Requesting Person would propose to acquire Beneficial Ownership of Company 382 Securities aggregating 4.99% or more of any class of the then outstanding Company 382 Securities (or, in the case of a Grandfathered Person, additional shares of Company 382 Securities in excess of those permitted by the definition of Grandfathered Person) and the maximum number and percentage of shares of Company 382 Securities that the Requesting Person proposes to acquire. The Board of Directors shall endeavor to respond to an Exemption Request within 30 Business Days after receipt of such Exemption Request; provided, that the failure of the Board of Directors to make a determination within such period shall be deemed to constitute the denial by the Board of Directors of the Exemption Request. The Requesting Person shall respond promptly to reasonable and appropriate requests for additional information from the Company or the Board of Directors and its advisors to assist the Board of Directors in making its determination. The Board of Directors shall only grant an exemption in response to an Exemption Request if the Board of Directors determines in its sole discretion that the acquisition of Beneficial Ownership of Company 382 Securities by the Requesting Person will not jeopardize or endanger the availability to the Company of its NOL carryforwards. Any exemption granted hereunder may be granted in whole or in part, and may be subject to limitations or conditions (including a requirement that the Requesting Person agree that it will not acquire Beneficial Ownership of shares of Company 382 Securities in excess of the maximum number and percentage of shares approved by the Board of Directors), in each case as and to the extent the Board shall determine necessary or desirable to provide for the protection of the Company's NOLs.

Section 29. Successors. All the covenants and provisions of this Rights Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 30. Benefits of this Rights Agreement. Nothing in this Rights Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Stock) any legal or equitable right, remedy or claim under this Rights Agreement; but this Rights Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Stock).

Section 31. Determinations and Actions by the Board of Directors.   The Board of Directors of the Company shall have the exclusive power and authority to administer this Rights Agreement and to exercise the rights and powers specifically granted to the Board of Directors of the Company or to the Company, or as may be necessary or advisable in the administration of this Rights Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Rights Agreement and (ii) make all determinations deemed necessary or advisable for the administration of this Rights Agreement (including, without limitation, a determination to redeem or exchange or not redeem or exchange the Rights or to amend or not amend this Rights Agreement). All such actions, calculations, interpretations and determinations that are done or made by the Board of Directors of the Company in good faith, shall be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights, as such, and all other parties.

Section 32. Severability.   If any term, provision, covenant or restriction of this Rights Agreement or applicable to this Rights Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Rights Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that notwithstanding anything in this Rights Agreement to the contrary, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board of Directors determines in its good faith judgment that severing the invalid language from this Rights Agreement would adversely affect the purpose or effect of this Rights Agreement, the right of redemption set forth in Section 23 hereof shall be reinstated (with prompt notice to the Rights Agent) and shall not expire until the Close of Business on the tenth Business Day following the date of such determination by the Board. Without limiting the foregoing, if any provision requiring a specific group of Directors of the Company to act is held by any court of competent jurisdiction or other authority to be invalid, void or unenforceable, such determination shall then be made by the Board of Directors in accordance with applicable law and the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.

Section 33. Governing Law.   This Rights Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

Section 34. Counterparts.   This Rights Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Rights Agreement transmitted electronically shall have the same authority, effect and enforceability as an original signature.

Section 35. Descriptive Headings.   Descriptive headings of the several sections of this Rights Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 36. Prior Agreement.   This Rights Agreement amends and restates in its entirety the Third A&R Rights Agreement and the terms and provisions of the Third A&R Rights Agreement are superseded hereby.

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CNO Financial Group, Inc.

11825 N. Pennsylvania Street
Carmel, IN 46032
(317) 817-6100

CNOinc.com

(03/21) 198706